UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170200

DIVISION OF
CORPORATION FINANCE

March 7, 2017

Alan F. Denenberg
Davis Polk & Wardwell LLP
alan.denenberg@davispolk.com

Re: Equinix, Inc.
Incoming letter dated February 27, 2017

Dear Mr. Denenberg:

This is in response to your letter dated February 27, 2017 concerning the shareholder proposal submitted to Equinix by John Chevedden. We also have received letters from the proponent dated March 5, 2017 and March 6, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDM M-07-16

March 7, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Equinix, Inc.
Incoming letter dated February 27, 2017

The proposal requests that the board take the steps necessary to amend the company's proxy access bylaw in the manner specified in the proposal.

There appears to be some basis for your view that Equinix may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Equinix's policies, practices and procedures compare favorably with the guidelines of the proposal and that Equinix has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Equinix omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Equinix did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16 ***FISMA & OMB MEMORANDM M-07-16***

March 6, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Equinix, Inc. (EQIX)
Proxy Access – 50 Participants
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 27, 2017 no-action request.

The company does not discuss whether ISS ever recommended a rule 14a-8 proposal, like this proposal, that asks that the proxy access ceiling be raised beyond 20-participants.

A proposal like this proposal came to a vote on February 28, 2017 at a major company and received a significant percentage vote.

It seems that ISS would know something about whether large holders typically own their stock for an ironclad continuous 3-years.

The company's exhibit-bare narrative provided no analysis of the impact of the trading volatility of its stock (over a period of 12 quarters) on the company's purported figures.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Brandi Galvin Morandi <bgalvin@equinix.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16

FISMA & OMB MEMORANDM M-07-16

March 5, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Equinix, Inc. (EQIX)
Proxy Access – 50 Participants
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 27, 2017 no-action request.

The analysis in the attached rebuttal to the Amazon no-action request would seem to also apply to the issues in the Equinix no-action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Brandi Galvin Morandi <bgalvin@equinix.com>

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

March 5, 2017

Re: Amazon.com, Inc.
Shareholder Proposal of James McRitchie
SEC Rule 14a-8

To SEC Staff:

This is in response to the February 21, 2017 letter submitted to the Securities and Exchange Commission (SEC) on behalf of Amazon.com, Inc. ("Amazon" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2017 annual meeting.

Because the Company has failed to demonstrate substantial implementation of the 2016 proposal, the Proposal may not be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) Background

Companies seeking to establish the availability of subsection (i)(10) have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.[1]

[1] The exclusion originally applied to proposals deemed moot. See Exchange Act Release No. 12999 (Nov. 22, 1976) (noting that mootness "has not been formally stated in Rule 14a- 8 in the past but which has informally been deemed to exist."). In 1983, the Commission determined that a proposal would be "moot" if substantially implemented. Exchange Act Release No. 20091 (August 16, 1983) ("The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."). The rule was changed to reflect this administrative interpretation in 1997. See Exchange Act Release No. 39093 (Sept. 18, 1997) (proposing to alter standard

Where the shareholder specifies a range of percentages (10% to 25%), Staff has generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end.[2] Likewise the Staff has found substantial implementation when the shareholder proposal includes no percentage[3] or merely "favors" a particular percentage.[4] Implementation must "compare favorably with the guidelines of the proposal." (*Texaco, Inc.*, Mar. 28, 1991).

2016 No-Action Decisions

SEC Staff makes a distinction between substantial implementation as applied to initial bylaws and those seeking amendments to adopted bylaws. No-action letters issued by Staff have consistently denied exclusions of proposals to amend the terms of previously adopted bylaws, until recently. See *H&R Block* (July 21, 2016), *Microsoft* (September 27, 2016), *Apple* (October 27, 2016) and others. Amazon cites a number of poorly defended proxy access proposal, which received no-action relief earlier this year.

According to Staff Legal Bulletin 14 (July 13, 2001, at part B.5. and B.6.,

> "The company has the burden of demonstrating that it is entitled to exclude a proposal, and [the Staff] will not consider any basis for exclusion that is not advance by the company." Further, the Staff will "consider the specific arguments asserted by the company and the shareholder, the way in which

---

[2] In cases where the staff allowed for the exclusion of a proposal, the shareholder proposal provided a range of applicable percentages and the company selected a percentage within the range. See Citigroup Inc. (Feb. 12, 2008) (range of 10% to 25%; company selected 25%); Hewlett-Packard Co. (Dec. 11, 2007) (range of 25% or less; company selected 25 %). In General Dynamics, the proposal sought a bylaw that would permit shareholders owning 10% of the voting shares to call a special meeting. The management bylaw provided that a single 10% shareholder or a group of shareholders holding 25% could call special meetings. As a result, the provision implemented the proposal for a single shareholder but "differ[ed] regarding the minimum ownership required for a group of stockholders." General Dynamics Corp. (Feb. 6, 2009).

[3] Borders Group, Inc. (Mar. 11, 2008) (no specific percentage contained in proposal; company selected 25%); Allegheny Energy, Inc. (Feb. 19, 2008) (no percentage stated in proposal; company selected 25%).

[4] Johnson & Johnson (Feb. 19, 2009) (allowing for exclusion where company adopted bylaw setting percentage at 25% and where proposal called for a "reasonable percentage" to call a special meeting and stating that proposal "favors I0%"); 3M Co. (Feb. 27, 2008) (same).

> the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, [the Staff] may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter."

Most of the no-action decisions on proxy access proposals were decided based arguments asserted by companies without benefit of meaningful counter-arguments from proponents. Shareholders cannot rely on Staff to make counter-arguments on our behalf where prior precedent is scarce.

For example, proponents offered *no* rebuttal in the case of *Oracle Corp.* (Aug. 11, 2016). In the case of *NVR, Inc* (Mar. 25, 2016), although the proponent provided many counter-arguments to NVR's qualifying stock ownership threshold of 5%, they did nothing to counter NVR's arguments concerning potential use by "certain interest groups to the detriment of shareholders generally," made with regard to the 20-shareholder group limit. Therefore, when NVR amended its bylaws to lower the ownership threshold to 3%, proponents had little or nothing in way substantive arguments left standing. Similarly, Amazon could probably obtain no-action relief in the subject case by amending its bylaws to allow shareholders of unlimited numbers to form proxy access groups.

Limit on Aggregation of Eligible Shareholders

The Company argues their existing bylaw provisions, which limit nominating groups to 20 shareholders, "achieves the Proposal's essential purpose of providing the Company's shareholders with a meaningful proxy access right." The actual Proposal says its purpose is to "raise the current 'eligible Stockholder' aggregation limit of 20 'stockholders and beneficial owners' to a limitation of 40 or 50 stockholders and beneficial owners..," since the 20 member limitation "makes implementation problematic and less attractive." That comes from the actual Proposal, not from some made up statement by the Company. The Company has not raised the aggregation limit. Therefore, it has not meant the essential purpose of the Proposal.

The Company writes that placing a twenty-shareholder limit on the size of a nominating group, is appropriate because "it is a widely embraced standard among companies that have adopted proxy access." However, Rule14a-8(i)(10) says a proposal can be excluded from the proxy if it has been "substantially implemented," not because a company has chosen a popular alternative to the Proposal. The Proposal has not been substantially implemented.

No-action "relief" in this case is not predicated on whether or not companies can restrict shareholder-nominating groups to twenty members but on whether of not a proposal to revise such existing restrictions can be excluded from the proxy because raising the cap to 40 or 50 would have *insubstantial consequences*.

The Council of Institutional Investors (CII) researched the evidence and found the following (Proxy Access: Best Practices, August 2015):

> We note that without the ability to aggregate holdings even CII's largest members would be unlikely to meet a 3% ownership requirement to nominate directors. Our review of current research found that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined.
>
> CII's position is generally consistent with the view of the SEC. In 2010, the SEC considered, but rejected imposing a cap on the permitted number of members in a nominating group. The SEC found that individual shareowners at most companies would not be able to meet the minimum threshold of 3% ownership for proxy access unless they could aggregate their shares with other shareowners.

Amazon dismisses those findings, stating "the generic data cited in the Proposal is irrelevant to the Company's shareholder base." The list of CII members can easily be applied to Amazon, removing the "generic" argument. (list of CII members is online at http://www.cii.org/files/about_us/members/01_23_17_general_members.pdf) See column G in attached Table 1. Thirteen CII members (identified in blue) owned 1.31% of Amazon's outstanding stock at the end of the last quarter, not enough to file for proxy access. (SEC filing data obtained from FactSet Research.)

Lifting Aggregation Makes a Substantial Difference

CII members are the most likely funds to initiate filing for proxy access. Its members meet frequently with each other and set policies, including the *Best Practices* cited above. Several members of CII, most notably the New York City Comptroller, have filed proxy access proposals. Although Amazon touts the idea that its 20 largest institutional investors own 36.85% of the Company's shares, they provide no evidence that any of these shareholders have shown any intention to file for proxy access or have ever even filed a shareholder proposal. They appear highly unlikely to initiate formation of a nominating group.

Amazon claims their bylaw "achieves the Proposal's essential purpose of providing the Company's shareholders with a meaningful proxy access right." However, as the Proposal notes, the 20-member limit "makes implementation problematic and less attractive." The Proposal seeks bylaw amendments that would make implementation at Amazon more likely, not just theoretically possible.

As indicated above, 13 CII members own 1.31% of Amazon stock. They would most likely try to recruit group members from the 22 non-CII activists that have participated in at least two activist campaigns (a FactSet activism score of 3 or more in column F of Table 1). If CII members can convince T. Rowe Price to join them, they have a viable group. However, let us assume activists with the smallest holdings are most likely to join. Moving up from the smallest activist shareholder to the largest, it would take 20 activists added to 13 CII members to reach the 3% requirement.

Amazon claims there is "no evidence that increasing the shareholder aggregation limit from 20 to 40 or 50 shareholders would meaningfully enhance the existing the existing ability of the Company's shareholders to form nominating groups…"

That count in the above example is 13 members beyond Amazon's current 20-member limit and demonstrates that increasing the shareholder aggregation limit from 20 to 40 or 50 shareholders *would* meaningfully enhance the ability of Company shareholders to form a nominating group. Raising the cap to 40 or 50 would not have insubstantial consequences, as Amazon claims.

Data Limitations Reduce Group Formation

The SEC's adopting release for proxy access rules (Rule 14a-11, available at https://www.sec.gov/rules/final/2010/33-9136.pdf), in discussing its determination to use a 3% eligibility threshold and the possibilities of aggregation, relied principally on data relating to institutional investors. That discussion referred extensively to a Memorandum from the Division of Risk, Strategy, and Financial Innovation regarding the Share Ownership and Holding Period Patterns in 13F data (November 24, 2009, https://www.sec.gov/comments/s7-10-09/s71009-576.pdf) (the "Memo"), which analyzed the ownership and holding period data regarding institutional investment managers.

The Memo identified several limitations concerning datasets based on Form 13F filings, which are likely to be referenced by companies, such as Amazon, in challenges to shareholders seeking to invoke proxy access.

Differences in Ownership Definitions

> On Form 13F, investment managers report holdings over which they exercise "investment discretion". Institutional investment managers must report on Form 13F if they "exercise discretion" over $100 million or more in 13F securities, even though another person is responsible for the investment decisions. By contrast, ownership under proposed Rule 14a-11 is based on direct or indirect voting or investment power. Many institutional investment managers, such as mutual funds, pension plans, and broker dealers, with respect to their proprietary accounts, are also beneficial owners of securities reported on Form 13F; many others, such as investment advisers and broker-dealers managing private accounts and bank trust departments are not beneficial owners of reported securities.

For example, Table B showing four years of ownership data includes top owners such as Goldman Sachs, Susquehanna Financial Group and Bank of America Merrill Lynch that are broker-dealers and may not hold voting rights to Amazon.

Ambiguities Resulting from Aggregation of Multiple Accounts

> Institutional investment managers aggregate the accounts of multiple account holders in their reports on Form 13F. This can overstate eligibility. There is no way to tell from the data whether an institutional investment manager reporting a holding level above the applicable threshold appears eligible merely because it is aggregating smaller holdings represented by individual accounts.

Possible Double-Counting

> Since two or more reporting institutional investment managers can serve as advisers sharing investment discretion over shares held in the same account, it is possible that both institutional investment managers are reporting the same equity holdings on their respective 13F filings. While both co-advisers may report positions for the same account holder on Form 13F, both advisers are not allowed to vote the shares. Equity lending can cause double-counting as well, since the lending owner and the borrower of the shares may both report ownership of the same position on Form 13F.

Ineligibility of Activist Funds

The first proxy access campaign was terminated by GAMCO Asset Management Inc. (affiliated with activist investor Mario Gabelli) after their eligibility under National Fuel Gas Company ("NFG") bylaws was challenged. GAMCO has indeed had a history of clearly trying to "influence" NFG. The Gabelli funds' practice of reporting their share ownership on a Schedule 13D instead of Schedule 13G caused NFG to doubt the Gabelli funds' claim that they lacked an intent to change or influence control of NFG.

Like NFG, Amazon's bylaws preclude use proxy access by shareholders seeking to change control of the Company. (Bylaw 2.16.3(a)) Many of the funds cited in statistics cited by Amazon (as well as those we cite in the attached tables) may be ineligible to participate in proxy access under these provisions.

Although we have not analyzed the impact of each of these issues, they result in over reporting of holdings available for proxy access. Therefore, claims by the Company of eligible candidates for forming a group of 20 nominating shareholders are exaggerated even beyond what we demonstrate in the discussion below.

Owning for Three Years is *Not* the Same as Continuously Owning the Required Shares

Keep in mind the following single sentence of Amazon's proxy access bylaw:

> (b) To qualify as an "Eligible Stockholder," a stockholder must own and have owned (as defined below in subsection 2.16.2(c)) *continuously for at least*

> *three years* as of the date of the Stockholder Notice, or must be acting on behalf of a group of no more than 20 stockholders and beneficial owners each of whom owns and has owned (as defined below in subsection 2.16.2(c)) *continuously for at least three years* as of the date of the Stockholder Notice, *a number of shares* (as adjusted to account for any stock dividend, stock split, subdivision, combination, reclassification, or recapitalization) *that* (in the case of a group, in the aggregate) *represents at least three percent (3%) of the shares of the corporation entitled to vote in the election of Directors outstanding as of the date of the Stockholder Notice (the "Required Shares")*, and must thereafter continue to own the Required Shares through such annual meeting of stockholders; provided that in the case of a group of stockholders and beneficial owners (i) any and all requirements and obligations for an Eligible Stockholder set forth in Section 2.16 must be satisfied by and as to each such stockholder or beneficial owner (except that shares that a stockholder or beneficial owner has owned continuously for at least three years may be aggregated as specified above in this subsection 2.16.2(b)), and (ii) a group of any two or more funds that are (A) under common management and investment control, or (B) part of a family of funds, meaning a group of publicly-offered investment companies (whether organized in the U.S. or outside the U.S.) that hold themselves out to investors as related companies for purposes of investment and investor services, shall be treated as one stockholder or beneficial owner. No stockholder or beneficial owner, alone or together with any of its affiliates, may be a member of more than one group of stockholders or beneficial owners constituting an Eligible Stockholder under this Section 2.16, and no shares may be treated as owned by more than one stockholder or beneficial owner. (My emphasis.)

The key point of this rambling compound sentence is that in order to use the proxy access bylaw, a shareholder or each member of a shareholder group must own and have held *continuously* for at least three years, three percent of the company's shares or their proportionate shares. Watch how that keyword *continuously* drops out of Amazon's arguments.

Amazon's Specious Arguments

Amazon claims "19 of the current top 20 largest institutional shareholders have held more than 0.5% for at least three years." The Company provides no data to support any of the figures cited in their no-action request, even though it is the Company that has the burden of proof under Rule 14a-8(g).

Using Ipreo's database of SEC filings, we compiled Table 2 using twelve quarters data, 12/31/2013 – 12/31/2016. As evidenced in Column D of Table 2 (highlighted in yellow), only 13 funds have held 0.5% or over during the last three years, not 19 as Amazon claims.

The Company then argues the following:

> To further illustrate the ease of forming a nominating group with 20 or fewer shareholders, we note that, as of December 31, 2016*,* 73 different shareholders owned at least one-twentieth of 3%, or 0.15%, of the Company's outstanding shares. Any one of these shareholders can combine their shares with up to 19 other similarly situated shareholders and satisfy the 3% threshold, provided that (as with any other shareholder seeking to utilize proxy access) the other requirements set forth in the Proxy Access Bylaw are satisfied.

Of course, one of those "other requirements" is that each shareholder forming a group must have individually held their required share proportion continuously for the entire 12 quarters. Again, looking at Column D of Table 2, only 46 investors have held one-twentieth of 3%, or 0.15%, of the Company's outstanding shares for the required three years, not 73 investors, as implied by Amazon.

The Company also argues:

> As well, it appears that all but 6 of the Company's 50 largest institutional shareholders as of December 31, 2016 have owned Company shares over the past three years.

That statement is irrelevant, since Amazon provides no information on how many shares each owned or if each are capable of combining with all or any 19 of the other 49 largest institutional shareholders to form a group nominating group.

Raising the Group Limit to 50

Amazon's notes that any 20 shareholders, each holding 0.15% of the Company's outstanding shares for the required three years can form a group. We have shown that number to be 46 investors, although that number is likely to be exaggerated by the factors discussed above under the heading "Data Limitations Reduce Group Formation."

What would the impact be of raising the group limit to 50, each holding 0.06% (3%/50)? There are 95 funds that have held 0.06% for each quarter of the last three years, more than doubling the number needed to form a similar group under Amazon's current 20 shareholder group standard. (See column D of Table 2) *More than doubling the number of shareholders that can form a nominating group under this method cannot be considered insubstantial, as clamed by Amazon.*

Amazon has failed to show that raising the cap from 20 to 40 or 50 would have insubstantial consequences

The Company provides no substantive evidence that a standard limiting nominating groups to 20 members meets the essential purpose of the Proposal, which is to allow shareholders to combine in groups of 40 or 50 to achieve the required holdings.

The Company has not met the burden of proof required by Rule 14a-8(g) for their several unsubstantiated claims.

Conclusion

There is a huge difference between a group of twenty, which research by the Council of Institutional investors concludes cannot be reached by its members at most companies (or as our data has shown at Amazon), and a group of 40 or 50. Bylaws with the proposed amendments could actually be implemented, while implementing the current provisions would be nearly impossible. Amazon's proxy access bylaws provide the illusion of proxy access, just like foods labeled with unregulated terms like "natural" provide the illusion of being healthy.

Based on the facts, as stated above and Amazon's failure to document what appear to be largely baseless claims, Amazon has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that Amazon may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,

J. McRitchie

James McRitchie

Attachments 1 and 2

cc: Mark Hoffman <markhoff@amazon.com>

Pages 15 through 26 redacted for the following reasons:
- -
Copyrighted Material Omitted

Table 2: Amazon.com, Inc. (AMZN) Comparing 1 quarter with 12 quarters of Ownership Using Ipreo database of Quarterly Filings to SEC

Institutional Ownership

AMZN 475,167,000 shares 12/31/2016

	Equity Assets Under Mgmt. ($MM)	% O/S 12/31/2016	Min % O/S 3Yrs	Tota AMZN Shares 12/31/2016	Min Shares	Shares 12/31/2016	Shares 9/30/2016	Shares 6/30/2016	Shares 3/31/2016	Shares 12/31/2015	Shares 9/30/2015	Shares 6/30/2015	Shares 3/31/2015	Shares 12/31/2014	Shares 9/30/2014	Shares 6/30/2014	Shares 3/31/2014	Shares 12/31/2013
T. Rowe Price Associates, Inc.	544,871.84	4.40%	4.37%	475,167,000	20,765,275	20,919,431	21,606,036	22,092,361	22,891,435	20,765,275	21,031,615	20,800,709	21,834,595	22,951,090	22,605,862	23,406,085	21,581,602	20,805,028
The Vanguard Group, Inc.	2,242,059.95	5.29%	3.74%	475,167,000	17,750,357	25,136,813	24,585,355	23,795,875	22,713,824	22,010,802	21,398,205	20,903,353	20,582,837	19,808,121	19,173,716	18,596,989	18,220,987	17,750,357
Capital World Investors (U.S.)	580,577.81	3.57%	3.57%	475,167,000	16,942,267	16,942,267	19,621,370	20,127,388	21,369,729	22,168,299	23,146,363	23,893,278	25,308,256	26,105,656	29,207,240	32,627,640	31,673,240	30,616,450
State Street Global Advisors (SSgA)	1,118,465.87	3.44%	3.08%	475,167,000	14,626,523	16,357,782	15,808,837	15,449,142	15,659,442	15,889,213	15,546,269	15,449,612	16,208,995	16,562,094	15,577,277	14,947,598	14,626,523	15,437,101
BlackRock Fund Advisors	1,544,917.84	3.31%	2.71%	475,167,000	12,892,441	15,709,985	15,210,447	14,774,516	14,579,831	14,519,103	14,188,480	14,010,983	13,909,911	13,762,067	13,311,900	13,068,624	13,021,515	12,892,441
Fidelity Management & Research Company	798,541.13	3.97%	2.40%	475,167,000	11,401,009	18,877,623	19,459,969	19,227,992	19,474,031	18,241,504	16,318,832	15,097,236	13,703,631	11,401,009	12,496,282	12,210,713	14,898,111	17,828,140
Capital Research Global Investors (U.S.)	410,424.23	2.26%	2.18%	475,167,000	10,338,936	10,725,819	10,707,921	10,906,539	10,965,774	10,338,936	12,210,185	14,817,635	16,688,435	17,415,395	18,383,305	18,882,590	14,826,470	14,347,890
Baillie Gifford & Company, LTD	110,845.03	1.57%	1.57%	475,167,000	7,442,632	7,442,632	7,591,470	7,648,097	8,169,498	8,143,088	9,244,605	10,823,110	11,022,179	10,901,136	10,354,816	10,599,093	9,550,164	9,844,345
Jennison Associates, LLC	92,926.84	0.97%	0.97%	475,167,000	4,625,950	4,625,950	5,068,942	5,231,161	5,478,195	5,152,793	5,486,313	5,517,475	5,284,436	5,380,308	5,354,370	5,676,137	6,007,754	6,119,215
Northern Trust Investments, Inc.	308,053.64	0.81%	0.79%	475,167,000	3,754,667	3,852,270	3,891,134	3,851,913	3,783,757	3,754,667	3,890,798	3,928,348	3,940,215	3,929,368	3,911,362	3,937,312	4,054,925	4,226,846
Invesco PowerShares Capital Management, LLC	90,069.67	0.76%	0.69%	475,167,000	3,264,941	3,624,080	3,413,147	3,264,941	3,693,258	3,902,284	3,722,283	3,692,134	3,712,181	3,997,795	4,486,144	4,793,374	5,170,157	5,226,975
TIAA-CREF Investment Management, LLC	269,918.90	0.75%	0.61%	475,167,000	2,896,703	3,583,270	3,825,872	3,839,469	3,543,789	3,999,795	4,417,691	4,135,391	3,541,008	3,040,091	2,896,703	2,904,077	3,614,675	3,489,476
Geode Capital Management, LLC	240,364.76	0.76%	0.59%	475,167,000	2,795,760	3,625,715	3,443,824	3,294,289	3,296,671	3,208,541	3,178,159	3,136,963	3,108,631	2,982,749	2,855,401	2,812,258	2,834,018	2,795,760
Norges Bank Investment Management (Norway)	523,943.89	0.65%	0.53%	475,167,000	2,526,203	3,091,076	3,091,076	3,091,076	3,091,076	3,091,076	2,782,449	2,736,077	2,653,960	2,570,876	2,526,203	2,526,203	2,597,676	2,597,676
Fisher Investments	59,790.88	0.42%	0.42%	475,167,000	1,977,341	2,002,724	1,977,341	1,984,591	2,503,102	2,497,597	2,498,513	2,490,542	2,465,621	2,415,177	2,461,685	2,466,455	2,343,442	2,385,868
Morgan Stanley Investment Management Inc.	56,423.41	0.45%	0.41%	475,167,000	1,946,769	2,123,180	1,946,769	2,178,924	2,245,048	2,242,407	2,626,628	2,933,004	3,211,205	3,361,881	3,458,784	3,595,852	3,538,149	3,029,500
Mellon Capital Management Corporation	167,578.52	0.38%	0.38%	475,167,000	1,785,005	1,793,183	1,847,145	1,785,005	1,830,853	1,919,930	1,980,149	2,043,144	2,243,504	2,345,774	2,339,989	2,305,940	2,074,780	2,020,104
BNY Asset Management	118,130.35	0.40%	0.37%	475,167,000	1,778,760	1,895,617	1,837,301	1,839,598	1,845,949	1,816,352	1,781,332	1,799,857	1,778,760	1,792,033	1,829,661	1,885,883	1,934,335	1,992,451
Columbia Threadneedle Investments (U.S.)	172,023.07	0.37%	0.37%	475,167,000	1,777,316	1,777,316	1,971,906	2,489,572	2,442,188	2,523,669	2,433,462	2,344,634	2,710,803	2,696,718	2,975,541	2,646,073	2,416,611	2,120,037
BlackRock Investment Management (U.K.), LTD	309,895.40	0.61%	0.36%	475,167,000	1,716,215	2,916,939	2,733,142	2,633,068	2,523,678	2,502,070	2,491,700	2,393,581	2,301,200	2,192,227	1,759,843	1,774,743	1,778,115	1,716,215
J.P. Morgan Investment Management, Inc.	253,636.73	0.74%	0.35%	475,167,000	1,661,848	3,529,344	3,849,492	3,904,879	4,022,037	4,163,266	3,896,420	3,895,942	2,870,718	1,661,848	1,859,432	3,692,814	4,622,995	4,352,016
Goldman Sachs & Co. (U.S.) (Broker)	155,182.55	0.45%	0.33%	475,167,000	1,586,634	2,160,222	1,697,218	1,879,421	1,805,457	1,856,985	1,842,535	1,593,009	1,638,001	1,747,207	1,586,634	1,965,547	1,755,681	2,130,444
Wellington Management Company, LLP	442,061.32	0.56%	0.32%	475,167,000	1,505,591	2,659,748	3,450,504	3,758,495	4,169,224	4,844,589	5,107,875	4,811,957	4,879,584	2,244,772	2,298,182	1,505,956	2,144,611	1,505,591
Lansdowne Partners (UK) LLP	15,085.81	0.31%	0.31%	475,167,000	1,470,210	1,470,210	1,800,367	2,089,295	2,204,945	1,861,492	1,841,907	1,718,718	1,699,439	2,734,955	2,478,867	2,283,790	2,948,370	2,744,495
Legal & General Investment Management, LTD	245,237.31	0.35%	0.29%	475,167,000	1,377,346	1,652,257	1,597,923	1,632,639	1,609,558	1,636,788	1,517,471	1,412,680	1,377,346	1,404,983	1,443,506	1,530,974	1,544,579	1,567,297
Managed Account Advisors, LLC	142,758.27	0.28%	0.28%	475,167,000	1,322,443	1,322,443	1,347,673	1,332,026	1,354,483	1,407,502	1,473,307	1,557,669	1,506,076	1,503,785	1,564,800	1,343,095	1,470,641	1,498,209
Manulife Asset Management (U.S.), LLC	60,686.60	0.27%	0.26%	475,167,000	1,256,932	1,297,544	1,256,932	1,397,616	1,457,144	1,264,406	1,500,246	1,992,631	2,095,440	2,307,063	2,112,441	2,113,063	1,701,595	1,595,943
BlackRock Advisors, LLC	265,104.93	0.65%	0.26%	475,167,000	1,235,127	3,092,843	2,862,463	2,669,203	2,398,924	2,303,937	2,433,627	1,840,227	1,338,194	1,824,576	1,235,127	1,254,592	2,406,405	2,636,990
Wells Capital Management, Inc.	58,306.65	0.25%	0.25%	475,167,000	1,193,063	1,193,063	1,321,787	1,295,222	1,371,935	1,364,567	1,495,993	1,446,621	1,353,270	1,479,550	1,759,623	1,743,307	2,385,716	2,409,530
Winslow Capital Management, LLC	21,734.31	0.24%	0.24%	475,167,000	1,134,871	1,134,871	1,432,835	1,585,291	1,677,713	2,066,889	2,200,523	1,745,130	1,623,835	1,479,838	1,214,773	1,678,715	2,494,305	3,124,513
New York State Common Retirement Fund	80,210.48	0.23%	0.23%	475,167,000	1,102,254	1,114,095	1,146,012	1,145,625	1,102,254	1,117,273	1,173,527	1,201,463	1,252,869	1,283,765	1,210,879	1,189,911	1,127,805	1,112,186
Morgan Stanley & Company, LLC	241,390.59	0.44%	0.23%	475,167,000	1,085,299	2,097,709	1,880,726	1,669,356	1,673,870	1,711,503	1,351,463	1,283,684	1,305,260	2,097,619	1,267,133	1,369,364	1,085,299	1,106,637
Edgewood Management, LLC	15,195.68	0.29%	0.22%	475,167,000	1,037,577	1,356,538	1,344,232	1,315,492	1,326,330	1,252,320	1,327,091	1,624,453	1,720,387	1,725,827	1,633,789	1,369,352	1,106,363	1,037,577
Goldman Sachs Asset Management, L.P. (U.S.)	110,517.74	0.24%	0.22%	475,167,000	1,032,563	1,155,971	1,155,554	1,114,920	1,073,874	1,076,843	1,038,169	1,154,892	1,054,302	1,112,561	1,145,294	1,145,172	1,066,445	1,032,563
Franklin Advisers, Inc.	101,425.28	0.22%	0.21%	475,167,000	1,019,755	1,045,973	1,053,550	1,051,906	1,081,896	1,256,645	1,214,187	1,205,748	1,105,081	1,064,081	1,019,755	1,287,772	1,171,376	1,053,140
Mitsubishi UFJ Trust & Banking Corporation	78,519.67	0.24%	0.20%	475,167,000	965,093	1,153,998	1,201,980	1,180,986	1,188,044	1,152,160	1,182,905	1,218,390	1,227,407	1,159,209	1,002,551	1,029,948	967,144	965,093
Loomis Sayles & Company, L.P.	42,839.01	0.45%	0.20%	475,167,000	948,236	2,155,878	2,069,521	2,005,066	1,905,953	1,894,733	1,839,703	2,111,715	1,814,592	1,667,912	1,641,128	1,462,822	1,123,639	948,236
Sumitomo Mitsui Trust Asset Management Company, LTD	77,068.22	0.25%	0.19%	475,167,000	918,111	1,174,176	1,189,436	1,180,055	1,167,786	1,131,715	1,130,596	1,047,113	1,013,722	918,111	925,055	938,251	949,806	967,443
Capital International Investors	69,445.84	0.17%	0.17%	475,167,000	823,306	824,661	823,306	1,078,737	1,077,541	1,273,972	951,207	923,160	958,800	958,800	1,085,800	1,029,800	1,029,800	1,029,800
ClearBridge Investments, LLC	96,434.31	0.19%	0.17%	475,167,000	808,333	911,903	878,863	842,709	808,333	851,594	1,039,229	1,050,746	1,158,759	1,155,570	1,104,350	1,157,917	1,068,256	1,072,237
California Public Employees Retirement System	108,501.50	0.17%	0.17%	475,167,000	803,839	803,839	866,539	913,339	924,239	953,539	951,439	1,004,439	949,281	949,281	1,044,297	1,086,198	1,088,454	1,049,074
AllianceBernstein, L.P. (U.S.)	140,131.49	0.16%	0.16%	475,167,000	740,583	740,583	774,966	767,153	751,337	763,542	827,538	1,118,662	959,324	870,507	857,703	863,151	1,748,461	1,944,101
Charles Schwab Investment Management, Inc.	111,399.38	0.26%	0.16%	475,167,000	740,426	1,234,967	1,158,553	1,131,844	1,098,095	1,045,154	999,414	920,217	899,695	856,494	815,697	783,942	788,189	740,426
Allianz Global Investors U.S., LLC	38,805.18	0.18%	0.15%	475,167,000	725,619	831,992	924,294	969,044	899,875	1,260,214	1,298,530	1,065,908	1,040,838	725,619	794,063	828,238	1,006,649	1,074,014
UBS AG (Asset Management Switzerland)	101,856.33	0.16%	0.15%	475,167,000	720,340	758,802	821,653	811,828	774,988	720,340	782,974	829,810	850,830	854,139	817,199	840,311	780,505	767,788
New York State Teachers' Retirement System	38,374.93	0.15%	0.15%	475,167,000	712,613	714,923	723,704	731,491	730,334	729,202	721,635	712,613	729,506	730,987	727,733	728,343	751,776	767,672
Invesco Advisers, Inc.	175,316.58	0.24%	0.15%	475,167,000	696,615	1,119,298	1,083,865	1,078,606	1,351,715	1,159,961	1,081,630	884,875	696,615	810,754	1,051,528	890,165	962,394	908,168
Northern Trust Global Investments, LTD	55,733.66	0.14%	0.14%	475,167,000	685,943	685,943	746,107	726,276	777,988	807,831	961,303	1,091,180	1,037,423	1,113,551	1,132,014	1,160,546	1,117,111	1,110,223
American Century Investment Management, Inc.	102,283.18	0.34%	0.14%	475,167,000	684,173	1,638,860	1,771,576	1,721,154	1,621,618	2,221,045	2,224,750	1,449,011	960,908	745,138	766,380	743,679	684,173	1,027,302
Janus Capital Management, LLC	86,974.60	0.20%	0.14%	475,167,000	678,233	966,517	1,054,217	1,024,712	888,277	841,771	836,822	918,380	961,088	1,576,601	1,692,286	1,607,838	1,216,300	678,233
California State Teachers Retirement System	49,721.89	0.17%	0.14%	475,167,000	665,654	810,828	832,528	825,528	809,839	706,371	695,068	696,168	688,355	700,255	693,591	688,474	668,854	665,654
Eaton Vance Management	38,534.40	0.19%	0.14%	475,167,000	652,993	902,391	906,086	893,074	820,496	823,035	882,817	760,169	752,534	1,075,411	908,098	712,802	701,463	652,993
Bank of America Merrill Lynch (Broker)	148,595.67	0.20%	0.14%	475,167,000	646,790	935,797	874,151	890,684	919,380	946,205	871,698	983,115	992,299	926,056	911,121	827,243	759,186	646,790
Gilder Gagnon Howe & Company, LLC	5,072.28	0.12%	0.12%	475,167,000	584,836	584,836	631,748	646,086	677,161	672,248	680,960	682,410	706,827	702,636	716,316	719,317	795,162	689,800
RhumbLine Advisers	39,711.48	0.13%	0.11%	475,167,000	521,931	628,168	610,888	580,660	549,237	530,562	531,033	521,931	612,407	619,413	633,858	635,855	648,565	653,078

U.S. Trust, Bank of America Private Wealth Management	117,973.79	0.20%	0.11%	475,167,000	521,217	940,590	807,324	742,973	696,437	626,992	599,715	585,126	585,854	577,435	657,371	690,992	619,353	521,217
Thrivent Asset Management, LLC	23,611.67	0.11%	0.11%	475,167,000	514,030	544,010	541,693	569,363	555,950	514,030	568,735	572,518	529,748	528,258	551,458	565,408	524,158	548,208
MFS Investment Management	253,458.24	0.35%	0.11%	475,167,000	508,783	1,682,560	1,820,278	1,613,168	1,625,538	1,678,138	1,466,950	1,059,950	508,783	581,476	580,281	652,495	708,679	766,737
Parametric Portfolio Associates, LLC	78,702.56	0.17%	0.11%	475,167,000	505,905	826,624	837,717	845,634	876,737	785,475	766,092	678,936	621,086	513,439	505,905	520,309	551,350	527,078
UBS Asset Management (Americas) Inc.	26,352.12	0.11%	0.11%	475,167,000	499,938	499,938	695,319	687,411	735,186	791,202	880,863	1,067,059	1,277,920	1,396,766	1,113,497	1,372,886	1,394,291	1,150,935
Quantitative Management Associates, LLC	62,469.42	0.15%	0.10%	475,167,000	491,815	692,755	904,475	810,134	783,734	962,484	905,989	516,310	502,240	491,815	510,235	570,197	602,599	547,684
Florida State Board of Administration	34,293.13	0.12%	0.10%	475,167,000	470,882	566,816	568,067	570,162	470,882	478,587	485,878	486,203	493,531	543,652	549,541	558,410	555,973	620,648
Principal Global Investors, LLC	84,687.86	0.17%	0.09%	475,167,000	445,860	797,167	736,784	721,242	686,519	629,170	587,273	550,492	525,299	483,169	468,350	457,635	453,581	445,860
Waddell & Reed Investment Management Company	53,205.37	0.09%	0.09%	475,167,000	445,462	445,462	915,192	985,846	1,103,397	1,135,673	1,218,258	1,204,660	1,125,141	1,085,940	2,729,474	1,817,334	1,712,267	1,247,356
Fred Alger Management, Inc.	18,600.98	0.27%	0.09%	475,167,000	444,464	1,268,533	1,215,949	1,243,278	1,022,751	1,350,609	1,158,354	957,987	543,970	444,464	647,584	884,676	997,329	977,638
TD Asset Management, Inc.	88,635.07	0.10%	0.09%	475,167,000	435,002	475,238	463,971	435,002	458,632	448,788	483,247	444,747	463,797	497,912	490,124	1,146,028	1,905,213	1,887,142
First Trust Advisors, L.P.	36,280.83	0.11%	0.09%	475,167,000	426,754	531,704	551,832	508,810	623,720	879,990	838,598	801,966	669,083	544,209	511,386	531,564	550,536	426,754
UBS Financial Services, Inc. (Investment Advisor)	141,700.94	0.14%	0.09%	475,167,000	423,233	688,050	615,214	571,156	537,052	631,213	423,784	442,590	513,960	652,503	462,346	423,233	473,049	471,343
USAA Asset Management Company	30,326.42	0.11%	0.09%	475,167,000	403,949	500,842	532,607	515,138	496,696	523,945	524,013	523,553	491,831	422,887	403,949	410,232	413,051	436,471
BlackRock Japan Company, LTD	53,597.22	0.11%	0.08%	475,167,000	396,893	543,143	551,389	543,781	528,525	515,347	528,573	473,402	448,140	472,633	426,717	396,893	409,645	417,977
New Jersey Division of Investment	31,699.10	0.10%	0.08%	475,167,000	394,100	491,200	420,200	420,200	440,000	415,200	394,100	412,000	413,000	474,200	443,800	454,500	429,000	398,000
William Blair & Company, LLC (Investment Management)	47,499.27	0.14%	0.08%	475,167,000	391,895	643,127	641,663	652,310	680,648	535,689	603,106	596,161	556,656	589,783	584,073	566,342	475,881	391,895
Wells Fargo Advisors, LLC	141,820.70	0.12%	0.08%	475,167,000	387,558	585,111	519,340	499,681	519,666	516,509	422,877	402,237	387,558	423,345	409,057	399,659	476,109	461,097
Capital International, Inc. (Singapore)	4,549.30	0.08%	0.08%	475,167,000	384,650	384,650	430,150	430,150	430,150	446,900	446,900	446,900	480,900	508,900	508,900	508,900	561,900	584,500
Dimensional Fund Advisors, L.P. (U.S.)	326,075.86	0.19%	0.08%	475,167,000	365,237	919,687	876,715	814,568	813,728	758,695	642,705	607,826	561,336	538,961	501,330	447,630	416,988	365,237
APG Asset Management N.V.	137,115.95	0.16%	0.08%	475,167,000	357,959	781,589	735,359	691,459	590,359	516,107	551,577	579,280	565,909	618,623	580,803	480,468	369,554	357,959
Schweizerische Nationalbank (Bank)	63,975.21	0.24%	0.07%	475,167,000	354,941	1,122,441	1,112,341	1,121,841	1,035,041	722,541	709,841	636,841	599,541	365,141	374,741	380,441	354,941	389,541
State of Wisconsin Investment Board	25,835.31	0.07%	0.07%	475,167,000	351,230	351,230	416,057	404,057	409,307	436,767	460,687	412,577	385,277	393,087	393,867	415,907	417,408	417,078
PanAgora Asset Management, Inc.	22,743.52	0.09%	0.07%	475,167,000	347,857	424,626	423,978	437,521	438,583	436,236	444,370	377,411	347,857	373,463	406,466	415,221	720,216	813,315
Credit Suisse Securities (USA), LLC (Broker)	44,666.88	0.08%	0.07%	475,167,000	346,952	383,667	625,014	540,105	474,423	459,868	346,952	480,914	465,133	676,970	739,823	498,562	577,507	765,702
State Teachers Retirement System of Ohio	26,840.43	0.08%	0.07%	475,167,000	346,948	379,051	380,693	395,153	384,059	383,539	388,680	395,194	392,415	396,609	346,948	356,748	366,647	373,447
Wells Fargo Bank N.A. (Asset Management)	70,792.31	0.11%	0.07%	475,167,000	337,434	526,966	1,023,096	606,006	409,218	372,676	420,994	455,320	337,434	364,480	345,414	341,100	420,686	430,059
Adage Capital Management, L.P.	36,654.36	0.12%	0.07%	475,167,000	324,861	578,983	574,283	660,383	556,083	603,483	598,483	520,683	573,383	324,861	339,983	489,183	499,283	531,027
Citigroup Global Markets, Inc. (Broker)	50,723.51	0.10%	0.07%	475,167,000	312,336	484,595	353,288	357,411	381,548	312,336	347,416	332,677	431,878	450,268	397,797	442,292	454,827	610,778
Russell Investment Management Company	52,474.57	0.10%	0.07%	475,167,000	310,401	487,845	624,213	670,025	630,378	733,253	663,225	700,892	710,860	659,323	658,068	486,753	534,552	310,401
J.P. Morgan Private Bank	82,445.71	0.12%	0.06%	475,167,000	302,428	581,470	627,256	750,721	716,095	664,980	664,161	708,567	615,202	434,574	302,428	592,859	624,530	609,069
HSBC Global Asset Management (U.K.), LTD	53,762.55	0.07%	0.06%	475,167,000	280,050	330,055	280,050	298,960	303,966	340,595	481,043	631,489	883,884	561,311	551,804	500,586	488,428	375,647
TCW Investment Management Company	13,331.80	0.06%	0.06%	475,167,000	278,655	299,764	279,859	281,719	278,655	291,797	295,474	296,334	411,061	588,526	1,064,411	1,047,440	1,136,248	1,131,471
Pictet Asset Management S.A.	54,578.30	0.06%	0.06%	475,167,000	276,735	276,735	290,293	282,484	298,656	293,856	330,579	331,385	306,511	306,788	306,759	312,981	295,976	321,067
Retirement Systems of Alabama	17,333.21	0.06%	0.06%	475,167,000	276,105	276,105	300,974	299,305	307,966	331,724	346,171	344,950	346,679	356,583	321,242	320,988	312,878	310,550
Susquehanna Financial Group, LLLP (Broker)	20,647.83	0.32%	0.06%	475,167,000	273,473	1,502,406	628,130	273,473	768,504	630,140	665,001	941,174	407,502	847,594	475,002	764,110	1,125,691	305,757
Chevy Chase Trust Company	18,855.41	0.08%	0.06%	475,167,000	272,534	378,165	376,663	377,745	370,683	359,621	354,804	332,752	320,548	301,542	303,309	274,503	273,435	272,534
Luther King Capital Management Corporation	10,512.06	0.06%	0.06%	475,167,000	269,745	304,201	304,041	298,062	269,745	284,281	292,489	296,471	293,009	331,669	333,359	330,401	311,655	279,689
AP 7/Sjunde AP-Fonden	33,321.49	0.08%	0.06%	475,167,000	267,061	366,490	347,816	341,295	331,295	332,795	316,090	326,665	318,408	307,778	298,209	296,509	267,661	267,061
State Street Global Advisors, LTD	111,346.27	0.07%	0.06%	475,167,000	262,610	335,345	360,939	262,610	324,736	435,175	324,838	330,616	344,000	393,308	401,626	349,990	320,407	311,353
Ohio Public Employees Retirement System	20,807.58	0.06%	0.06%	475,167,000	262,587	273,735	269,833	269,833	262,587	282,634	282,453	279,048	273,744	272,807	272,977	286,848	289,744	313,960
Tybourne Capital Management (Hong Kong), LTD	2,836.73	0.09%	0.05%	475,167,000	260,125	412,500	394,903	361,303	505,337	356,647	504,001	501,398	429,325	447,925	412,725	583,225	448,325	260,125
Coatue Management, LLC	8,440.91	0.06%	0.05%	475,167,000	258,027	273,298	297,090	308,134	566,785	637,270	647,770	760,722	296,131	258,027	258,027	258,027	288,394	1,448,597
Neuberger Berman Investment Advisers, LLC	76,683.42	0.06%	0.05%	475,167,000	253,070	263,082	257,764	260,159	253,070	305,679	279,589	305,980	316,047	386,815	907,349	741,484	850,242	911,749
BlackRock Advisors (U.K.), LTD	148,588.83	0.05%	0.05%	475,167,000	248,982	261,023	261,054	273,881	270,396	264,455	282,705	248,982	322,712	647,984	742,430	757,994	659,946	693,483
Credit Suisse AG (Asset Management)	74,760.15	0.07%	0.05%	475,167,000	245,172	322,329	328,592	320,341	328,190	323,827	297,706	289,923	284,528	299,957	296,106	299,282	251,547	245,172
UBS Asset Management (U.K.), LTD	66,126.59	0.09%	0.05%	475,167,000	243,741	407,255	410,285	331,159	335,998	265,090	260,799	243,741	291,602	312,522	283,048	283,630	275,030	266,668
Gateway Investment Advisers, LLC	10,697.95	0.05%	0.05%	475,167,000	230,193	230,193	245,689	260,014	271,721	280,828	285,105	284,824	288,858	292,232	368,722	402,365	394,792	385,154
Deutsche Bank Trust Company Americas	48,691.50	0.06%	0.05%	475,167,000	226,188	279,283	541,124	567,597	304,602	528,417	226,188	541,757	1,265,626	652,953	570,774	674,047	842,368	817,422
Metlife Investment Advisors, LLC	17,944.21	0.05%	0.05%	475,167,000	225,300	228,697	231,002	229,924	229,385	228,629	225,565	228,113	225,300	227,809	230,283	231,168	242,894	241,783
Calamos Advisors, LLC	15,332.55	0.05%	0.05%	475,167,000	222,323	222,323	284,286	288,179	301,965	272,367	276,146	274,185	262,962	293,492	297,118	445,551	946,995	949,618
GWL Investment Management, LTD	36,840.83	0.07%	0.05%	475,167,000	219,671	309,380	323,328	318,959	256,142	221,628	219,671	266,887	266,741	272,521	269,610	272,362	267,901	255,576
BlackRock Asset Management Canada, LTD	30,905.45	0.05%	0.05%	475,167,000	218,749	252,174	251,240	246,605	246,563	238,413	242,547	235,528	235,847	233,433	228,843	218,749	222,040	226,731
Putnam Investment Management, LLC	45,831.60	0.16%	0.04%	475,167,000	201,886	755,711	923,675	873,912	843,339	758,015	681,561	1,041,994	504,966	437,832	444,705	335,684	252,703	201,886
Zevenbergen Capital Investments, LLC	2,125.68	0.04%	0.04%	475,167,000	199,323	199,323	236,038	247,607	289,319	283,530	301,383	320,143	321,625	339,747	326,975	407,661	361,863	361,368
Commerzbank Corporates & Markets (Germany) AG (Broker)	6,561.93	0.07%	0.04%	475,167,000	192,867	325,613	244,402	290,915	192,867	299,048	290,280	399,577	367,142	394,122	604,032	443,323	337,849	310,990
Barclays Capital, Inc.	28,972.68	0.06%	0.04%	475,167,000	189,171	307,894	189,171	273,613	295,748	229,271	249,541	312,701	395,211	531,935	366,097	361,250	396,787	299,320
Voya Investment Management Company, LLC	45,412.17	0.19%	0.04%	475,167,000	186,796	898,512	890,628	912,684	950,154	1,069,251	918,901	848,071	857,217	1,046,308	1,070,555	191,836	190,463	186,796
FM Global	8,387.27	0.04%	0.04%	475,167,000	183,000	183,500	183,500	183,500	183,500	183,500	195,000	183,000	183,000	191,000	198,000	250,500	237,000	227,000
Manulife Asset Management, LTD	24,126.51	0.04%	0.04%	475,167,000	178,292	181,365	178,292	185,419	184,334	188,137	230,317	234,783	229,162	211,578	187,082	193,006	200,106	182,666
Korea Investment Corporation	22,063.09	0.08%	0.04%	475,167,000	175,900	381,546	364,870	315,127	212,527	267,437	232,637	181,600	199,500	184,400	188,000	186,800	208,100	175,900
Teacher Retirement System of Texas	15,039.85	0.05%	0.04%	475,167,000	175,299	230,138	249,062	254,834	246,934	258,992	265,635	203,185	187,226	187,194	175,299	177,508	175,299	186,425

Schroder Investment Management North America, Inc.	19,356.84	0.05%	0.04%	475,167,000	171,215	215,616	291,786	266,886	275,072	341,864	216,885	210,827	248,311	263,679	258,031	259,356	178,599	171,215
State Street Global Advisors France S.A.	28,781.27	0.05%	0.04%	475,167,000	169,985	231,880	246,944	241,132	236,676	235,416	243,575	170,644	173,329	170,465	170,215	176,415	169,985	172,685
Tennessee Consolidated Retirement System	18,918.07	0.06%	0.04%	475,167,000	166,800	268,948	357,014	324,958	266,109	324,407	315,183	314,314	276,530	166,800	288,932	328,919	349,790	257,100
Colorado Public Employee Retirement Association	13,302.17	0.06%	0.03%	475,167,000	161,189	271,539	267,766	263,768	267,589	222,052	194,713	192,034	195,002	196,949	167,928	170,312	170,032	161,189
British Columbia Investment Management Corporation	35,323.61	0.04%	0.03%	475,167,000	160,006	184,847	160,006	204,723	202,121	179,530	176,386	185,316	194,266	194,238	189,581	202,956	201,576	221,899
Geneva Advisors, LLC	5,127.75	0.05%	0.03%	475,167,000	159,322	241,117	241,951	244,965	242,708	245,937	228,609	164,629	159,322	161,189	167,434	167,375	202,539	311,254
ProFund Advisors, LLC	11,288.51	0.04%	0.03%	475,167,000	158,732	200,038	158,732	219,757	232,285	270,597	259,066	230,879	279,593	288,187	238,780	207,274	233,367	213,668
Key Private Bank (Asset Management)	16,015.29	0.04%	0.03%	475,167,000	158,101	175,451	164,171	158,101	162,351	176,094	179,784	184,014	192,688	206,812	224,302	251,428	288,209	298,423
Fiduciary Trust Company International (Asset Management)	9,708.73	0.04%	0.03%	475,167,000	157,035	167,841	157,035	157,539	158,177	160,172	164,440	185,388	220,432	233,628	251,964	301,784	268,373	234,178
Aviva Investors Global Services, LTD (U.K.)	45,442.47	0.05%	0.03%	475,167,000	156,111	252,357	244,878	229,614	203,748	198,229	189,930	198,446	203,617	161,984	162,427	160,251	160,168	156,111
Security Investors, LLC	26,077.67	0.04%	0.03%	475,167,000	150,833	197,302	192,775	181,656	214,723	243,782	150,833	203,564	243,484	232,942	257,157	249,905	252,174	259,682
Deutsche Asset Management Investment GmbH	102,903.20	0.05%	0.03%	475,167,000	150,591	250,431	271,067	246,366	227,377	228,927	225,322	206,128	216,956	204,363	162,551	170,933	150,591	166,874
Sunamerica Asset Management, LLC	26,839.24	0.03%	0.03%	475,167,000	148,717	148,717	151,024	153,915	172,951	174,334	171,377	173,627	173,972	169,983	171,612	167,301	164,247	162,733
Michigan Department of Treasury Bureau of Investments	12,592.28	0.04%	0.03%	475,167,000	146,850	189,802	198,650	198,950	202,950	270,450	298,450	148,050	146,850	156,350	271,050	229,450	228,550	278,750
AMP Capital Investors, LTD	26,127.27	0.04%	0.03%	475,167,000	145,326	196,290	210,634	174,312	172,506	180,967	173,988	183,590	160,601	145,326	152,381	154,346	150,494	283,603
RBC Capital Markets, LLC	32,565.68	0.07%	0.03%	475,167,000	145,238	311,285	292,092	280,458	310,901	287,033	269,232	261,466	175,854	322,811	201,468	145,238	261,310	404,777
Kentucky Teachers' Retirement System	7,852.18	0.03%	0.03%	475,167,000	137,208	137,208	146,677	150,149	152,249	155,349	163,589	180,399	189,029	176,809	196,639	195,180	168,380	174,790
RBC (Channel Islands), LTD	1,405.84	0.03%	0.03%	475,167,000	135,279	135,279	141,379	160,868	194,229	194,148	191,648	199,343	225,926	225,926	222,796	209,893	202,189	202,189
Holland Capital Management, LLC	2,378.84	0.03%	0.03%	475,167,000	135,168	135,168	140,228	172,927	265,834	269,518	278,449	339,454	357,009	368,790	475,854	458,972	468,361	488,997
Primecap Management Company	104,381.73	0.07%	0.03%	475,167,000	134,550	309,638	291,238	291,238	291,238	278,870	278,870	278,470	241,065	220,580	220,280	134,550	141,350	142,500
Criterion Capital Management, LLC	2,375.97	0.04%	0.03%	475,167,000	133,886	185,303	173,195	191,125	225,704	236,431	279,043	302,773	308,284	133,886	269,008	444,148	336,691	354,291
John W. Bristol & Company	3,550.85	0.03%	0.03%	475,167,000	131,411	131,411	136,559	141,555	178,208	184,608	225,116	307,831	334,325	369,654	374,305	388,639	308,640	314,026
The Dreyfus Corporation	29,145.27	0.07%	0.03%	475,167,000	129,966	325,222	383,286	422,249	408,141	411,678	394,107	428,667	130,767	129,966	130,045	353,512	422,842	434,983
AGF Investments, Inc.	12,515.59	0.03%	0.03%	475,167,000	120,996	144,641	152,290	159,256	163,406	155,303	157,791	156,653	162,750	169,503	130,218	129,026	128,090	120,996
BMO Global Asset Management (U.K.)	15,530.33	0.03%	0.03%	475,167,000	120,687	121,258	125,350	121,869	121,064	123,201	120,687	122,919	122,156	185,821	270,163	270,671	284,478	293,597
Schroder Investment Management, LTD	100,011.05	0.06%	0.03%	475,167,000	119,603	283,812	292,287	281,814	251,028	316,544	414,679	368,500	322,192	353,819	290,506	346,864	130,283	119,603
Texas Permanent School Fund	7,508.63	0.02%	0.02%	475,167,000	118,145	118,145	121,180	125,526	133,072	135,455	136,761	139,025	142,560	144,370	147,146	155,393	163,249	171,675
Nuveen Asset Management, LLC	23,216.95	0.03%	0.02%	475,167,000	116,856	160,252	140,395	145,695	139,877	147,322	149,676	141,351	137,967	124,028	119,953	119,903	116,856	117,666
INVESCO Asset Management, LTD (U.K.)	78,201.42	0.02%	0.02%	475,167,000	113,369	113,369	121,884	117,910	118,614	129,323	125,576	164,447	181,456	199,968	196,452	150,058	167,898	162,862
Cornerstone Capital Management Holdings, LLC	14,416.08	0.04%	0.02%	475,167,000	111,901	200,000	204,824	172,963	178,022	174,055	169,032	143,224	116,394	111,904	111,901	115,675	155,251	134,062
Comerica Bank (Asset Management)	12,475.26	0.02%	0.02%	475,167,000	109,851	117,537	116,567	109,851	115,023	110,733	115,213	117,580	120,990	113,608	113,016	118,005	144,562	144,259
USS Investment Management, LTD	10,252.58	0.02%	0.02%	475,167,000	107,000	107,000	194,000	194,000	194,000	194,000	255,000	255,000	255,000	255,000	255,000	255,000	163,000	163,000
Amundi Asset Management S.A.	82,648.96	0.03%	0.02%	475,167,000	105,991	151,243	158,018	156,610	174,135	210,579	162,282	144,869	152,465	158,342	105,991	110,838	143,210	148,941
Asset Management One Company, LTD	139,630.62	0.16%	0.02%	475,167,000	105,652	757,253	143,525	130,020	127,798	132,076	114,594	105,652	112,789	117,371	130,731	646,773	624,417	641,750
Brighton Jones, LLC	265.00	0.03%	0.02%	475,167,000	105,075	131,594	170,154	179,310	162,861	162,813	164,356	105,075	119,104	126,635	127,524	127,560	127,293	127,748
Deka Investment GmbH	38,187.60	0.03%	0.02%	475,167,000	103,172	155,595	158,586	137,861	127,821	136,770	141,294	134,301	139,710	130,491	131,186	132,682	103,172	105,997
Employees Retirement System of Texas	10,474.26	0.02%	0.02%	475,167,000	102,776	102,776	105,300	105,300	107,100	106,500	105,400	104,400	103,400	116,400	121,400	123,400	132,500	137,500
BNP Paribas Arbitrage S.A. (U.S.)	20,569.60	0.02%	0.02%	475,167,000	100,997	107,833	230,889	100,997	348,265	343,922	494,266	426,160	682,256	848,017	645,231	383,319	580,759	880,253
BlackRock Investment Management (Australia), LTD	16,193.20	0.03%	0.02%	475,167,000	100,712	140,991	123,993	130,941	125,149	126,133	133,657	121,726	122,839	128,402	109,959	114,510	104,458	100,712
NISA Investment Advisors, LLC	8,010.59	0.02%	0.02%	475,167,000	99,595	106,400	106,095	103,980	99,595	99,945	101,165	100,490	104,790	103,990	105,590	105,340	108,840	108,990
Gulf International Bank (U.K.), LTD	7,790.04	0.03%	0.02%	475,167,000	98,704	123,423	122,233	121,113	119,813	118,208	114,583	114,083	112,820	109,596	107,389	106,839	99,687	98,704
Delaware Investments	51,630.17	0.03%	0.02%	475,167,000	98,300	141,743	153,260	157,743	148,779	145,600	138,000	127,000	111,300	98,300	110,600	124,550	119,050	114,650
Arizona State Retirement System	6,791.55	0.02%	0.02%	475,167,000	94,922	97,522	96,922	94,922	104,722	103,322	104,922	106,222	106,222	106,222	105,422	103,822	105,622	106,022
Hartford Investment Management Company	5,348.08	0.02%	0.02%	475,167,000	94,783	99,780	97,910	94,783	96,684	95,766	97,174	95,748	101,597	109,120	97,910	99,482	100,574	102,707
U.S. Bank Private Asset Management	27,718.39	0.04%	0.02%	475,167,000	94,486	178,519	164,227	161,156	144,477	132,130	126,480	100,675	99,437	98,783	101,574	101,515	100,259	94,486
Fidelity International Limited - FIL Investment Services (U.K.), LTD	88,648.12	0.02%	0.02%	475,167,000	92,312	92,312	151,049	142,454	150,375	134,408	152,304	274,327	319,003	289,517	309,162	327,055	309,987	310,639
AXA Investment Managers (U.K.), LTD	24,011.02	0.03%	0.02%	475,167,000	89,831	141,687	144,254	143,313	145,391	138,393	116,095	99,849	89,831	95,941	204,577	210,060	188,511	131,148
Piedmont Investment Advisors, LLC	4,913.94	0.02%	0.02%	475,167,000	89,635	114,258	124,345	136,017	132,171	141,668	156,072	155,321	89,635	104,020	132,141	120,517	109,895	99,668
SEI Investments Management Corporation	20,775.77	0.04%	0.02%	475,167,000	87,727	194,982	235,341	225,225	211,241	220,846	151,834	115,281	96,216	87,727	184,909	250,934	288,646	357,599
NGAM Advisors, L.P.	8,307.63	0.03%	0.02%	475,167,000	87,494	137,271	122,832	117,417	109,880	106,696	108,195	116,250	109,212	87,494	91,029	158,988	117,272	128,707
Aperio Group, LLC	13,278.41	0.04%	0.02%	475,167,000	85,713	169,535	175,907	168,407	156,603	151,455	141,837	123,859	106,555	98,963	96,725	86,254	89,333	85,713
ExxonMobil Investment Management, Inc.	4,464.37	0.02%	0.02%	475,167,000	84,772	91,288	100,470	100,149	94,004	86,157	88,041	84,772	91,575	89,509	92,839	94,832	97,425	96,514
Huntington Steele, LLC	300.17	0.02%	0.02%	475,167,000	83,701	83,701	83,809	83,749	83,764	93,872	103,872	113,843	128,837	139,081	138,068	137,068	136,060	135,060
D.E. Shaw & Company, L.P.	44,601.27	0.11%	0.02%	475,167,000	82,829	539,476	1,080,874	1,187,056	374,877	230,608	803,745	1,641,798	1,403,830	818,298	132,036	82,829	264,569	471,115
Segall Bryant & Hamill Investment Counsel	4,109.06	0.02%	0.02%	475,167,000	81,854	97,856	92,741	116,928	116,663	109,899	110,765	112,398	114,243	81,854	84,960	87,618	124,904	188,772
AXA Rosenberg Investment Management, LLC (U.S.)	12,827.60	0.02%	0.02%	475,167,000	79,900	109,883	120,083	116,583	114,500	114,900	116,620	103,900	97,800	84,500	86,700	79,900	91,050	88,750
AP 4/Fjärde AP-Fonden	15,876.13	0.02%	0.02%	475,167,000	79,414	86,914	95,606	92,928	91,867	79,691	79,414	84,267	89,726	94,586	100,802	108,572	105,995	101,531
AEGON Asset Management N.V. (Netherlands)	9,849.36	0.02%	0.02%	475,167,000	79,181	79,181	82,749	157,225	158,565	154,839	159,540	153,909	156,088	157,939	176,697	179,508	169,669	181,028
Swedbank Robur Fonder AB	64,402.51	0.10%	0.02%	475,167,000	75,580	476,735	329,894	303,079	240,966	281,528	228,743	86,266	91,576	139,780	105,980	75,580	75,780	91,112
OppenheimerFunds, Inc	137,912.76	0.10%	0.02%	475,167,000	75,407	471,971	593,406	526,511	583,232	796,243	667,377	441,149	75,407	84,247	175,777	225,050	229,693	408,333
Victory Capital Management, Inc.	41,015.28	0.03%	0.02%	475,167,000	75,364	121,324	101,061	83,664	75,364	100,761	143,293	165,127	188,825	168,391	132,932	250,651	291,435	232,954
Robeco Institutional Asset Management B.V.	31,617.96	0.04%	0.02%	475,167,000	73,307	174,156	236,009	219,356	234,638	129,783	97,010	81,638	80,917	81,405	78,491	77,066	73,307	94,679
FIAM, LLC	39,997.84	0.07%	0.02%	475,167,000	73,062	345,061	294,196	273,960	272,988	240,686	266,018	73,062	99,325	106,440	104,131	99,725	156,706	126,996

J.P. Morgan Asset Management (UK), LTD	95,242.05	0.04%	0.02%	475,167,000	72,940	182,966	192,613	209,771	156,720	156,672	181,642	470,556	218,499	72,940	302,348	488,259	402,946	513,960
Raymond James & Associates, Inc.	51,086.12	0.07%	0.01%	475,167,000	69,971	354,751	319,659	228,734	214,694	189,167	152,458	96,711	75,991	69,971	77,763	82,553	79,521	76,038
BlackRock Asset Management (Deutschland) AG	38,874.24	0.02%	0.01%	475,167,000	69,787	87,731	87,244	83,171	81,942	84,666	69,787	82,000	85,528	82,054	84,343	91,898	94,886	86,971
Capital Guardian Trust Company (U.S.)	23,086.55	0.05%	0.01%	475,167,000	68,760	235,641	153,520	105,640	81,154	82,549	68,760	70,408	76,188	78,552	88,057	93,697	120,516	126,256
Peregrine Capital Management, LLC.	3,840.99	0.01%	0.01%	475,167,000	68,608	68,608	68,608	68,608	79,602	88,704	102,385	103,626	104,989	101,731	101,731	111,130	119,698	125,283
Golden Capital Management, LLC	7,700.65	0.02%	0.01%	475,167,000	67,425	112,347	116,668	94,213	85,594	85,734	77,897	74,142	73,936	75,848	67,425	78,812	88,284	79,131
PNC Bank, N.A. (Asset Management)	59,583.92	0.02%	0.01%	475,167,000	65,974	84,495	85,293	83,290	86,528	82,899	103,336	104,035	105,808	89,980	79,509	69,897	65,974	66,523
Utah Retirement Systems	3,973.17	0.02%	0.01%	475,167,000	65,053	71,353	71,253	71,353	68,653	68,453	68,353	67,953	67,253	65,053	65,053	65,253	66,053	65,553
Silvant Capital Management, LLC	1,246.94	0.02%	0.01%	475,167,000	64,199	72,244	71,871	66,729	67,844	66,932	66,727	65,709	64,199	69,250	67,618	67,975	75,423	96,948
Tocqueville Asset Management, L.P.	8,198.54	0.03%	0.01%	475,167,000	63,571	148,773	155,683	160,210	164,481	162,495	168,748	174,928	174,144	170,772	124,067	121,987	69,569	63,571
Lazard Asset Management, LLC (U.S.)	80,137.85	0.01%	0.01%	475,167,000	62,497	62,497	82,961	89,255	114,783	130,651	226,923	396,704	440,326	473,151	521,504	582,227	615,217	660,134
PSP Investments	10,616.12	0.02%	0.01%	475,167,000	62,452	102,152	103,252	73,352	62,452	98,152	101,052	131,452	132,152	153,532	179,632	140,332	136,210	137,910
J.P. Morgan Securities, LLC (Broker)	42,216.61	0.01%	0.01%	475,167,000	61,186	66,732	61,186	235,826	272,734	443,564	92,723	496,203	584,253	470,901	509,408	485,798	337,746	507,954
Amundi Japan, LTD	8,381.48	0.02%	0.01%	475,167,000	61,025	106,235	114,665	95,095	92,695	114,850	74,905	66,275	63,975	61,025	95,225	91,925	92,525	93,025
Mitsubishi UFJ Kokusai Asset Management Company, LTD	36,214.75	0.02%	0.01%	475,167,000	60,321	100,329	98,022	98,520	92,465	81,646	74,227	60,321	65,308	81,805	77,733	94,866	89,560	77,875
Birch Hill Investment Advisors, LLC	1,101.03	0.01%	0.01%	475,167,000	58,634	60,155	59,616	59,247	58,634	60,861	67,762	68,950	68,740	67,285	67,459	66,048	63,243	60,009
FoxHaven Asset Management, L.P.	1,356.85	0.03%	0.01%	475,167,000	57,138	132,450	145,762	145,762	145,762	157,578	162,505	151,010	126,505	90,174	90,174	90,174	80,633	57,138
Deutsche Investment Management Americas, Inc.	22,894.69	0.07%	0.01%	475,167,000	56,706	334,964	331,460	293,281	283,524	415,679	414,203	303,747	306,051	183,100	185,948	200,728	56,706	58,171
Oak Associates, LTD	1,012.06	0.01%	0.01%	475,167,000	55,154	59,182	64,931	55,154	60,510	60,215	60,874	65,063	66,263	66,536	67,426	72,378	73,605	92,087
Davenport & Company, LLC (Asset Management)	6,995.27	0.01%	0.01%	475,167,000	54,616	54,616	54,906	55,102	55,410	110,180	142,604	139,708	177,840	172,347	173,327	173,875	155,350	122,955
Fideuram Asset Management (Ireland), LTD	8,061.03	0.01%	0.01%	475,167,000	53,775	53,775	54,151	68,387	77,637	72,113	83,110	83,677	95,452	107,166	111,624	109,932	99,035	88,162
Storebrand Asset Management AS	12,929.26	0.01%	0.01%	475,167,000	52,919	63,812	57,840	55,062	52,919	60,683	59,123	58,930	70,465	74,009	68,576	67,110	63,281	64,601
ClearArc Capital, Inc.	13,046.07	0.03%	0.01%	475,167,000	52,719	120,528	104,369	100,188	96,425	93,302	87,330	82,541	79,384	79,958	81,870	73,019	52,719	58,087
M&G Investment Management, LTD	57,334.71	0.01%	0.01%	475,167,000	51,286	52,066	58,804	84,795	77,353	51,286	73,273	92,080	176,264	211,737	204,839	105,100	80,267	89,694
First Republic Investment Management, Inc.	11,497.26	0.02%	0.01%	475,167,000	50,631	90,127	85,503	84,571	63,967	54,052	50,631	54,872	60,385	89,542	77,532	71,213	61,093	60,545
Irish Life Investment Managers, LTD	7,646.88	0.01%	0.01%	475,167,000	50,267	61,300	62,155	61,179	59,365	63,029	60,550	60,198	56,075	55,362	54,860	52,431	50,267	177,967
Rathbone Investment Management, LTD	15,791.39	0.02%	0.01%	475,167,000	50,098	83,940	78,420	73,315	71,566	68,229	64,358	67,804	68,007	68,751	67,276	67,669	60,892	50,098
Polar Capital, LLP	9,664.23	0.02%	0.01%	475,167,000	49,395	96,110	97,500	78,367	86,653	78,251	71,387	97,873	86,900	49,395	72,144	114,600	66,824	66,700
Virginia Retirement System	7,449.76	0.02%	0.01%	475,167,000	49,244	82,200	107,400	110,900	105,661	113,853	123,736	86,730	61,099	51,982	53,646	51,958	49,826	49,244
Mason Street Advisors, LLC	3,695.11	0.01%	0.01%	475,167,000	49,050	53,951	53,230	52,113	51,428	50,216	49,626	49,170	49,050	127,067	129,065	161,966	173,601	155,695
Cornerstone Capital Management, LLC	634.63	0.01%	0.01%	475,167,000	48,825	48,825	48,825	157,069	232,201	207,525	237,717	308,641	285,798	279,702	243,372	201,126	264,361	281,430
The Ayco Company, L.P.	4,220.28	0.01%	0.01%	475,167,000	48,515	52,891	55,024	56,511	56,923	48,515	48,878	90,879	91,562	91,656	91,980	91,772	90,353	112,470
Nomura Asset Management Company, LTD	111,403.41	0.01%	0.01%	475,167,000	48,074	54,219	56,447	54,377	56,702	54,393	55,904	54,318	51,996	52,138	55,057	52,345	49,097	48,074
KLP Kapitalforvaltning AS	11,323.05	0.01%	0.01%	475,167,000	47,400	62,971	60,271	58,471	54,571	54,271	52,400	51,900	51,600	52,600	53,700	51,500	48,600	47,400
R.H. Bluestein & Company	1,533.11	0.01%	0.01%	475,167,000	46,517	64,057	58,851	56,701	56,612	90,406	84,029	97,167	78,711	76,781	76,872	77,011	46,517	47,306
Mutual of America Capital Management	5,299.96	0.01%	0.01%	475,167,000	46,227	51,183	49,291	47,510	50,658	49,331	49,086	48,514	48,237	47,749	47,452	46,227	47,179	46,579
Barton Investment Management, LLC	300.35	0.01%	0.01%	475,167,000	45,960	48,464	48,826	48,907	68,929	51,439	49,677	49,874	51,319	51,052	51,217	47,136	45,960	46,511
Coöperatieve Media Pensioen Diensten U.A.	779.21	0.01%	0.01%	475,167,000	45,790	50,690	50,690	50,690	50,690	45,790	50,790	50,790	50,790	48,570	48,570	58,570	58,570	59,200
Whittier Trust Company	3,293.95	0.01%	0.01%	475,167,000	45,493	46,839	46,504	46,478	46,148	45,884	45,493	54,476	51,585	50,091	51,907	50,587	49,550	46,920
Handelsbanken Asset Management (Sweden)	33,537.16	0.02%	0.01%	475,167,000	43,372	105,910	175,999	113,596	43,372	107,191	114,592	111,785	78,009	64,327	63,497	53,367	52,065	51,083
Advance Asset Management, LTD	5,418.74	0.02%	0.01%	475,167,000	43,133	103,509	123,184	128,211	91,170	91,170	69,083	43,133	51,646	70,539	61,033	56,864	66,854	45,855
CIBC Asset Management, Inc.	18,039.81	0.01%	0.01%	475,167,000	43,114	60,997	58,677	57,205	56,380	55,401	49,947	49,349	46,482	43,114	51,195	50,778	52,445	49,946
Logan Capital Management, Inc.	1,244.73	0.01%	0.01%	475,167,000	41,622	41,622	42,017	42,808	43,250	43,968	45,811	49,773	54,731	56,647	82,409	83,107	83,081	84,397
Edge Asset Management, Inc.	13,280.42	0.01%	0.01%	475,167,000	40,742	40,742	48,922	48,967	61,244	51,691	60,807	72,705	67,205	63,865	62,477	62,556	60,000	60,050
Oregon State Treasury	4,871.21	0.02%	0.01%	475,167,000	40,042	84,030	84,118	61,176	62,565	61,952	72,552	71,934	42,634	41,634	40,542	40,042	56,442	56,342
Telemark Asset Management, LLC	458.23	0.01%	0.01%	475,167,000	40,000	60,000	70,000	70,000	70,000	90,000	100,000	100,000	100,000	60,000	70,000	40,000	80,000	110,000
Sequoia Capital Operations, LLC	723.81	0.01%	0.01%	475,167,000	40,000	43,000	55,000	40,000	100,000	60,000	91,500	115,000	75,000	90,000	100,000	282,106	332,106	262,106
New Mexico Educational Retirement Board	2,160.92	0.01%	0.01%	475,167,000	39,965	42,065	39,965	45,065	42,565	41,665	43,065	40,265	44,065	45,865	49,765	49,365	48,465	51,465
Columbia Threadneedle Investments (U.K.)	51,987.12	0.07%	0.01%	475,167,000	39,775	320,617	345,697	350,872	363,701	299,977	367,962	355,687	220,515	77,185	39,775	93,702	62,261	273,194
ACTIAM N.V.	13,240.40	0.02%	0.01%	475,167,000	39,766	101,750	100,458	94,506	87,818	72,796	63,287	53,234	39,766	52,845	51,694	53,953	48,104	46,812
Bridgeway Capital Management, Inc.	7,666.03	0.01%	0.01%	475,167,000	39,298	39,327	39,298	50,210	57,940	53,645	54,010	54,265	58,120	69,420	63,840	60,090	56,430	59,225
Glynn Capital Management, LLC	292.20	0.01%	0.01%	475,167,000	39,222	46,891	41,527	39,222	39,620	42,107	50,464	58,019	60,384	74,464	74,134	74,994	57,734	52,965
WCM Investment Management	10,142.52	0.01%	0.01%	475,167,000	39,076	63,935	56,224	43,193	39,076	39,190	52,367	83,359	117,636	117,977	123,776	125,008	68,447	68,039
Aberdeen Asset Managers, LTD (U.K.)	97,636.90	0.04%	0.01%	475,167,000	38,803	168,737	180,549	176,937	179,093	175,196	152,365	153,630	155,983	187,589	247,042	274,939	38,803	39,013
Cohen Klingenstein, LLC	579.85	0.01%	0.01%	475,167,000	38,771	38,771	40,695	40,695	40,695	40,785	40,785	40,785	40,910	40,935	40,935	40,935	40,935	43,060
Wilmington Trust Investment Management, LLC	12,242.09	0.01%	0.01%	475,167,000	38,670	50,200	47,224	48,805	44,158	42,511	45,323	48,639	50,993	48,288	52,164	42,950	43,066	38,670
Sumitomo Mitsui Asset Management Company, LTD	15,294.24	0.03%	0.01%	475,167,000	38,384	131,856	79,839	77,287	77,312	44,788	38,384	39,695	41,391	48,844	52,303	55,663	55,783	53,253
Nordea Investment Management (Denmark)	62,227.38	0.04%	0.01%	475,167,000	37,599	177,732	150,221	139,410	117,699	90,041	73,270	92,605	106,018	140,648	153,086	143,991	45,010	37,599
Windward Capital Management Co.	524.71	0.01%	0.01%	475,167,000	37,596	39,941	52,113	55,839	55,510	55,562	44,662	43,520	47,403	45,655	38,543	37,825	37,596	43,269
Mackenzie Financial Corporation	27,013.41	0.01%	0.01%	475,167,000	37,180	42,343	37,180	92,448	73,152	89,455	53,615	50,920	55,470	51,380	70,850	74,780	88,140	56,280
Ithaka Group, LLC (The)	507.46	0.01%	0.01%	475,167,000	37,147	37,184	44,001	51,316	52,228	51,275	42,021	37,147	40,078	44,227	92,839	96,424	84,516	72,842
IBM Retirement Plan (U.S.)	2,481.71	0.01%	0.01%	475,167,000	36,620	36,620	36,734	51,264	49,810	93,005	92,982	93,288	92,707	92,819	93,283	96,018	94,846	146,834
GAM Investment Management (Switzerland) AG	10,010.76	0.01%	0.01%	475,167,000	36,513	57,726	53,080	47,924	43,411	43,595	38,865	36,756	37,007	36,513	36,717	36,717	38,927	38,259
BMO Asset Management Inc.	39,886.74	0.02%	0.01%	475,167,000	36,023	72,681	81,320	66,739	63,478	58,702	55,246	58,780	56,926	53,437	45,998	39,443	38,106	36,023
World Asset Management, Inc.	2,654.93	0.01%	0.01%	475,167,000	35,804	35,804	38,799	37,426	36,961	41,455	39,759	39,067	43,469	43,634	52,918	49,270	49,232	55,758
Danske Capital (Denmark)	21,875.25	0.01%	0.01%	475,167,000	35,482	54,725	48,818	93,539	102,588	49,894	47,519	52,152	48,801	57,965	51,344	39,587	39,137	35,482

BP Investment Management, LTD	6,448.51	0.01%	0.01%	475,167,000	35,000	47,000	48,400	48,400	42,500	57,000	55,000	60,000	57,000	57,000	42,000	40,000	35,000	35,000
Frost Investment Advisors, LLC	2,910.85	0.01%	0.01%	475,167,000	34,032	47,082	48,103	48,766	48,672	48,677	45,557	46,796	40,061	38,614	34,804	34,032	37,712	36,931
Fiera Capital, Inc.	2,333.24	0.01%	0.01%	475,167,000	33,850	33,850	38,188	39,651	46,962	54,245	58,445	70,692	229,201	229,201	229,201	229,201	229,201	229,201
Jacobs Levy Equity Management, Inc.	5,172.80	0.02%	0.01%	475,167,000	33,430	105,347	110,380	85,777	118,668	134,084	120,041	123,111	172,559	160,965	139,605	51,711	172,941	33,430
Advantus Capital Management, Inc.	3,665.15	0.01%	0.01%	475,167,000	32,985	39,777	39,380	38,358	37,911	37,344	36,180	36,301	35,658	34,378	33,538	33,124	33,161	32,985
Norinchukin Zenkyoren Asset Management Company, LTD	3,591.33	0.01%	0.01%	475,167,000	32,892	43,946	40,928	39,878	39,269	37,372	41,197	40,772	41,598	41,819	34,504	32,892	36,792	35,315
Rathbone Unit Trust Management, LTD	3,179.10	0.01%	0.01%	475,167,000	32,400	43,860	43,250	41,700	41,900	41,900	41,900	41,900	41,900	42,400	42,400	42,400	37,400	32,400
Waverton Investment Management, LTD	2,605.86	0.01%	0.01%	475,167,000	31,238	64,506	48,369	37,677	31,238	38,542	50,869	50,840	50,940	50,970	50,940	50,870	71,380	71,084
Mediolanum Asset Management, LTD	3,732.67	0.01%	0.01%	475,167,000	31,134	31,134	31,372	31,632	32,032	32,810	32,565	32,785	32,599	34,586	33,441	34,141	36,289	39,307
Sampension Administrationsselskab A/S	6,453.57	0.01%	0.01%	475,167,000	31,019	45,367	45,367	45,367	42,239	42,239	37,477	37,477	37,477	37,477	31,019	31,019	35,836	35,836
Envestnet Asset Management, Inc.	27,567.09	0.01%	0.01%	475,167,000	30,770	36,319	37,723	47,287	43,028	44,129	44,492	41,934	41,203	30,770	37,036	36,673	36,405	36,483
Storebrand Asset Management AS (Sweden)	4,003.60	0.01%	0.01%	475,167,000	30,533	31,079	31,094	32,527	32,527	31,362	32,397	32,397	32,397	33,439	33,439	32,014	31,530	30,533
Kentucky Retirement Systems	2,015.61	0.01%	0.01%	475,167,000	29,475	41,388	51,573	48,523	52,942	43,593	39,130	38,223	37,873	41,713	29,475	43,662	43,662	43,741
INTECH Investment Management, LLC	39,379.38	0.12%	0.01%	475,167,000	28,387	555,923	580,375	631,544	678,849	199,049	111,349	44,956	33,387	44,187	68,587	152,787	126,987	28,387
Centre Asset Management, LLC	530.84	0.01%	0.01%	475,167,000	27,920	27,920	38,370	39,754	44,294	41,474	36,114	35,184	37,374	36,614	37,460	34,200	35,480	34,120
Granite Investment Partners, LLC	1,405.25	0.01%	0.01%	475,167,000	27,913	28,078	27,913	30,958	30,937	35,263	35,259	35,377	35,106	29,266	31,386	32,900	33,431	37,281
LMCG Investments, LLC	5,647.60	0.01%	0.01%	475,167,000	27,542	27,825	27,542	29,173	32,727	33,382	34,035	38,504	42,119	40,082	39,934	39,390	43,598	45,224
RBC Global Asset Management, Inc.	83,834.99	0.07%	0.01%	475,167,000	26,849	347,229	213,936	249,971	221,600	184,782	237,610	162,551	149,887	29,320	90,223	134,921	26,849	196,372
Öhman Fonder AB	4,722.21	0.01%	0.01%	475,167,000	26,440	39,369	37,190	36,149	27,500	28,000	27,700	28,300	28,600	28,800	27,140	26,940	26,440	27,000
Ameritas Investment Partners, Inc	1,989.54	0.01%	0.01%	475,167,000	25,636	28,295	25,636	26,332	26,224	27,567	27,505	28,026	27,618	27,770	27,699	28,477	29,367	30,749
Thornburg Investment Management, Inc.	27,770.74	0.01%	0.01%	475,167,000	24,903	24,903	25,816	25,816	35,558	29,451	35,521	120,950	176,225	176,889	150,414	171,804	163,833	146,885
Louisiana State Employees Retirement System	3,055.80	0.01%	0.01%	475,167,000	24,800	24,800	25,000	25,400	25,800	26,900	28,000	27,800	27,400	28,600	29,100	29,300	29,500	29,900
Ashfield Capital Partners, LLC	1,021.38	0.01%	0.01%	475,167,000	24,561	24,561	29,737	32,726	36,524	29,047	33,517	35,997	36,950	86,680	96,179	99,794	105,496	69,519
State Street Global Advisors (Japan) Company, LTD	5,136.45	0.01%	0.01%	475,167,000	24,536	24,804	24,804	24,804	24,804	24,536	27,166	27,166	26,200	26,200	27,100	27,100	28,100	28,100
Columbia Partners, LLC Investment Management	1,128.85	0.01%	0.01%	475,167,000	24,427	24,427	25,775	26,535	31,807	34,425	34,336	34,862	39,543	40,685	41,338	56,713	61,266	61,394
Baron Capital Management, Inc.	19,765.42	0.01%	0.01%	475,167,000	23,794	56,481	75,849	76,872	63,073	62,928	64,617	60,036	61,111	56,655	23,794	41,040	41,428	34,660
Sterling Capital Management, LLC	15,948.61	0.01%	0.00%	475,167,000	23,493	39,264	38,267	37,976	35,545	33,705	29,619	24,164	25,753	23,493	34,212	29,896	32,606	35,225
Zürcher Kantonalbank (Asset Management)	30,462.00	0.03%	0.00%	475,167,000	23,069	158,876	189,732	154,634	122,267	121,173	109,056	45,702	40,866	26,934	33,411	28,647	32,979	23,069
La Banque Postale Asset Management	11,459.33	0.01%	0.00%	475,167,000	22,809	25,713	44,350	36,945	46,819	47,233	42,203	42,039	42,047	22,809	24,716	23,100	27,400	34,400
MacGuire, Cheswick & Tuttle Investment Counsel, LLC.	485.21	0.01%	0.00%	475,167,000	22,742	25,981	25,378	25,808	25,338	24,509	22,814	23,019	23,124	23,049	23,044	22,794	22,742	23,567
GLG Partners, L.P.	13,034.52	0.02%	0.00%	475,167,000	22,608	74,178	38,846	27,588	32,864	37,407	143,901	125,510	43,629	41,903	22,608	39,965	39,208	39,375
Martingale Asset Management	7,094.76	0.01%	0.00%	475,167,000	22,339	56,204	76,158	77,587	80,116	72,650	62,288	42,606	22,653	23,989	22,339	32,899	50,732	35,289
Capstone Asset Management Company	3,488.88	0.01%	0.00%	475,167,000	21,749	26,678	26,864	25,624	29,981	29,906	26,854	25,483	23,697	23,597	22,277	21,749	27,428	32,229
Allianz Global Investors GmbH	65,926.43	0.07%	0.00%	475,167,000	21,711	323,964	244,076	223,297	209,899	172,088	21,711	24,880	50,230	90,965	47,687	43,713	43,271	41,244
Creative Planning, Inc.	16,412.85	0.01%	0.00%	475,167,000	21,500	64,245	56,072	50,289	47,310	49,597	37,609	32,388	30,210	33,467	28,398	24,767	22,944	21,500
Sentry Investment Management, LLC	2,379.07	0.01%	0.00%	475,167,000	21,143	32,257	32,005	30,206	29,734	29,615	33,479	32,217	27,458	21,143	22,183	24,394	21,890	21,690
Meiji Yasuda Asset Management Company, LTD	2,750.73	0.01%	0.00%	475,167,000	20,520	24,302	24,735	23,612	23,200	21,947	21,815	20,988	20,520	21,044	22,021	24,201	24,003	25,694
Gabelli Funds, LLC	16,964.58	0.01%	0.00%	475,167,000	20,500	44,990	44,990	44,990	44,990	39,800	36,900	34,700	33,500	33,200	33,200	28,200	20,500	20,500
Fort Washington Investment Advisors, Inc.	5,978.45	0.04%	0.00%	475,167,000	20,077	198,018	184,496	184,309	186,587	187,499	184,534	185,915	166,037	156,130	20,077	54,542	21,238	22,643
Commonwealth Equity Services, Inc.	13,536.82	0.01%	0.00%	475,167,000	19,816	67,827	59,128	53,407	46,352	39,289	31,912	26,678	27,724	29,686	27,361	30,715	25,400	19,816
Capital International, LTD (U.K.)	3,386.49	0.01%	0.00%	475,167,000	19,260	27,640	24,250	28,430	28,310	28,560	19,260	19,460	26,960	28,360	31,460	32,260	35,960	35,900
AP 3/Tredje AP-Fonden	11,874.02	0.01%	0.00%	475,167,000	18,620	26,516	33,929	37,763	38,155	28,874	27,508	18,620	47,577	47,577	56,197	56,197	26,180	26,180
Northeast Investment Management, Inc.	1,041.91	0.01%	0.00%	475,167,000	18,518	35,261	33,146	30,919	29,412	28,182	24,275	19,004	18,518	19,906	33,936	35,700	35,726	33,427
BMO Asset Management U.S.	26,551.34	0.04%	0.00%	475,167,000	18,141	199,210	197,456	139,300	141,475	93,635	18,378	18,141	19,937	19,743	18,666	21,580	20,097	19,903
Badgley Phelps & Bell, Inc.	1,152.40	0.01%	0.00%	475,167,000	17,725	25,425	25,507	25,980	26,604	26,206	25,550	26,248	27,099	29,358	23,629	23,327	17,725	17,751
Delta Lloyd Asset Management N.V.	6,561.27	0.01%	0.00%	475,167,000	17,666	37,004	67,747	64,008	68,886	65,589	64,411	62,877	21,245	21,658	20,480	23,193	19,795	17,666
Davis Selected Advisers, L.P.	24,113.75	0.40%	0.00%	475,167,000	17,313	1,911,921	2,031,382	2,235,410	2,662,030	2,803,142	3,126,309	4,497,620	4,631,023	4,670,390	3,320,506	2,341,553	1,096,136	17,313
Fiduciary Trust Company (U.S.)	3,086.01	0.01%	0.00%	475,167,000	16,857	28,256	21,203	21,080	22,326	17,206	17,065	16,857	17,374	19,736	20,442	21,272	20,389	20,038
Stifel, Nicolaus & Company, Inc.	13,234.11	0.01%	0.00%	475,167,000	16,758	56,906	42,871	39,097	37,403	35,176	159,294	19,609	16,758	18,627	32,749	35,251	39,753	21,090
BMO Capital Markets	37,408.24	0.04%	0.00%	475,167,000	16,660	210,857	172,668	148,970	16,660	44,265	225,418	117,382	500,186	394,037	272,342	244,136	282,743	345,596
Capital One Asset Management, LLC	1,334.39	0.01%	0.00%	475,167,000	15,893	27,252	27,175	27,323	26,722	25,031	23,075	22,144	20,658	18,331	18,094	15,893	15,900	16,133
JAG Capital Management, LLC	450.06	0.01%	0.00%	475,167,000	15,160	26,809	27,319	27,842	29,190	37,085	38,294	39,216	19,821	15,160	30,480	30,615	48,233	48,980
BlackRock International, LTD	17,708.66	0.01%	0.00%	475,167,000	14,929	50,352	62,911	71,503	68,960	58,138	77,348	60,086	42,869	42,367	23,216	41,653	39,647	14,929
MFS Investment Management Canada, LTD	9,233.25	0.01%	0.00%	475,167,000	14,892	34,876	41,665	43,926	44,461	41,664	15,640	14,892	17,265	21,500	22,528	20,521	17,343	19,962
AQR Capital Management, LLC	83,802.37	0.11%	0.00%	475,167,000	14,228	531,218	547,459	499,712	540,278	497,385	435,442	104,567	22,583	14,228	95,427	191,750	355,850	363,050
ABN AMRO Investment Solutions S.A.	8,434.31	0.01%	0.00%	475,167,000	14,080	33,957	29,410	31,065	31,261	51,338	58,482	51,283	32,371	19,983	14,962	19,481	23,350	14,080
LMM, LLC	1,879.81	0.02%	0.00%	475,167,000	13,805	109,712	13,805	15,615	21,865	137,315	127,915	127,915	128,325	128,925	126,510	116,340	118,165	117,695
RWC Partners, LTD	6,621.18	0.01%	0.00%	475,167,000	12,705	44,801	71,332	61,680	17,106	60,594	84,751	86,400	64,597	17,677	15,489	15,134	12,705	22,211
NNIP Advisors B.V.	27,414.58	0.03%	0.00%	475,167,000	12,492	144,864	158,984	152,789	162,393	23,232	27,269	13,348	12,492	19,825	23,259	26,948	33,022	34,714
Commerce Investment Advisors, Inc.	6,691.06	0.01%	0.00%	475,167,000	12,428	53,944	48,897	46,328	17,659	17,729	17,512	17,261	15,987	16,143	13,537	12,681	12,507	12,428
Liberty Mutual Group Asset Management, Inc.	2,899.91	0.01%	0.00%	475,167,000	12,427	28,902	29,073	27,808	24,751	22,729	12,427	13,478	19,581	20,254	19,290	19,097	18,044	17,489
Advisors Asset Management, Inc.	6,001.53	0.01%	0.00%	475,167,000	12,266	51,425	47,360	41,055	36,503	28,716	17,850	13,192	12,266	19,500	18,074	20,004	23,031	21,439
Shelton Capital Management	1,159.37	0.01%	0.00%	475,167,000	11,698	28,011	28,011	28,011	27,171	27,798	26,574	25,357	23,205	20,291	16,017	13,702	12,816	11,698
SunTrust Robinson Humphrey, Inc	12,629.52	0.01%	0.00%	475,167,000	11,338	31,812	30,401	28,497	28,659	28,536	11,338	12,286	14,528	12,279	21,788	25,808	23,787	21,271
Robert W. Baird & Company, Inc.	11,922.12	0.01%	0.00%	475,167,000	11,106	52,929	33,704	37,068	33,647	40,101	37,778	35,091	34,914	27,350	11,106	13,385	17,365	19,035
Atalanta Sosnoff Capital, LLC	2,817.72	0.02%	0.00%	475,167,000	10,654	112,249	100,573	101,646	98,382	181,189	190,459	120,552	29,106	29,087	11,261	10,654	266,419	269,290
Natixis Asset Management	33,878.36	0.03%	0.00%	475,167,000	10,521	125,905	222,976	43,353	10,521	202,572	17,541	239,224	192,396	281,460	34,714	146,091	362,454	372,041
J.P. Morgan Asset Management (Canada), Inc.	5,054.58	0.01%	0.00%	475,167,000	10,493	63,542	80,115	83,905	74,962	78,547	88,096	54,124	44,519	10,493	14,796	61,721	62,899	57,886
Brown Advisory, LLC	27,597.44	0.18%	0.00%	475,167,000	10,094	852,533	949,628	1,087,389	1,332,997	1,243,660	1,472,592	1,826,051	1,659,286	70,535	32,657	19,784	19,095	10,094
Daiwa Asset Management Company, LTD	66,075.70	0.01%	0.00%	475,167,000	10,000	25,585	65,256	60,994	68,519	74,925	57,859	62,966	51,231	34,198	27,634	23,194	10,000	10,300

Suffolk Capital Management, LLC	731.09	0.01%	0.00%	475,167,000	9,838	29,935	27,345	28,434	24,491	27,193	27,672	30,841	40,429	9,838	34,096	21,942	21,997	29,560
Amalgamated Bank of New York	2,212.32	0.01%	0.00%	475,167,000	9,397	42,274	34,885	34,765	15,180	11,564	14,489	13,943	13,153	10,092	11,574	10,822	9,397	9,580
SG Americas Securities, LLC	11,134.10	0.02%	0.00%	475,167,000	9,110	71,557	9,110	547,556	545,066	711,336	204,243	196,403	229,332	282,213	483,076	421,784	477,684	489,665
RBC Dominion Securities, Inc.	28,586.36	0.04%	0.00%	475,167,000	8,690	206,952	150,109	121,297	112,975	39,493	38,857	43,906	39,347	23,865	16,879	18,191	10,589	8,690
Boston Private Wealth, LLC	2,418.34	0.01%	0.00%	475,167,000	8,548	26,921	22,837	23,560	26,187	26,665	27,185	24,087	23,736	22,952	8,548	8,557	9,750	11,265
Banque Lombard Odier & Cie S.A.	13,015.42	0.01%	0.00%	475,167,000	8,387	25,826	23,101	22,955	11,165	11,165	9,340	9,674	10,382	12,215	14,276	13,801	11,183	8,387
Ladenburg Thalmann Asset Management, Inc.	7,194.76	0.01%	0.00%	475,167,000	8,322	45,980	38,730	33,507	30,181	30,182	25,871	27,889	26,979	21,840	11,264	12,970	12,189	8,322
BBVA Compass Bank (Asset Management)	1,419.74	0.01%	0.00%	475,167,000	7,948	28,107	28,293	28,927	28,968	27,985	26,273	23,567	20,852	17,434	15,494	9,301	8,820	7,948
Personal Capital Advisors Corporation	3,359.49	0.01%	0.00%	475,167,000	7,802	34,422	33,132	33,411	30,721	31,352	29,478	30,187	29,637	23,737	18,771	14,708	9,818	7,802
Bradley Foster & Sargent, Inc.	2,355.69	0.01%	0.00%	475,167,000	7,711	31,507	29,796	29,506	31,476	34,389	32,195	47,661	47,790	48,020	48,810	7,711	8,495	53,737
Pioneer Investment Management, Inc.	29,708.42	0.15%	0.00%	475,167,000	7,322	714,471	490,197	399,719	9,731	11,052	7,961	7,509	7,622	7,322	215,695	230,865	229,854	233,296
Van Eck Associates Corporation	30,692.89	0.01%	0.00%	475,167,000	7,273	47,929	50,339	52,048	32,444	37,366	49,677	52,567	79,080	195,847	149,733	122,228	7,273	9,078
Twin Capital Management, Inc.	1,554.18	0.01%	0.00%	475,167,000	7,150	25,195	24,910	20,850	19,180	23,900	21,970	13,850	13,000	7,210	7,150	7,810	9,880	9,860
Regions Investment Management, Inc.	8,167.96	0.01%	0.00%	475,167,000	6,933	28,731	26,061	18,197	19,350	18,754	19,977	18,603	15,579	6,933	25,128	27,020	27,441	24,842
Riverbridge Partners, LLC	4,821.32	0.01%	0.00%	475,167,000	6,920	51,965	52,962	53,739	55,226	56,595	55,419	54,262	54,970	55,111	6,920	9,224	9,043	7,253
Los Angeles Capital Management and Equity Research, Inc.	12,987.36	0.01%	0.00%	475,167,000	6,796	39,667	72,459	81,423	89,957	180,538	70,401	25,711	6,796	13,183	14,240	16,571	93,158	90,950
Guggenheim Partners Investment Management, LLC	7,243.40	0.01%	0.00%	475,167,000	6,335	28,953	30,829	33,819	16,028	15,955	35,508	23,065	25,764	6,335	9,839	10,870	73,886	26,124
BBVA Asset Management, S.A., S.G.I.I.C.	9,340.20	0.01%	0.00%	475,167,000	6,260	25,442	18,068	16,770	13,237	14,746	13,320	14,171	14,366	11,634	9,039	15,859	6,864	6,260
Parallax Volatility Advisers, L.P.	3,405.95	0.02%	0.00%	475,167,000	5,860	88,641	80,000	68,113	64,978	115,666	20,093	44,408	220,555	123,196	41,274	79,275	92,569	5,860
AXA Rosenberg Investment Management, LTD (U.K.)	2,827.85	0.01%	0.00%	475,167,000	5,800	29,307	33,665	31,424	34,804	38,357	28,737	18,634	7,600	5,800	7,400	7,000	14,623	13,161
Fischer Francis Trees & Watts, Inc. (U.S.)	5,068.99	0.02%	0.00%	475,167,000	5,182	99,721	102,216	97,318	91,848	90,908	149,130	155,417	144,195	71,264	5,182	8,247	38,721	93,256
QS Investors, LLC	14,452.12	0.01%	0.00%	475,167,000	5,175	52,988	50,266	49,669	50,918	83,261	88,543	48,518	9,011	9,043	6,323	11,423	5,475	5,175
DNB Asset Management AS	12,240.18	0.01%	0.00%	475,167,000	5,034	37,254	35,456	32,856	32,151	20,521	19,634	19,434	19,234	19,434	16,834	16,034	5,334	5,034
BT Investment Management	7,491.52	0.01%	0.00%	475,167,000	4,852	28,164	37,290	26,788	35,923	34,555	26,969	4,852	12,342	15,504	22,239	23,265	31,811	19,532
Morgan Stanley & Co. International, PLC	2,481.01	0.01%	0.00%	475,167,000	4,835	38,319	10,335	8,022	5,480	5,935	104,426	4,835	6,938	4,887	9,461	12,997	9,711	13,714
First Quadrant Corporation	4,889.58	0.01%	0.00%	475,167,000	4,578	28,437	35,767	43,453	31,986	42,198	12,531	5,601	4,578	5,078	5,078	5,078	22,478	45,078
Oppenheimer & Co., Inc. (Broker)	3,435.48	0.01%	0.00%	475,167,000	4,296	37,295	35,667	34,512	35,884	35,976	14,862	4,296	18,115	25,407	29,072	24,156	19,206	15,376
Credit Suisse International	3,529.17	0.01%	0.00%	475,167,000	4,284	59,247	28,854	42,086	20,042	15,245	28,424	4,284	18,023	73,804	81,876	89,635	15,994	24,998
1919 Investment Counsel, LLC	6,139.45	0.01%	0.00%	475,167,000	4,007	26,262	13,708	13,162	10,351	10,917	4,530	4,751	4,888	4,765	4,007	4,397	7,110	7,620
Northwestern Mutual Wealth Company (Wisconsin)	9,214.52	0.01%	0.00%	475,167,000	3,959	40,077	32,593	30,926	30,502	10,408	8,512	6,728	6,444	6,261	5,490	4,819	3,959	4,244
AT Investment Advisers, Inc.	15,124.96	0.08%	0.00%	475,167,000	3,952	361,985	314,852	306,742	301,028	323,370	320,444	315,649	313,264	307,354	225,656	151,245	11,478	3,952
MFS International (U.K.), LTD	49,697.80	0.01%	0.00%	475,167,000	3,242	45,088	50,982	49,421	52,129	51,369	19,930	13,903	3,242	3,404	3,739	4,365	4,011	4,132
ING Bank N.V. (Netherlands)	5,317.96	0.02%	0.00%	475,167,000	2,993	98,426	25,946	33,464	39,240	83,317	10,397	2,993	17,691	27,741	20,599	175,073	98,913	89,435
Williams Jones & Associates, LLC	3,499.48	0.01%	0.00%	475,167,000	2,770	55,742	26,230	24,801	20,205	9,126	7,756	4,711	2,770	3,180	3,950	3,900	7,650	3,525
Kames Capital PLC	19,976.15	0.02%	0.00%	475,167,000	2,618	93,160	114,939	96,303	97,457	195,801	3,408	2,618	2,790	2,790	2,790	2,790	3,081	3,081
Migdal Mutual Funds, LTD	4,343.68	0.01%	0.00%	475,167,000	2,600	43,880	2,900	2,600	3,096	3,286	2,996	2,996	2,996	2,996	2,629	4,254	4,459	4,494
Great Lakes Advisors, LLC	4,030.72	0.01%	0.00%	475,167,000	2,588	24,431	27,931	33,463	28,904	34,423	34,725	25,725	9,412	2,588	3,327	3,483	3,963	3,803
Marshall Wace North America, L.P.	15,182.23	0.05%	0.00%	475,167,000	2,428	260,257	102,363	135,186	138,579	111,587	59,557	19,753	16,650	142,239	54,821	65,804	96,204	2,428
CPR Asset Management S.A.	6,350.58	0.01%	0.00%	475,167,000	2,400	37,630	42,830	41,230	38,100	33,700	34,300	34,400	28,000	4,700	2,400	3,500	3,200	3,200
Bessemer Investment Management, LLC	22,557.88	0.08%	0.00%	475,167,000	2,086	359,867	357,388	74,922	4,002	4,237	3,344	3,368	3,508	3,215	2,800	3,152	2,116	2,086
Assenagon GmbH	14,200.99	0.03%	0.00%	475,167,000	1,961	155,397	83,682	138,622	10,564	109,028	103,104	22,600	172,232	1,961	1,961	14,231	50,954	46,016
Evercore Wealth Management, LLC	2,406.18	0.01%	0.00%	475,167,000	1,926	57,856	46,100	34,599	2,720	2,725	2,397	2,597	1,926	1,976	2,356	2,216	2,337	8,947
KBC Asset Management N.V.	17,489.34	0.02%	0.00%	475,167,000	1,744	99,225	67,083	53,688	59,483	53,580	46,568	94,903	32,293	23,993	1,744	24,342	23,773	27,181
Baldwin Brothers, Inc.	553.60	0.01%	0.00%	475,167,000	1,555	28,200	37,146	34,948	39,027	42,388	48,001	45,691	45,933	46,404	1,555	1,755	5,163	5,365
CastleArk Management, LLC	3,153.37	0.01%	0.00%	475,167,000	1,490	38,160	66,830	60,670	37,740	64,360	90,360	64,690	1,490	1,490	1,490	1,490	101,000	64,811
Nomura Securities Company, LTD (Broker)	11,693.06	0.01%	0.00%	475,167,000	1,324	47,718	13,347	13,716	5,700	1,324	8,331	52,115	25,235	141,257	90,858	153,567	113,523	123,619
Acadian Asset Management, LLC	31,830.05	0.01%	0.00%	475,167,000	1,308	28,280	332,176	117,216	107,576	230,787	9,494	4,224	4,679	4,657	1,612	1,308	1,308	1,524
Neptune Investment Management, LTD	4,351.60	0.02%	0.00%	475,167,000	1,200	72,441	72,441	74,441	47,435	63,785	57,700	58,200	1,200	1,200	51,200	166,200	201,200	211,200
Peak6 Capital Management, LLC	2,249.52	0.01%	0.00%	475,167,000	1,024	26,851	19,369	33,565	78,121	1,024	60,484	16,272	22,796	112,871	64,327	27,630	28,781	3,318
Scotia Capital, Inc. (Broker)	5,787.50	0.01%	0.00%	475,167,000	1,004	34,709	27,682	27,061	25,565	16,371	10,055	2,909	1,004	6,750	15,328	12,009	3,096	36,213
Everett Harris & Company, Inc.	2,828.18	0.01%	0.00%	475,167,000	863	35,427	34,372	30,070	24,676	31,724	18,565	2,697	2,123	1,973	1,773	1,483	1,373	863
Lyxor Asset Management S.A.	52,048.44	0.02%	0.00%	475,167,000	726	118,252	115,967	42,479	3,145	3,273	864	726	9,102	9,102	726	726	810	1,054
Barclays Bank PLC (Wealth and Investment Management)	14,144.55	0.01%	0.00%	475,167,000	703	25,914	24,930	20,965	17,666	1,242	1,317	1,085	985	978	1,246	830	703	1,000
Mirae Asset Global Investments (U.S.A.), LLC	1,751.01	0.02%	0.00%	475,167,000	672	77,626	83,785	41,712	4,722	1,506	1,567	1,603	1,600	672	702	44,244	151,371	222,734
Spinnaker Capital, LLC	1,533.05	0.01%	0.00%	475,167,000	633	26,251	18,176	12,876	4,733	633	633	633	633	633	633	633	633	633
Kimelman & Baird, LLC	568.79	0.01%	0.00%	475,167,000	600	28,775	28,775	29,139	29,124	19,466	21,450	21,450	17,960	18,120	18,550	18,640	600	600
Santander Asset Management, S.A., S.G.I.I.C.	7,504.81	0.01%	0.00%	475,167,000	587	30,715	4,186	3,862	6,085	1,474	2,045	1,997	2,037	2,351	2,351	12,769	3,721	587
Washington Trust Investors	1,545.10	0.01%	0.00%	475,167,000	551	40,624	42,052	43,713	45,202	42,805	43,280	40,333	39,983	38,487	40,489	39,587	36,137	551
Cambridge Trust Company (Asset Management)	1,419.79	0.01%	0.00%	475,167,000	508	38,843	32,318	31,684	29,242	29,711	35,091	34,429	34,291	32,907	31,972	32,157	21,892	508
KBC Fund Management, LTD	5,639.30	0.01%	0.00%	475,167,000	487	42,970	39,201	36,513	37,338	18,855	17,718	19,280	19,280	857	487	857	12,333	23,490
State Street Global Advisors Australia, LTD	6,592.59	0.01%	0.00%	475,167,000	419	28,123	35,636	31,979	1,054	32,480	24,006	2,404	1,102	902	754	519	419	419
CPP Investment Board	62,331.76	0.01%	0.00%	475,167,000	25	31,496	56,031	75,396	53,000	142,300	91,800	32,400	124,600	4,200	467	18,267	27,895	25
Sands Capital Management, LLC	29,781.20	0.48%	0.00%	475,167,000	0	2,287,389	2,498,277	2,378,408	2,323,197	2,113,048	1,745,554	0	0	2,820	6,461,118	6,578,073	6,555,089	6,430,860
Viking Global Investors, L.P.	22,448.38	0.34%	0.00%	475,167,000	0	1,626,269	2,929,305	3,278,984	3,437,493	2,567,446	3,017,764	2,282,561	0	0	0	0	0	0
Eagle Capital Management, LLC (NY)	23,637.04	0.33%	0.00%	475,167,000	0	1,549,305	1,645,017	1,767,631	1,809,452	1,782,113	2,062,495	2,099,461	2,228,456	1,721,938	0	0	0	0
Tiger Global Management, LLC	9,384.43	0.29%	0.00%	475,167,000	0	1,381,929	1,342,548	1,464,127	1,042,240	3,193,590	3,193,590	747,000	0	0	0	0	0	825,500
Lone Pine Capital, LLC (U.S.)	20,632.85	0.27%	0.00%	475,167,000	0	1,292,728	1,292,728	1,643,868	1,986,368	2,207,252	1,937,002	0	0	0	0	0	0	0
Georgia Division of Investment Services	11,562.80	0.15%	0.00%	475,167,000	0	735,335	735,335	735,335	0	0	0	0	0	0	0	0	0	0
Manning & Napier Advisors, LLC	18,064.01	0.11%	0.00%	475,167,000	0	541,938	470,358	352,110	129,130	0	0	0	353,021	746,164	770,926	755,452	169,872	182,240

TD Securities (USA), LLC (Singapore Branch)	1,196.30	0.11%	0.00%	475,167,000	0	540,000	540,000	0	0	540,000	540,000	0	545,000	895,000	895,000	895,000	895,000	895,000
Carmignac Gestion	22,219.46	0.11%	0.00%	475,167,000	0	529,345	1,219,502	1,457,043	1,599,549	1,765,405	2,174,368	2,576,653	2,133,687	0	0	0	0	0
Discovery Capital Management, LLC	6,241.63	0.10%	0.00%	475,167,000	0	478,182	219,587	228,437	558,028	218,495	521,948	64,000	240,800	0	0	0	691,401	1,108,301
Vontobel Asset Management, Inc. (U.S.)	23,454.06	0.10%	0.00%	475,167,000	0	459,390	452,060	403,115	399,841	161,319	0	0	0	0	1,854	4,539	43,097	69,563
Ruane, Cunniff & Goldfarb, Inc.	12,340.46	0.09%	0.00%	475,167,000	0	447,506	0	0	0	0	0	0	0	0	0	0	0	0
Artisan Partners, L.P.	76,211.47	0.09%	0.00%	475,167,000	0	411,996	434,968	438,613	34,802	0	0	0	0	0	131,624	289,427	218,029	176,424
Blue Ridge Capital, LLC	7,991.60	0.08%	0.00%	475,167,000	0	361,700	407,900	343,000	233,000	0	0	0	0	0	675,000	810,000	810,000	800,000
Nationwide Asset Management, LLC	24,055.10	0.06%	0.00%	475,167,000	0	304,414	322,119	285,463	283,996	344,158	340,216	288,118	173,986	161,381	162,879	241,984	0	317,215
Carnegie Asset Management Fondsmaeglerslskab A/S	7,329.58	0.06%	0.00%	475,167,000	0	281,551	291,710	0	0	0	0	0	0	0	0	0	0	0
Sustainable Growth Advisers, L.P.	5,017.34	0.06%	0.00%	475,167,000	0	277,349	272,112	254,744	314,014	298,744	400,284	445,288	436,275	528,606	565,019	527,409	322,837	0
Arrowstreet Capital, L.P.	36,191.70	0.06%	0.00%	475,167,000	0	273,197	632,851	30,900	1,500	110,900	0	168,500	0	3,776	0	0	0	0
National Pension Service (Korea)	95,657.30	0.05%	0.00%	475,167,000	0	259,062	241,894	222,487	191,606	183,898	172,701	145,624	124,974	108,054	111,422	0	0	0
Standard Life Investments (USA), LTD	10,592.17	0.05%	0.00%	475,167,000	0	255,774	243,295	220,653	222,827	333,412	355,178	82,300	0	0	223,360	223,360	223,561	7,279
Hosking Partners, LLP	3,425.52	0.05%	0.00%	475,167,000	0	249,943	268,553	235,975	204,926	187,474	185,037	0	0	0	0	0	0	0
Sarasin & Partners, LLP	10,557.04	0.05%	0.00%	475,167,000	0	228,814	323,420	347,395	385,407	377,947	489,620	484,785	479,942	493,342	419,774	0	0	0
Hitchwood Capital Management, L.P.	2,564.18	0.05%	0.00%	475,167,000	0	220,000	280,000	310,000	500,000	170,000	0	300,000	390,000	51,000	0	0	0	0
Investec Asset Management, LTD (U.K.)	36,400.32	0.05%	0.00%	475,167,000	0	216,756	0	0	0	0	0	0	0	0	0	0	0	0
Royal London Asset Management, LTD	31,964.25	0.04%	0.00%	475,167,000	0	213,648	213,648	213,648	92,000	218,216	214,382	153,370	0	0	0	198,762	132,802	88,368
Vanguard Investments Australia, LTD	27,730.24	0.04%	0.00%	475,167,000	0	213,503	245,768	226,745	247,932	230,312	235,109	140,453	144,653	140,853	139,353	138,853	134,513	0
Westfield Capital Management Company, L.P.	11,418.18	0.04%	0.00%	475,167,000	0	210,628	230,246	179,719	209,050	288,023	283,277	0	0	0	0	0	4,411	422,322
Columbus Circle Investors	7,663.50	0.04%	0.00%	475,167,000	0	210,276	287,221	302,230	253,151	418,043	431,032	436,414	371,660	0	0	310,919	526,425	507,988
Arrowgrass Capital Partners, LLP	755.54	0.04%	0.00%	475,167,000	0	205,532	0	0	0	0	0	0	0	0	0	0	50,000	50,000
Harding Loevner, L.P.	27,079.42	0.04%	0.00%	475,167,000	0	197,412	340,194	341,656	343,672	352,596	401,545	417,021	405,192	0	0	0	1,040	661,322
Federated Global Investment Management Corporation	11,265.85	0.04%	0.00%	475,167,000	0	182,355	174,246	205,115	218,917	201,638	222,650	231,461	210,739	251,300	248,600	240,900	0	0
Marsico Capital Management, LLC	2,435.25	0.04%	0.00%	475,167,000	0	178,979	194,256	196,211	158,379	277,340	374,454	0	0	0	0	0	362,882	309,467
1832 ASSET MANAGEMENT U.S. INC.	37,784.75	0.04%	0.00%	475,167,000	0	175,425	174,343	243,815	275,409	211,135	243,860	127,015	171,077	0	0	0	187,250	225,172
The Boston Company Asset Management, LLC	20,652.61	0.04%	0.00%	475,167,000	0	175,307	237,178	237,797	200,158	201,323	282,112	312,397	0	0	1,150	231,820	329,990	324,395
Whale Rock Capital Management, LLC	1,212.14	0.04%	0.00%	475,167,000	0	173,355	188,173	176,116	152,113	199,193	140,145	146,436	106,105	0	0	24,768	107,154	129,862
Jane Street Capital, LLC	8,773.49	0.04%	0.00%	475,167,000	0	172,214	170,465	46,066	12,824	83,988	62,429	21,398	70,114	30,518	14,985	58,793	0	556
Senator Investment Group, L.P.	6,744.49	0.04%	0.00%	475,167,000	0	170,000	170,000	170,000	255,000	0	0	0	0	0	0	0	0	0
Temasek Holdings Pte., LTD	90,290.34	0.04%	0.00%	475,167,000	0	169,255	0	0	0	0	0	0	0	0	0	0	0	0
Green Valley Investors, LLC	1,904.74	0.03%	0.00%	475,167,000	0	161,015	164,953	239,071	321,509	210,000	0	0	0	0	0	0	0	0
Generation Investment Management, LLP	9,657.51	0.03%	0.00%	475,167,000	0	159,969	0	0	0	0	0	386,314	585,953	675,797	572,779	493,047	0	0
Banque Pictet & Cie S.A.	4,370.26	0.03%	0.00%	475,167,000	0	154,469	124,687	119,935	110,034	84,838	100,349	0	131,426	148,858	149,085	126,825	97,235	90,937
NWI Management, L.P.	1,205.71	0.03%	0.00%	475,167,000	0	150,000	0	0	0	0	0	0	0	0	0	0	0	0
Henderson Geneva Capital Management	5,110.37	0.03%	0.00%	475,167,000	0	144,721	0	0	0	0	0	0	0	0	0	0	0	0
Three Bays Capital, L.P.	1,223.45	0.03%	0.00%	475,167,000	0	126,200	0	0	0	0	0	0	0	0	0	0	0	0
Alkeon Capital Management, LLC	4,141.25	0.03%	0.00%	475,167,000	0	123,492	149,010	147,600	0	0	0	0	0	86,936	168,806	272,446	296,536	241,896
Capital Fund Management S.A.	5,579.52	0.03%	0.00%	475,167,000	0	121,463	107,031	22,411	107,709	748	13,636	6,416	21,011	0	3,368	0	10,322	0
Southpoint Capital Advisors, L.P.	2,174.34	0.03%	0.00%	475,167,000	0	120,000	80,000	130,000	50,000	0	0	0	0	220,000	0	0	0	0
Stockbridge Investors	2,056.73	0.03%	0.00%	475,167,000	0	119,881	57,569	0	0	0	0	0	0	0	0	0	0	0
Rockefeller & Company, Inc.	5,036.97	0.02%	0.00%	475,167,000	0	108,721	108,913	114,723	522	123	123	0	50	0	0	0	0	0
Fidelity Management & Research (Hong Kong), LTD	11,983.51	0.02%	0.00%	475,167,000	0	107,395	82,366	70,366	45,200	16,500	34,900	152,000	107,200	54,000	0	0	5,100	143,277
CIBC World Markets Corp.	9,177.72	0.02%	0.00%	475,167,000	0	107,109	65,170	31,665	28,232	38,869	32,364	83,381	70,000	70,000	0	0	0	0
RBC Global Asset Management (UK), LTD	12,798.88	0.02%	0.00%	475,167,000	0	106,672	100,672	101,075	102,617	95,737	100,763	105,963	105,163	65,844	117,915	57,515	15,065	0
Lord, Abbett & Co., LLC (Asset Management)	35,837.17	0.02%	0.00%	475,167,000	0	102,356	171,343	183,494	99,460	175,548	199,335	139,199	32,621	0	1,827	4,727	6,279	35,651
Axiom Investors	4,749.21	0.02%	0.00%	475,167,000	0	100,545	88,499	56,780	53,628	103,193	106,833	68,040	0	0	91,888	95,448	90,436	0
Dorsal Capital Management, LLC	1,593.02	0.02%	0.00%	475,167,000	0	100,000	160,000	150,000	90,000	0	0	0	0	0	0	0	0	0
PIMCO - Pacific Investment Management Company	8,587.76	0.02%	0.00%	475,167,000	0	98,521	0	38,760	21,301	4,468	0	18,703	16,500	61,613	15,149	0	0	0
ClariVest Asset Management, LLC	3,880.79	0.02%	0.00%	475,167,000	0	98,011	98,370	100,573	100,420	126,063	126,790	98,780	77,480	0	7,631	12,731	17,631	25,431
HSBC Global Asset Management Deutschland GmbH	3,905.90	0.02%	0.00%	475,167,000	0	92,862	87,089	86,056	8,729	475	69,068	94,419	72,060	71,619	63,151	38,429	22,700	0
PPM America, Inc.	14,619.43	0.02%	0.00%	475,167,000	0	92,410	72,335	57,585	28,385	48,795	535	0	0	4,800	4,800	4,800	0	0
Valiant Capital Management, L.P.	885.44	0.02%	0.00%	475,167,000	0	92,250	92,250	92,250	98,100	168,800	207,500	201,778	289,278	238,000	0	0	0	0
EMS Capital, L.P.	988.53	0.02%	0.00%	475,167,000	0	90,000	90,000	90,000	36,000	0	0	0	30,000	0	48,000	0	96,000	96,000
CA Indosuez Wealth Management	3,631.92	0.02%	0.00%	475,167,000	0	89,537	85,844	71,200	0	4,214	1,519	1,519	1,497	1,497	1,456	1,456	1,629	1,629
Sumway Development, LTD		0.02%	0.00%	475,167,000	0	88,810	88,250	35,650	35,650	0	0	0	0	0	0	0	0	0
Boston Advisors, LLC	4,211.88	0.02%	0.00%	475,167,000	0	85,049	78,099	52,691	52,587	107,172	22,906	21,551	0	0	0	0	0	0
Contour Asset Management, LLC	1,103.84	0.02%	0.00%	475,167,000	0	82,213	47,342	63,179	78,268	159,494	0	0	0	0	0	0	0	100,772
Immersion Capital, LLP	319.61	0.02%	0.00%	475,167,000	0	78,256	78,256	78,256	152,256	236,256	0	0	0	0	0	0	0	0
Blackstone Equity Managed Account Platform	2,202.38	0.02%	0.00%	475,167,000	0	78,147	130,752	196,448	154,830	216,066	0	0	0	0	0	0	0	0
Rovida Advisory Services, LLC	449.60	0.02%	0.00%	475,167,000	0	76,820	0	0	127,425	62,700	0	0	0	0	0	0	0	0
Light Street Capital Management, LLC	732.88	0.02%	0.00%	475,167,000	0	75,000	80,000	75,000	90,000	65,000	60,000	23,568	48,071	50,000	0	0	0	0
Standard Life Investments, LTD (U.K.)	72,364.87	0.02%	0.00%	475,167,000	0	74,009	73,871	78,460	77,495	55,765	54,831	9,370	0	0	0	0	0	0
Meadow Creek Investment Management, LLC	3,863.13	0.02%	0.00%	475,167,000	0	72,998	0	0	0	0	0	0	0	0	0	0	0	0
Flossbach von Storch AG	14,172.19	0.02%	0.00%	475,167,000	0	72,200	0	0	0	0	0	0	0	0	0	0	0	0
Candriam Belgium S.A.	13,696.15	0.01%	0.00%	475,167,000	0	70,991	85,826	84,480	83,622	0	32,414	26,350	24,449	25,719	21,946	20,371	23,701	19,426
VGI Partners Pty., LTD	396.74	0.01%	0.00%	475,167,000	0	68,962	66,140	62,071	61,804	51,855	48,239	48,330	48,528	46,557	27,178	0	0	0
Cutler Group, L.P. (Proprietary)	2,131.12	0.01%	0.00%	475,167,000	0	68,343	8,392	5,609	9,050	4,426	0	0	0	0	0	0	0	0
Artemis Fund Managers, LTD	24,852.52	0.01%	0.00%	475,167,000	0	66,479	85,413	78,829	49,090	100,468	83,888	50,346	8,322	3,287	9,272	0	0	0
British Airways Pension Investment Management, LTD	5,947.90	0.01%	0.00%	475,167,000	0	65,940	65,940	66,000	66,000	66,000	85,810	61,990	61,990	61,990	0	0	0	0

Paloma Partners Management Company	3,571.77	0.01%	0.00%	475,167,000	0	65,504	756	5,180	2,646	2,625	1,609	6,849	0	8,450	0	0	0	0
AP 1/Första AP-Fonden	12,916.91	0.01%	0.00%	475,167,000	0	63,971	87,807	41,989	0	0	0	0	0	0	0	0	0	0
D.F. Dent & Company, Inc.	3,561.35	0.01%	0.00%	475,167,000	0	63,917	2,606	1,294	684	829	829	903	915	805	637	0	0	0
Think Investments	226.43	0.01%	0.00%	475,167,000	0	63,300	68,300	92,000	119,200	76,900	62,000	0	0	0	0	0	0	0
Tremblant Capital Group	1,193.29	0.01%	0.00%	475,167,000	0	61,779	22,069	39,354	52,888	0	58,551	58,403	207,754	316,229	341,062	297,009	106,023	149,362
Coronation Asset Management Pty., LTD	12,599.21	0.01%	0.00%	475,167,000	0	60,794	63,216	67,507	74,578	61,358	57,697	99,694	96,067	111,498	91,590	22,451	0	0
Mar Vista Investment Partners, LLC	2,473.36	0.01%	0.00%	475,167,000	0	60,698	60,579	44,618	0	13,051	74,674	0	0	31,705	0	0	0	0
Elkfork Partners, LLC	3,039.57	0.01%	0.00%	475,167,000	0	60,116	0	0	0	0	0	0	0	0	0	0	0	0
Samlyn Capital, LLC	4,283.81	0.01%	0.00%	475,167,000	0	59,871	95,341	101,395	100,228	0	0	293,092	131,300	0	144,032	46,732	0	0
Zurich Life Assurance PLC	3,247.51	0.01%	0.00%	475,167,000	0	59,132	62,820	58,278	48,368	48,252	51,264	0	0	0	0	0	0	0
CI Global Investments, Inc.	5,351.50	0.01%	0.00%	475,167,000	0	58,621	39,404	4,000	10,053	0	0	0	0	0	0	0	3,060	0
Oppenheimer Asset Management Inc.	1,531.65	0.01%	0.00%	475,167,000	0	56,100	67,900	64,900	0	0	0	0	0	45,711	93,841	160,201	183,781	173,421
Blue Arrow Capital Management, LLC	360.21	0.01%	0.00%	475,167,000	0	55,892	55,892	55,892	55,892	55,892	55,892	94,727	89,900	0	0	0	0	6,184
Zweig-DiMenna Associates, LLC	1,285.23	0.01%	0.00%	475,167,000	0	55,668	55,563	72,612	20,636	70,756	81,744	46,176	75,573	0	0	0	0	97,315
Kayne Anderson Rudnick Investment Management, LLC	8,570.30	0.01%	0.00%	475,167,000	0	55,323	57,149	40,517	36,709	37,157	37,444	29,964	21,343	0	0	0	0	0
Ascend Capital, LLC	2,155.50	0.01%	0.00%	475,167,000	0	55,074	0	0	0	0	0	0	0	0	0	0	0	0
Smith Asset Management Group, L.P.	3,411.54	0.01%	0.00%	475,167,000	0	54,649	54,369	31,069	9,799	14,199	0	0	0	0	0	0	0	0
CI Investments, Inc.	23,774.62	0.01%	0.00%	475,167,000	0	52,695	57,410	53,910	81,300	0	2,600	2,600	2,600	2,600	2,600	2,600	2,600	2,600
Cookson Peirce & Company, Inc.	887.20	0.01%	0.00%	475,167,000	0	52,111	52,144	44,603	31,407	30,512	26,705	0	0	0	0	0	0	0
Odey Asset Management, LLP	4,127.10	0.01%	0.00%	475,167,000	0	51,540	141,583	145,963	186,205	166,677	199,128	205,270	247,000	211,400	2,000	1,300	0	5,000
Motley Fool Wealth Management, LLC	934.60	0.01%	0.00%	475,167,000	0	51,441	40,193	40,965	38,537	37,602	36,300	28,118	22,466	9,344	0	0	0	0
Oakmont Corporation	546.66	0.01%	0.00%	475,167,000	0	51,322	52,211	54,190	39,480	50,430	0	0	0	0	0	0	0	0
White Elm Capital, LLC	674.63	0.01%	0.00%	475,167,000	0	51,238	50,838	56,238	72,438	44,937	64,037	58,137	0	0	0	0	0	0
Origin Asset Management, LLP	2,551.10	0.01%	0.00%	475,167,000	0	50,892	50,892	45,792	12,787	10,500	0	0	0	0	0	0	0	0
Altimeter Capital Management, LLC	1,949.76	0.01%	0.00%	475,167,000	0	50,000	0	0	20,000	20,000	20,000	20,000	20,000	20,000	20,000	15,400	5,200	2,000
Falcon Edge Capital, L.P.	1,006.15	0.01%	0.00%	475,167,000	0	49,850	74,150	89,650	122,850	95,500	0	0	0	0	0	0	0	0
Wolverine Trading, LLC	2,126.60	0.01%	0.00%	475,167,000	0	49,167	19,076	0	0	0	0	0	0	0	0	0	0	0
DuPont Capital Management Corporation	4,825.54	0.01%	0.00%	475,167,000	0	48,623	54,366	52,147	48,068	48,605	45,308	13,689	6,084	0	0	0	0	0
Janney Montgomery Scott LLC	6,629.57	0.01%	0.00%	475,167,000	0	48,499	43,246	0	0	33,976	31,064	31,348	28,874	29,225	31,367	30,343	29,057	24,777
HAP Trading, LLC.	1,442.78	0.01%	0.00%	475,167,000	0	48,337	0	0	0	0	0	0	0	38,506	0	11,750	37,607	0
Jyske Bank A/S (Asset Management)	3,763.96	0.01%	0.00%	475,167,000	0	47,900	51,500	52,200	52,500	53,000	52,600	0	0	0	0	0	0	0
Glen Harbor Capital Management, LLC	3,687.72	0.01%	0.00%	475,167,000	0	47,234	0	0	0	0	0	0	0	0	0	0	0	0
Global Endowment Management, L.P.	658.54	0.01%	0.00%	475,167,000	0	47,000	45,900	45,900	79,350	79,350	93,850	93,850	93,850	93,850	58,750	58,750	0	0
Chicago Equity Partners, LLC	3,761.92	0.01%	0.00%	475,167,000	0	46,307	73,542	72,887	34,638	111,103	111,765	7,150	0	0	0	0	38,630	48,735
PointState Capital, L.P.	6,193.04	0.01%	0.00%	475,167,000	0	46,243	482,543	481,243	800	0	3,000	4,200	0	0	0	17,600	15,000	47,900
Markel-Gayner Asset Management Corporation	4,175.27	0.01%	0.00%	475,167,000	0	46,000	34,000	19,500	9,000	3,300	0	0	0	0	0	0	0	15,700
Northwestern Mutual Investment Management Company, LLC	5,069.59	0.01%	0.00%	475,167,000	0	45,287	38,928	14,760	14,741	14,602	14,125	14,083	13,870	0	0	0	0	0
Adams Diversified Equity Fund, Inc.	2,285.36	0.01%	0.00%	475,167,000	0	44,100	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	0	0
Westwood Management Corporation (Illinois)	520.80	0.01%	0.00%	475,167,000	0	44,060	45,540	46,140	22,510	600	600	600	600	0	0	0	600	600
Hoplite Capital Management, L.P.	1,879.55	0.01%	0.00%	475,167,000	0	43,046	33,540	0	0	0	0	0	0	0	0	0	0	0
HighTower Advisors, LLC	9,203.33	0.01%	0.00%	475,167,000	0	42,835	39,777	39,582	42,298	36,804	33,225	0	25,085	26,656	24,474	29,349	25,144	26,836
Alberta Investment Management Corporation	10,648.22	0.01%	0.00%	475,167,000	0	42,800	44,900	38,100	27,300	39,500	11,400	4,500	0	42,757	99,200	92,800	92,800	91,200
Industriens Pensionsforsikring A/S	5,663.89	0.01%	0.00%	475,167,000	0	41,263	41,263	41,263	41,263	41,263	41,263	41,263	0	0	0	0	0	0
Ignis Investment Services, LTD	7,616.03	0.01%	0.00%	475,167,000	0	40,554	46,929	46,929	54,562	63,974	62,383	0	0	0	0	0	0	136,593
McKinley Capital Management, LLC	3,868.46	0.01%	0.00%	475,167,000	0	40,473	66,541	51,870	7,110	992	0	0	0	0	0	0	13,439	0
CCLA Investment Management, LTD	3,092.43	0.01%	0.00%	475,167,000	0	40,146	40,146	40,146	0	0	0	0	0	0	0	0	0	0
Miura Global Management, LLC	450.45	0.01%	0.00%	475,167,000	0	40,000	70,000	65,000	75,000	0	0	0	0	0	0	0	0	0
Connor Clark & Lunn Investment Management, LTD	18,686.21	0.01%	0.00%	475,167,000	0	39,935	42,825	63,675	32,425	40,275	41,350	26,800	10,900	0	0	0	5,210	2,510
CIBC World Markets, Inc.	24,174.53	0.01%	0.00%	475,167,000	0	39,583	45,206	25,069	10,243	20,743	19,057	977	0	3,536	2,219	945	710	12,122
Mark Asset Management Corporation	368.52	0.01%	0.00%	475,167,000	0	39,180	40,227	40,167	40,314	34,850	21,728	19,743	22,200	0	0	0	0	25,362
Avalon Advisors, LLC	2,781.47	0.01%	0.00%	475,167,000	0	39,088	40,399	39,412	38,177	0	0	29,872	30,537	29,049	26,671	26,130	25,383	25,269
Rothschild Asset Management, Inc.	8,011.86	0.01%	0.00%	475,167,000	0	38,705	39,812	38,679	0	0	0	0	0	0	0	0	0	0
Ziff Brothers Investments, LLC	449.25	0.01%	0.00%	475,167,000	0	38,000	26,500	63,000	78,000	66,000	0	0	0	0	0	0	0	0
Tiverton Asset Management, LLC	1,684.19	0.01%	0.00%	475,167,000	0	37,764	33,326	78,543	96,025	90,000	0	0	0	0	0	0	0	0
Pictet & Cie (Europe) S.A.	1,333.13	0.01%	0.00%	475,167,000	0	36,601	30,087	29,265	28,110	25,031	24,375	0	31,422	33,135	28,233	19,331	20,592	19,021
Russell Investments, LTD	7,630.67	0.01%	0.00%	475,167,000	0	36,512	65,610	50,163	38,779	48,482	13,129	11,225	11,881	5,791	4,332	2,782	0	0
Simplex Trading, LLC	974.67	0.01%	0.00%	475,167,000	0	35,643	6,680	0	0	19,275	0	16,711	0	82,515	0	0	0	0
Beutel Goodman & Company, LTD	16,267.75	0.01%	0.00%	475,167,000	0	35,132	32,431	32,431	32,431	0	0	0	0	0	0	0	0	0
The Clarius Group, LLC	236.07	0.01%	0.00%	475,167,000	0	34,941	34,091	34,232	33,930	33,913	0	0	0	0	0	0	0	0
Neuburgh Advisers, LLC	2,221.89	0.01%	0.00%	475,167,000	0	34,352	0	0	0	0	0	0	0	0	0	0	0	0
Nippon Life Global Investors Americas, Inc.	1,085.35	0.01%	0.00%	475,167,000	0	33,820	33,830	34,480	34,280	33,630	18,990	18,310	4,990	0	40,365	35,705	35,705	33,845
Menora Mivtachim Mutual Funds, LTD	2,141.21	0.01%	0.00%	475,167,000	0	33,550	16,500	0	0	0	0	0	0	0	0	0	0	0
Roosevelt Investment Group, Inc.	1,127.02	0.01%	0.00%	475,167,000	0	32,664	36,644	24,434	22,281	40,154	0	0	0	0	0	0	0	0
Alyeska Investment Group, L.P.	11,034.08	0.01%	0.00%	475,167,000	0	32,171	46,569	0	0	0	0	0	0	0	0	0	0	0
Buckingham Capital Management Inc.	753.93	0.01%	0.00%	475,167,000	0	31,821	30,520	30,192	28,528	17,628	4,933	0	0	0	0	0	7,000	5,000
Crosslink Capital, Inc.	644.98	0.01%	0.00%	475,167,000	0	31,672	28,355	0	0	31,940	45,830	12,790	0	0	0	0	65,621	68,531
Steadfast Capital Management, L.P.	4,959.66	0.01%	0.00%	475,167,000	0	30,759	87,880	89,970	56,700	0	0	0	0	0	0	0	0	0
Redwood Investments, LLC	1,107.14	0.01%	0.00%	475,167,000	0	30,614	11,188	11,367	0	36,424	30,229	28,092	8,965	0	0	0	0	0
Stevens Capital Management, L.P.	2,449.04	0.01%	0.00%	475,167,000	0	29,381	7,375	0	33,083	42,070	0	6,888	3,350	0	0	85,875	121,822	1,666
Swarthmore Group, Inc.	668.80	0.01%	0.00%	475,167,000	0	28,860	28,250	30,975	42,975	54,625	0	0	0	0	9,800	9,800	89,125	75,300
Skandia Liv	1,895.77	0.01%	0.00%	475,167,000	0	28,826	35,326	41,426	39,396	42,496	39,896	39,896	37,896	40,096	52,696	54,496	53,196	0
Essex Investment Management Company, LLC	607.48	0.01%	0.00%	475,167,000	0	28,397	28,324	28,533	29,385	29,744	30,149	16,771	0	3,700	28,440	28,869	27,504	23,989
First Long Island Investors, LLC	574.38	0.01%	0.00%	475,167,000	0	28,297	28,557	29,810	31,367	30,996	30,956	31,325	31,433	8,900	0	0	7,200	7,200
Advisor Fondförvaltning AB	431.26	0.01%	0.00%	475,167,000	0	28,200	23,200	23,200	23,200	23,200	23,200	13,200	13,200	13,200	13,200	0	0	0

Soros Fund Management, LLC	4,349.61	0.01%	0.00%	475,167,000	0	28,100	39,510	12,537	41,140	106,363	77,877	0	0	0	0	15,000	0	32,500
The Cypress Funds, LLC	404.11	0.01%	0.00%	475,167,000	0	27,500	31,700	31,700	40,000	30,000	0	0	0	0	0	0	0	0
Aviva Investors France S.A.	4,562.03	0.01%	0.00%	475,167,000	0	26,928	23,414	22,225	22,225	22,225	23,429	23,429	26,164	39,164	26,164	19,664	15,900	0
Quoniam Asset Management GmbH	4,657.73	0.01%	0.00%	475,167,000	0	26,845	0	0	0	0	0	0	0	0	0	0	0	0
Manulife Asset Management (Hong Kong), LTD	3,052.15	0.01%	0.00%	475,167,000	0	26,638	26,452	25,734	26,645	26,396	0	0	0	0	0	0	0	0
Stacey Braun Associates, Inc.	1,522.15	0.01%	0.00%	475,167,000	0	26,557	27,030	26,543	26,835	28,633	392	9,847	0	0	0	24,912	34,421	35,275
Tikvah Management, LLC	205.20	0.01%	0.00%	475,167,000	0	26,222	26,222	26,222	26,222	26,222	26,222	26,222	26,222	0	0	0	0	0
Oak Ridge Investments, LLC	3,084.95	0.01%	0.00%	475,167,000	0	26,211	34,881	35,100	36,202	36,437	36,161	36,034	35,987	36,098	7,565	7,786	0	0
Standard Life Wealth, LTD	1,146.04	0.01%	0.00%	475,167,000	0	26,110	26,068	25,274	24,206	0	0	0	0	0	0	0	0	0
CTC, LLC	88.26	0.01%	0.00%	475,167,000	0	26,096	5,416	0	0	40,111	0	3,716	1,787	0	0	0	1,244	0
Ardevora Asset Management, LLP	3,955.02	0.01%	0.00%	475,167,000	0	26,000	27,700	29,400	28,800	21,500	9,800	6,900	0	0	0	0	0	0
Seaward Management Limited Partnership	1,870.87	0.01%	0.00%	475,167,000	0	25,839	23,265	22,428	18,551	839	778	732	760	1,250	1,195	1,195	1,060	0
Schroder Investment Management (Australia), LTD	4,861.97	0.01%	0.00%	475,167,000	0	25,800	25,400	0	0	0	0	0	0	0	0	0	0	0
Union Investment Privatfonds GmbH	41,511.78	0.01%	0.00%	475,167,000	0	25,218	213,415	201,784	193,794	205,051	160,483	170,271	15,250	10,000	9,500	9,500	0	0
Friess Associates, LLC	1,018.68	0.01%	0.00%	475,167,000	0	25,171	24,780	40,420	40,420	32,814	42,082	42,082	0	0	0	0	0	0
Ilmarinen Mutual Pension Insurance Company	10,034.82	0.01%	0.00%	475,167,000	0	25,000	25,000	25,000	25,000	25,000	0	0	0	0	0	0	0	0
Greenbrier Partners Capital Management, LLC	396.97	0.01%	0.00%	475,167,000	0	25,000	20,000	20,000	0	0	0	0	0	0	0	0	0	0
Chilton Capital Management, LLC	955.52	0.01%	0.00%	475,167,000	0	24,649	26,921	29,974	32,510	43,738	57,600	59,818	60,213	16,560	0	0	0	50
Crestwood Capital Management, L.P.	267.78	0.01%	0.00%	475,167,000	0	24,610	28,095	18,941	18,375	0	0	0	0	0	0	0	0	0
Quantitative Investment Management, LLC	3,974.50	0.01%	0.00%	475,167,000	0	24,500	49,400	73,900	43,800	37,000	2,500	0	32,200	0	0	0	0	0
Zacks Investment Management, Inc.	3,483.43	0.01%	0.00%	475,167,000	0	24,186	25,119	13,317	12,382	12,343	6,141	0	0	0	0	11,354	14,791	0
BNP Paribas Investment Partners UK, LTD	6,589.56	0.00%	0.00%	475,167,000	0	17,010	15,919	15,231	15,258	0	0	0	0	0	0	0	0	7,866

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Alan F. Denenberg

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

650 752 2004 tel
650 752 3604 fax
alan.denenberg@davispolk.com

February 27, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Equinix, Inc., a Delaware corporation (the "**Company**" or "**Equinix**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal submitted on December 7, 2016, as revised on December 30, 2016 (the "**Proposal**") by John Chevedden (the "**Proponent**"), for inclusion in the proxy materials that the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "**2017 Proxy Materials**").

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2017 Proxy Materials. As discussed below, the Company notes that the Staff recently determined that substantially identical proposals submitted to several other companies could be excluded pursuant to Rule 14a-8(i)(10) because their boards had already adopted proxy access bylaws that "compare favorably with the guidelines of the proposal" and, therefore, "substantially implemented the proposal." *See Raytheon Company* (Feb. 21, 2017); *Northrop Grumman Corporation* (Feb. 17, 2017); *Eastman Chemical Co*. (Feb. 14, 2017); *General Dynamics Corp.* (Feb. 10, 2017); *NextEra Energy, Inc.* (Feb. 10, 2017); *PPG Industries, Inc.* (Feb. 10, 2017); *Reliance Steel & Aluminum Co.* (Feb. 10, 2017); *The Dun & Bradstreet Corp.* (Feb. 10, 2017) and *United Continental Holdings, Inc.* (Feb. 10, 2017) (collectively, the "**Amend Proxy Access Letters**").

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (Nov. 7, 2008), Question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

The Company intends to file its definitive proxy statement with the Securities and Exchange Commission (the "**Commission**") on or around April 19, 2017. This letter is being sent to the Staff less than 80 calendar days before such date, and therefore, as described below, the Company requests that the Staff waive the 80-day requirement set forth in Rule 14a-8(j)(1) with respect to this letter.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors take the steps necessary to amend the Company's proxy access governing documents to raise the current limit to a new limit of 50 on the number of stockholders and beneficial owners whose ownership of shares can be aggregated for the purposes of meeting the Ownership Requirements and qualifying as an Eligible Stockholder to make proxy access director nominations. The full text of the Proposal and related correspondence is attached as Exhibit A.

The Company believes that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. We respectfully request that the Staff concur in our view.

REASON FOR EXCLUSION OF PROPOSAL

A. Background

On March 29, 2016, the Company disclosed in a Current Report on Form 8-K filed with the Commission that its Board of Directors adopted an amendment to its By-laws on March 28, 2016. Article II, Section 11 was added to the By-laws to permit a shareholder, or a group of up to 20 shareholders, that has owned at least 3% of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials up to the greater of two directors or 20% of the number of the Company's directors then in office, provided that the requirements of the By-laws are satisfied. A copy of the By-laws is attached as Exhibit B.

Because Article II, Section 11 of the By-laws already imposes a reasonable and appropriate limit on the number of shareholders who may aggregate their holdings to reach the 3% minimum ownership requirement (an "**aggregation limit**"), and that limit achieves the essential objective of the Proposal, the Company believes that it may exclude the Proposal on the ground that it has been substantially implemented.

B. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Staff has stated that "substantial" implementation under the rule does not require implementation in full or exactly as presented by the proponent. *See* SEC Release No. 34-40018 (May 21, 1998, n.30). Applying this standard, the Staff has further noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion of a proposal requesting that the company adopt the Valdez Principles where the company had already adopted policies, practices, and procedures regarding the environment). Even if a company's actions do not go as far as those requested by the proposal, they nonetheless may be deemed to "compare favorably" with the requested actions. *See, e.g.*, *Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees where the company had verified the legitimacy of 91% of its domestic workforce); and *Masco Corp.* (Mar.

29, 1999) (permitting exclusion of a proposal seeking adoption of a standard for independence of the company's outside directors where the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence). In other words, a company may address adequately the underlying concerns and essential objectives of a shareholder proposal without implementing precisely the actions contemplated by the proposal.

Further, the Staff has indicated in a number of no-action letters that a 20-person aggregation limit is consistent with the essential objective of proxy access. In *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016), for example, the Staff allowed exclusion of a proposal requesting a 3%/3 year/25% proxy access bylaw, with "an unrestricted" number of shareholders allowed to aggregate, where the company adopted instead a 3%/3 year/25% bylaw with a 20-person aggregation limit. In allowing exclusion, the Staff noted that the company's bylaw achieved the "essential objective" of the proposal. Similarly, the Staff has agreed in numerous instances that, where a shareholder proposal requests that the company adopt a proxy access bylaw allowing a holder of 3% of the outstanding common stock for three years to nominate up to 25% of the board, with no aggregation limit, the company will be deemed to have substantially implemented the proposal if it adopts a 3%/3 year proxy access bylaw limiting nominations to 20% of the board and imposing a 20-shareholder aggregation limit. *See, e.g.*, *Baxter International Inc*. (Feb. 12, 2016); *The Dun and Bradstreet Corp*. (Feb. 12, 2016); *Cardinal Health, Inc*. (July 20, 2016); *Amazon.com Inc.* (Mar. 3, 2016); and *Time Warner Inc.* (Feb. 12, 2016).

The Staff has taken a similar position where a company that has already adopted a proxy access bylaw receives a shareholder proposal to amend the bylaw in limited respects, including for the purpose of eliminating a 20-shareholder aggregation limit. In *NVR, Inc.* (Mar. 25, 2016), for example, a shareholder sought to amend the company's proxy access bylaw in four respects: to reduce the minimum ownership requirement from 5% of the outstanding common stock to 3%; to provide that a shareholder would be deemed to own shares loaned to another person if the shareholder could recall the shares within five business days (as opposed to three business days); to eliminate a 20-shareholder aggregation limit; and to remove a requirement that a nominator represent that it will continue to hold the minimum required shares for at least one year after the annual meeting. The company revised its bylaw to implement the first two requested amendments but did not implement the other two (and therefore did not eliminate the aggregation limit). The Staff nevertheless agreed that the proposal was excludable under Rule 14a-8(i)(10), noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." The Staff reached the same conclusion on substantially similar facts in *Oshkosh Corp.* (Nov. 4, 2016).

C. The Company's By-laws Substantially Implement the Proposal

In each of the foregoing no-action letters relating to proxy access, the company responded to the shareholder' s proposal by amending its bylaws or other relevant documents in some respect. Where the proposal requested that the company adopt a proxy access bylaw, the company adopted a proxy access bylaw, but on terms that differed from the shareholder proposal. Where the proposal requested that the company amend an existing proxy access bylaw, the proposal requested amendment of multiple provisions, and the company implemented certain of the requested changes but not others. Rule 14a-8(i)(10) does not require, however, that a company change its existing policies or practices (or amend its bylaws) to establish that it has substantially implemented a proposal. Instead, the rule allows a company to exclude a proposal if the company has already taken action or adopted policies, practices or procedures to address the underlying concerns and essential objectives of the proposal. *See, e.g.*, *Wal-Mart Stores, Inc*. (Mar. 25, 2015) (permitting exclusion of a proposal requesting the company include in its executive compensation metrics a metric related to employee engagement, where the company already used a metric related to employee engagement for its compensation determinations); and *ConAgra Foods, Inc*. (June 20, 2005) (permitting exclusion of a proposal requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports, when the company already prepared such a report annually).

In both *NVR, Inc.* and *Oshkosh Corp.*, the shareholder proposal sought to reduce a 5% minimum ownership requirement to 3%. We believe that, in each case, the proponent's proposed change to the minimum ownership requirement was deemed to be material to the proxy access bylaw as a whole, and that each company therefore had to adopt that amendment, at a minimum, to be deemed to have substantially implemented the proposal. Those letters do not support a conclusion, however, that a company must amend its bylaws in some respect in order to be deemed to have substantially implemented a proposal requesting a bylaw amendment. Instead, a proposed amendment will be deemed to have been substantially implemented if the company's existing bylaws already achieve the essential objective of the proposal. *See Amend Proxy Access Letters*.

Here, the only requested amendment to the By-laws is an increase in the Company's 20-shareholder aggregation limit. The difference between a 20-shareholder aggregation limit and a 50-shareholder limit is far less significant than the difference between a 5% minimum ownership requirement and a 3% minimum ownership requirement. Given the relative insignificance of the difference between the Company's current aggregation limit and the one proposed by the Proponent, the Company does not need to amend its By-laws as a condition to reliance on Rule 14a-8(i)(10), because the Company's current aggregation limit achieves the essential objectives of the Proposal.

An aggregation limit is designed to minimize the burden on the company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish the group's eligibility, while assuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders who also each own fewer than the minimum required shares. The Company's aggregation limit achieves these dual objectives by assuring that any shareholder may form a group owning more than 3% of the common stock by combining with any of a large number of other shareholders, while avoiding the imposition on the Company and its other shareholders of the cost of processing nominations from a larger, more unwieldy group of shareholders.

There is no particular "science" to determining, for any company, the aggregation limit that will best achieve a balance between making proxy access reasonably available and avoiding a process that imposes an undue burden and expense on the Company to the detriment of other shareholders. Based on a review of proxy access bylaws adopted by public companies to date, approximately 90% of companies have a minimum ownership requirement of 3% of the outstanding common stock and an aggregation limit of 20 shareholders (with other companies having aggregation limits ranging from five to an unlimited number of shareholders). Under a 20-shareholder aggregation limit, as long as at least one shareholder owns at least 3% of the outstanding common stock, any shareholder may utilize proxy access simply by forming a group with that shareholder. In addition, any 20 holders of at least 0.15% of the outstanding common stock may aggregate their holdings to meet the threshold. Between these two extremes, innumerable possibilities exist for a shareholder to form a group with any number of other shareholders, including shareholders who own much less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-shareholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all shareholders, regardless of the size of their individual holdings.

The availability of proxy access to all shareholders under a 20-shareholder aggregation limit is particularly demonstrable in the Company's case. Based on data available to the Company, as of December 31, 2016, two of the Company's institutional shareholders have each owned more than 5% of the Company's outstanding common stock for at least three years. Moreover, the largest 20 institutional shareholders of the Company currently hold approximately 70% of the Company's outstanding common stock, and 14 of these largest institutional shareholders of the Company currently hold, and have collectively held, at a minimum 21% of the Company's stock for at least three years. The concentration of significant shareholdings means that some of those shareholders may utilize proxy access individually, and that a small number of the others may easily form a group among themselves to make a proxy access nomination. More importantly, any shareholder seeking to form a group to nominate a director candidate, regardless of the size of its holdings, could achieve the minimum required ownership in any number of ways by combining with one or a small number of the 20 largest investors. A shareholder group is not limited to these known institutional investors, of course, and a shareholder seeking to nominate a director candidate may approach any other shareholders to meet the 3% threshold. The 20-shareholder aggregation limit therefore does not unduly restrict any shareholder from forming a group to make a proxy access nomination.

To illustrate the ease of forming a nominating group, as of December 31, 2016, the Company had 71,409,015 shares of common stock outstanding. Based on that number, to meet the 3% minimum ownership requirement, a shareholder or group of shareholders would have to own, and to have owned continuously for at least three years, approximately 2,150,000 shares. A group requiring 20 shareholders would therefore hold an average of approximately 107,500 shares per member. Approximately 91 shareholders owned at least 107,500 shares as of December 31, 2016. There are innumerable combinations that would allow the Company's 91 largest shareholders to form 20-shareholder groups (or smaller groups) for the purpose of making a proxy access nomination. And, again, smaller shareholders could combine with up to 19 of these 91 shareholders, in innumerable combinations, to form a nominating group, assuming the holding period requirements have been met.

The Company's 20-shareholder aggregation limit therefore provides abundant opportunities for all holders of less than 3% of the common stock to combine with other shareholders to reach the 3% minimum ownership requirement. To be clear, the Proposal's requested 50 shareholder limit would not more than double the number of shareholders who might be able to utilize proxy access. Instead, it would simply reduce by more than half the average number of shares each member of a group would need to own if the maximum number of shareholders were needed to form an eligible group. In other words, any increase in the aggregation limit merely increases the inestimable number of shareholder combinations that could yield a group owning more than 3% of the common stock. It is impossible to know whether those additional combinations would enhance, much less materially enhance, the availability of proxy access to the Company's shareholders. There is no reason to believe, however, that a solicitation of the type that would be required to form a group of shareholders of the maximum permissible size would be more likely to attract support from 50 holders of 0.06% of the common stock than 20 holders of 0.15% of the common stock.

The Company's 20-shareholder aggregation limit also achieves the objective of limiting the burden and expense to the Company of reviewing and processing eligibility and other information provided by the members of a nominating group. The Proposal would at least double the effort and expense required to process information for a 20-shareholder group, without increasing proportionately the likelihood that a shareholder will be able to form a nominating group.

The Commission noted in its 2010 release adopting a proxy access rule that a 3% ownership threshold is achievable at most large companies (and therefore most likely to occur) by aggregating a small number of investors. *See* Release No. 33-9136 (2010). While the Commission's rule did not impose a limit on the number of shareholders who could form a group to meet the minimum ownership requirement, the Commission took into account the ease of aggregating holdings in reaching a conclusion that the minimum ownership requirement should be set at 3%. In the text of the adopting release, at notes 235-245, the Commission addressed aggregation by noting that:

"...we considered the data in the [Memorandum from the Division of Risk, Strategy, and Financial Innovation regarding the Share Ownership and Holding Period Patterns in 13F data (November 24, 2009), available at http://www.sec.gov/comments/s7-l0-09/s7l009-S76.pdf] to be the most pertinent to our selection of a uniform minimum ownership percentage. We received additional data relating to large companies, however, that offer some additional indication about the number of shareholders potentially available to form a group to meet the 3% ownership threshold. One study indicated that in the top 50 companies by market capitalization as of March 31, 2009, the five largest institutional investors held from 9.1% to 33.5% of the shares, and an average of 18.4% of the shares. That same study found that among a sample of 50 large accelerated filers, the median number of shareholders holding at least 1% of the shares for at least one year was 10.5, with 45 of the 50 companies in the sample having at least seven such shareholders. Another study that was reported to us similarly suggests relatively high concentration of share ownership. According to that analysis of S&P 500 companies, 14 institutional investors could satisfy a 1% threshold at more than 100 companies, eight could meet that threshold at over 200 companies, five could meet it at over 300 companies, and three could meet it at 499 of the 500. Information from specific large issuers likewise suggests the achievability of shareholder groups aggregating 3%." (footnotes omitted).

The concentration of ownership of the common stock of large public companies makes it highly unlikely that increasing the aggregation limit from 20 to 50 at those companies would enhance the ability of shareholders to form nominating groups.

A 20-shareholder aggregation limit has achieved a consensus among companies that have adopted proxy access. The limit is designed to make proxy access available to all shareholders by allowing them to form groups with a broad class of shareholders, without also creating a process that is burdensome, complex, unwieldy and expensive. Of the over 370 public companies that adopted proxy access between January 2015 and February 2017, over 92% adopted an aggregation limit of 20 shareholders or fewer. A 20-shareholder aggregation limit is the threshold adopted in the bylaws of T. Rowe Price Group, Inc., State Street Corporation and BlackRock, Inc., the publicly-traded parent companies of some of the largest institutional shareholders in the United States.

In making its own determination regarding the appropriate terms of the Company's proxy access By-law, the Board of Directors reached a similar conclusion that 20 shareholders is the most appropriate aggregation limit to achieve the dual purposes of an aggregation limit. Before adopting the Company's proxy access By-law, the Board solicited input regarding the By-law from the Company's largest institutional shareholders. In no case did any shareholder object to or suggest a revision of the 20-shareholder aggregation limit. In light of this, the Board concluded that the 20-shareholder aggregation limit balanced appropriately the Company's interests in efficiency and keeping costs low while also providing a workable proxy access bylaw that is accessible by all shareholders.

The Company recognizes that the existence of a consensus regarding the appropriateness of a 20-shareholder aggregation limit does not mean that the Company's proxy access bylaw substantially implements the Proposal. The consensus does, however, support a conclusion that a 20-shareholder aggregation limit affords shareholders ample opportunity to combine with other shareholders to form a nominating group. For this reason, as well as all of the other reasons stated above, the Proposal's 50-shareholder aggregation limit does little to make proxy access more available to or usable by the Company's shareholders.

The Company's proxy access bylaw compares favorably with the Proposal and achieves the essential objective of the Proposal. Accordingly, the Company believes that it has substantially implemented the Proposal and, thus, the Proposal is excludable under Rule 14a-8(i)(10).

REQUEST FOR WAIVER UNDER RULE 14a-8(j)(1)

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a registrant to make its submission later than 80 days before the filing of its definitive proxy statement if the registrant demonstrates good cause for missing the deadline.

As noted above, the Staff has very recently concurred in the exclusion of several shareholder proposals substantially identical to the Proposal on the same grounds as are set forth herein. *See Amend Proxy Access Letters* above. The Amend Proxy Access Letters were first posted to the Commission's website on February 15, 2017, which is less than 80 days before the Company intends to file its definitive proxy statement. The Amend Proxy Access Letters make clear that the Staff concurs with the various companies' views that the proxy access bylaws they have adopted "compare favorably" with the guidelines of the Proponent's proposal.

Based on the timing of the posting of the Amend Proxy Access Letters, the Company believes that it has good cause for its inability to meet the 80-day requirement. The Company acted in good faith and in a timely manner following the posting of the Amend Proxy Access Letters to minimize any delay. Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2017 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (650) 752-2004 or alan.denenberg@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

Alan F. Denenberg

Attachment

cc w/ att: Brandi Galvin Morandi, Equinix, Inc.

John Chevedden

Exhibit A

The Proposal and Related Correspondence

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16 ***FISMA & OMB MEMORANDM M-07-16***

Ms. Brandi Galvin Morandi
Corporate Secretary
Equinix, Inc. (EQIX)
One Lagoon Drive, Fourth Floor
Redwood City, California 94065
PH: 650 598-6000
FX: 650 598-6900

Dear Ms. Morandi,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDM M-07-16***

Sincerely,

John Chevedden — December 7, 2016
Date

cc: Maggie Paige <mpaige@equinix.com>
Maggie Blumenfeld <mblumenfeld@equinix.com>
Kara Perez <kperez@equinix.com>

[EQIX – Rule 14a-8 Proposal, December 7, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

It is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line – *Is* for publication.]

John Chevedden, ***FISMA & OMB MEMORANDM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDM M-07-16***

Worldwide Corporate Headquarters
One Lagoon Drive
4th Floor
Redwood City, CA 94065

+1 650 598 6000 MAIN
+1 650 598 6900 FAX

www.equinix.com

EQUINIX

VIA EMAIL AND OVERNIGHT MAIL

December 15, 2016

Re: Stockholder Proposal

Mr. John Chevedden

FISMA & OMB MEMORANDM M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Equinix, Inc. (the "Company"), which received an email from you dated December 7, 2016 submitting a stockholder proposal relating to a "proxy access" bylaw for inclusion in the 2017 proxy statement of the Company.

The proposal contains certain procedural deficiencies, which the Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, each shareholder proponent must, among other things, have continuously held at least $2,000 in market value of the Company's common stock, or 1%, of the company's securities entitled to vote on the proposal, at the meeting for at least one year by the date you submit the proposal. The Company's stock records do not indicate that you are currently the registered holder on the Company's books and records of any shares of the Company's common stock and you have not provided proof of ownership.

Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time you submitted the proposal (December 7, 2016), you had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least the one year period prior to and including December 7, 2016. Rule 14a 8(b) requires that a proponent of a proposal must prove eligibility as a shareholder of the company by submitting either:

- a written statement from the "record" holder of the securities verifying that at the time the proponent submitted the proposal, the proponent had continuously held the requisite amount of securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one year period as of the date of the statement.

To help shareholders comply with the requirements when submitting proof of ownership to companies, the SEC's Division of Corporation Finance published Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, and Staff Legal Bulletin No. 14G, dated October 16, 2012, a copy of both of which are attached for your reference. SLB 14F and SLB 14G provide that for securities held through the Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If you hold shares through a bank or broker that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank or broker holds the shares. You should be able to find out the name of the DTC participant by asking your broker or bank. If the DTC participant that holds your shares knows your broker or bank's holdings, but does not know your holdings, you may satisfy the proof of ownership requirements by submitting two proof of ownership statements—one from your broker or bank confirming your ownership and the other from the DTC participant confirming the bank or broker's ownership. Please review SLB 14F carefully before submitting proof of ownership to ensure that it is compliant.

In order to meet the eligibility requirements for submitting a shareholder proposal, the SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address or fax number as provided above. A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Kara Perez

Kara Perez
Associate Legal Counsel, Corporate

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our

attention any materially false or misleading statements, under the following time frames:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In The Hain Celestial Group, Inc. (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, Hain Celestial has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow Hain Celestial.

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[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. See Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

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[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. See Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date before the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date after the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

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[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

1. *A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?*

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. *A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?*

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. *If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?*

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers

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[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] See, e.g., Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

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[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

TD Ameritrade

EQIX

Post-it® Fax Note 7671	Date 12-23-16 # of pages ▶
To Kara Perez	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB MEMORANDM M-07-16***
Fax # 650-598-6900	Fax #

12/23/2016

John Chevedden

FISMA & OMB MEMORANDM M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB MEMORANDM M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than the below number of shares in the above referenced account since July 1, 2015.

1. McDonald's Corporation (MCD) 50 shares
2. Equinix, Inc. (EQIX) 40 shares
3. PayPal Holdings, Inc. (PYPL) 180 shares

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jason R Hall

Jason R Hall
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16 ***FISMA & OMB MEMORANDM M-07-16***

Ms. Brandi Galvin Morandi
Corporate Secretary
Equinix, Inc. (EQIX)
One Lagoon Drive, Fourth Floor
Redwood City, California 94065
PH: 650 598-6000
FX: 650 598-6900

REVISION

Dear Ms. Morandi,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDM M-07-16***

Sincerely,

John Chevedden

December 7, 2016
Date

cc: Maggie Paige <mpaige@equinix.com>
Maggie Blumenfeld <mblumenfeld@equinix.com>
Kara Perez <kperez@equinix.com>

[EQIX – Rule 14a-8 Proposal, December 7, 2016]
[December 30, 2016 Revision]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to amend our company proxy access governing documents to raise the current limit to a new limit of 50 on the number of stockholders and beneficial owners whose ownership of shares can be aggregated for the purpose of meeting the Ownership Requirements and qualifying as an Eligible Stockholder to make proxy access director nominations

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process. And even if 20 larger holders decide to participate in shareholder proxy access – they may not be able to agree on director candidates.

It is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line – *Is* for publication.]

John Chevedden, ***FISMA & OMB MEMORANDM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB MEMORANDM M-07-16

Exhibit B

By-Laws

AMENDED AND RESTATED

BYLAWS OF

EQUINIX, INC.

A DELAWARE CORPORATION

TABLE OF CONTENTS

	Page
ARTICLE I OFFICE AND RECORDS	1
Section 1.1 Delaware Office	1
Section 1.2 Other Offices	1
Section 1.3 Books and Records	1
ARTICLE II STOCKHOLDERS	1
Section 2.1 Annual Meeting	1
Section 2.2 Special Meeting	1
Section 2.3 Place of Meeting	2
Section 2.4 Notice of Meeting	2
Section 2.5 Quorum and Adjournment	2
Section 2.6 Proxies	2
Section 2.7 Notice of Stockholder Business and Nominations	3
Section 2.8 Procedure for Election of Directors	4
Section 2.9 Inspectors of Elections; Opening and Closing the Polls	5
Section 2.10 Consent of Stockholders in Lieu of Meeting	5
Section 2.11 Nominations of Directors Included in the Corporation’s Proxy Materials	6
ARTICLE III BOARD OF DIRECTORS	11
Section 3.1 General Powers	11
Section 3.2 Number, Tenure and Qualifications	11
Section 3.3 Regular Meetings	11
Section 3.4 Special Meetings	11
Section 3.5 Notice	11
Section 3.6 Conference Telephone Meetings	11
Section 3.7 Quorum	11
Section 3.8 Vacancies	11

Section 3.9 Committee	11
Section 3.10 Removal	12
ARTICLE IV OFFICERS	12
Section 4.1 Elected Officers	12
Section 4.2 Election and Term of Office	12
Section 4.3 Chairman of the Board	12
Section 4.4 President and Chief Executive Officer	12
Section 4.5 Secretary	12
Section 4.6 Treasurer	12
Section 4.7 Removal	13
Section 4.8 Vacancies	13
ARTICLE V STOCK CERTIFICATES AND TRANSFERS	13
Section 5.1 Stock Certificates and Transfers	13
ARTICLE VI INDEMNIFICATION	13
Section 6.1 Right to Indemnification	13
Section 6.2 Right to Advancement of Expenses	14
Section 6.3 Right of Indemnitee to Bring Suit	14
Section 6.4 Non-Exclusivity of Rights	14
Section 6.5 Insurance	14
Section 6.6 Indemnification of Employees and Agents of the Corporation	14
ARTICLE VII MISCELLANEOUS PROVISIONS	14
Section 7.1 Fiscal Year	14
Section 7.2 Dividends	14
Section 7.3 Seal	14
Section 7.4 Waiver of Notice	15
Section 7.5 Audits	15

Section 7.6 Resignations	15
Section 7.7 Contracts	15
Section 7.8 Proxies	15
Section 7.9 Exclusive Forum	15
ARTICLE VIII AMENDMENTS	15
Section 8.1 Amendments	15

ARTICLE I

OFFICES AND RECORDS

Section 1.1 Delaware Office. The registered office of the Corporation in the State of Delaware shall be located in the City of Wilmington, County of New Castle.

Section 1.2 Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the board of directors of the Corporation (the "Board of Directors") may designate or as the business of the Corporation may from time to time require.

Section 1.3 Books and Records. The books and records of the Corporation may be kept at the Corporation's principal offices or at such other locations outside the State of Delaware as may from time to time be designated by the Board of Directors.

ARTICLE II

STOCKHOLDERS

Section 2.1 Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held at such date, place and/or time as may be fixed by resolution of the Board of Directors.

Section 2.2 Special Meeting.

A. Special meetings of stockholders may be called by the Board of Directors or the chairman of the Board of Directors, the President or the Secretary of the Corporation and may not be called by any other person.

B. A special meeting of stockholders shall be called by the Secretary of the Corporation at the written request or requests (each, a "Special Meeting Request" and, collectively, the "Special Meeting Requests") of holders of record of at least 25% of the voting power of the outstanding capital stock of the Corporation entitled to vote on the matter or matters to be brought before the proposed special meeting (for purposes of this Section 2.2, the "Requisite Percentage"). A Special Meeting Request to the Secretary shall be signed and dated by each stockholder of record (or a duly authorized agent of such stockholder) requesting the special meeting (each, a "Requesting Stockholder"), shall comply with this Section 2.2, and shall include (i) a statement of the specific purpose or purposes of the special meeting, (ii) the information required by Section 2.7(A), (iii) an acknowledgement by the Requesting Stockholders and the beneficial owners, if any, on whose behalf the Special Meeting Request(s) are being made that a disposition of shares of the Corporation's capital stock owned of record or beneficially as of the date on which the Special Meeting Request in respect of such shares is delivered to the Secretary that is made at any time prior to the special meeting shall constitute a revocation of such Special Meeting Request with respect to such disposed shares and (iv) documentary evidence that the Requesting Stockholders own the Requisite Percentage as of the date of such written request to the Secretary; provided, however, that if the Requesting Stockholders are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the Special Meeting Request(s) must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request(s), such documentary evidence must be delivered to the Secretary within 10 business days after the date on which the Special Meeting Request(s) are delivered to the Secretary) that the beneficial owners on whose behalf the Special Meeting Request(s) are made beneficially own the Requisite Percentage as of the date on which such Special Meeting Request(s) are delivered to the Secretary. In addition, the Requesting Stockholders and the beneficial owners, if any, on whose behalf the Special Meeting Request(s) are being made shall promptly provide any other information reasonably requested by the Corporation.

C. A special meeting requested by stockholders shall be held on such date and at such time as may be fixed by the Board of Directors in accordance with these Bylaws; provided, however, that the date of any such special meeting shall not be more than 90 days after a Special Meeting Request that satisfies the requirements of this Section 2.2 is received by the Secretary.

D. Notwithstanding the foregoing provisions of this Section 2.2, a special meeting requested by stockholders shall not be held if (i) the Special Meeting Request does not comply with this Section 2.2, (ii) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law, (iii) the Special Meeting Request is received by the Corporation during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (iv) an annual or special meeting of stockholders that included an identical or substantially similar item of business ("Similar Business") was held not more than 120 days before the Special Meeting Request was received by the Secretary, (v) the Board of Directors has called or calls for an annual or special meeting of stockholders to be held within 90 days after the Special Meeting Request is received by the Secretary and the business to be conducted at such meeting includes the Similar Business or (vi) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law. For purposes of this Section 2.2(D), the nomination, election or removal of directors shall be deemed to be Similar Business with respect to all items of business involving the nomination, election or removal of directors, changing the size of the Board of Directors and filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors. The Board of Directors shall determine in good faith whether the requirements set forth in this Section 2.2(D) have been satisfied.

E. In determining whether a special meeting of stockholders has been requested by the record holders of shares representing in the aggregate at least the Requisite Percentage, multiple Special Meeting Requests delivered to the Secretary will be considered together only if (i) each Special Meeting Request identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the special meeting (in each case as determined in good faith by the Board of Directors) and (ii) such Special Meeting Requests have been dated and delivered to the Secretary within 60 days of the earliest dated Special Meeting Request. A Requesting Stockholder may revoke a Special Meeting Request at any time by written revocation delivered to the Secretary and if, following such revocation, there are outstanding un-revoked requests from Requesting Stockholders holding less than the Requisite Percentage, the Board of Directors may, in its discretion, cancel the special meeting. If none of the Requesting Stockholders appears or sends a duly authorized agent to present the business to be presented for consideration that was specified in the Special Meeting Request, the Corporation need not present such business for a vote at such special meeting.

F. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting pursuant to Section 2.4. Nothing contained herein shall prohibit the Board of Directors from submitting matters to the stockholders at any special meeting requested by stockholders.

Section 2.3 Place of Meeting. The Board of Directors may designate the place of meeting for any meeting of the stockholders. If no designation is made by the Board of Directors, the place of meeting shall be the principal office of the Corporation.

Section 2.4 Notice of Meeting. Except as otherwise required by law, written or printed notice or notice otherwise allowed by the Delaware General Corporation Law, stating the place, day and hour of the meeting and the purposes for which the meeting is called, shall be prepared and delivered by the Corporation not less than ten days nor more than sixty days before the date of the meeting, either personally, or by mail, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his, her or its address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Meetings may be held without notice if all stockholders entitled to vote are present (except as otherwise provided by law), or if notice is waived by those not present. Any previously scheduled meeting of the stockholders may be postponed and (unless the Corporation's certificate of incorporation (as in effect from time to time, including any certificates of designation, the "Certificate of Incorporation") otherwise provides) any special meeting of the stockholders may be cancelled, by resolution of the Board of Directors upon public notice given prior to the time previously scheduled for such meeting of stockholders.

Section 2.5 Quorum and Adjournment. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the voting power of the outstanding shares of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series voting separately as a class or series, the holders of a majority of the voting power of the shares of such class or series shall constitute a quorum for the transaction of such business. The chairman of the meeting or a majority of the shares of Voting Stock so represented may adjourn the meeting from time to time, whether or not there is such a quorum (or, in the case of specified business to be voted on by a class or series, the chairman or a majority of the shares of such class or series so represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given except as required by law. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 2.6 Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or as may be permitted by law, or by his, her or its duly authorized attorney-in-fact. Such proxy must be filed with the Secretary or his representative at or before the time of the meeting.

Section 2.7 Notice of Stockholder Business and Nominations.

A. *Annual Meetings of Stockholders*. Nominations of persons for election to the Board of Directors of the Corporation or the proposal of other business to be transacted by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to the Corporation's notice of meeting (or any supplement thereto), (ii) by or at the direction of the Board of Directors or any committee thereof, (iii) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 2.7(A), who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.7(A) or (iv) pursuant to Section 2.11. For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder, pursuant to clause (iii) of this Section 2.7(A), the stockholder must have given timely notice thereof in writing to the Secretary and any such proposed business (other than the nominations of persons for election to the Board of Directors) must constitute a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to or mailed and received by, the Secretary at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders; *provided, however*, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then to be timely such notice must be received by the Corporation no earlier than 120 days prior to such annual meeting and no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. A stockholder's notice to the Secretary shall set forth (x) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (y) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Amended and Restated Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and (z) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:

(1) the name and address, as they appear on the Corporation's books, of such stockholder and any such beneficial owner;

(2) the class or series and number of shares of capital stock of the Corporation which are held of record or are beneficially owned by such stockholder and by any such beneficial owner;

(3) a description of any agreement, arrangement or understanding between or among such stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons in connection with the proposal of such nomination or other business;

(4) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or any such beneficial owner with respect to the Corporation's securities;

(5) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting; and

(6) a representation as to whether such stockholder or any such beneficial owner intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation's outstanding capital stock required to approve or adopt the proposal or to elect each such nominee and/or (ii) otherwise to solicit proxies from stockholders in support of such proposal or nomination.

B. *Special Meetings of Stockholders*. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting pursuant to Section 2.4. Nominations of persons for election to the Board of Directors of the Corporation at a special meeting of stockholders may be made by stockholders only (i) in accordance with Section 2.2 or (ii) if the election of directors is included as business to be brought before a special meeting in the Corporation's notice of meeting by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 2.7(B) and at the time of the special meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.7(B). The proposal by stockholders of other business to be conducted at a special meeting of stockholders may be made only in accordance with Section 2.2. For nominations to be properly brought by a stockholder before a special meeting of stockholders pursuant to this Section 2.7(B), the stockholder must have given timely notice thereof in writing to the Secretary. To be timely, a stockholder's notice shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (x) not earlier than 120 days prior to the date of the special meeting nor (y) later than the later of 90 days prior to the date of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting was first made by the Corporation. A stockholder's notice to the Secretary shall comply with the notice requirements of Section 2.7(A).

C. *General*. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Secretary the information that is required to be set forth in a stockholder's notice of nomination that pertains to the nominee. No person shall be eligible to be nominated by a stockholder to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.7 or Section 2.11 and in Section 2.2 (in the case of a special meeting) or Section 2.10 (in the case of a written consent). No business proposed by a stockholder shall be conducted except in accordance with the procedures set forth in this Section 2.7 and in Section 2.2 (in the case of a special meeting) or Section 2.10 (in the case of a written consent). The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these Amended and Restated Bylaws or that business was not properly brought before the meeting, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded or such business shall not be transacted, as the case may be. Notwithstanding the foregoing provisions of this Section 2.7, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.7 and Section 2.11, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Without limiting the foregoing provisions of this Section 2.7, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, and the rules and regulations thereunder with respect to the matters set forth in this Section 2.7; provided however, that any references in these Amended and Restated Bylaws to the Securities Exchange Act of 1934 or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.7, and compliance with clause (iii) of Section 2.7(A), Section 2.7(B) or Section 2.11 shall be the exclusive means for a stockholder to make nominations or submit other business (other than as provided in the last sentence of this Section 2.7(C). Notwithstanding anything to the contrary, the notice requirements set forth herein with respect to the proposal of any business pursuant to this Section 2.7 other than a nomination of persons for election to the Board of Directors shall be deemed satisfied by a stockholder if such stockholder has submitted a proposal to the Corporation in compliance with Rule 14a-8 promulgated under the Securities and Exchange Act of 1934, as amended from time to time, and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for the meeting of stockholders.

D. For purposes of this Section 2.7 and Section 2.11, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Section 2.8 Procedure for Election of Directors. Election of directors at all meetings of the stockholders at which directors are to be elected shall be by written ballot or other means allowed by the Delaware General Corporation Law, and, except as otherwise set forth in the Certificate of Incorporation with respect to the right of the holders of any series of preferred stock of the Corporation (the "Preferred Stock") or any other series or class of stock to elect additional directors under specified circumstances, a nominee for director shall be elected to the Board of Directors if the nominee receives a majority of the votes cast with respect to that nominee's election at any meeting for the election of directors at which a quorum is present; provided, however, that if the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the votes cast on the election of directors. If an incumbent director nominee fails to receive a majority of the votes in an election that is not a Contested Election, the director shall immediately tender his or her resignation to the Board of Directors. The Governance Committee of the Board of Directors, or such other committee designated by the Board of Directors, shall make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board of Directors shall act on the resignation, taking into account the committee's recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation within 90 days following certification of the election results. If the Board of Directors accepts a director's resignation pursuant to this Section, or if a nominee for director is not elected and the nominee is not an incumbent director, the remaining members of the Board of Directors may fill the resulting vacancy or may decrease the size of the Board of Directors. Except as otherwise provided by law, the Certificate of Incorporation or these Amended and Restated Bylaws, all matters other than the election of directors submitted to the stockholders at any meeting shall be decided by the affirmative vote of a majority of the voting power of the outstanding Voting Stock present in person or represented by proxy at the meeting and entitled to vote thereon.

Section 2.9 Inspectors of Elections; Opening and Closing the Polls.

A. The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act, or if all inspectors or alternates who have been appointed are unable to act, at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by the Delaware General Corporation Law.

B. In the event of the delivery, in the manner provided by Section 2.10 and applicable law, to the Corporation of written consent or written consents to take corporate action and/or any related revocation or revocations, the Corporation shall appoint one or more inspectors for the purpose of performing promptly a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent and without a meeting shall be effective until such inspectors have completed their review, determined that the requisite number of valid and unrevoked consents delivered to the Corporation in accordance with Section 2.10 and applicable law have been obtained to authorize or take the action specified in the consents, and certified such determination for entry in the records of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders. Nothing contained herein shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

C. The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

Section 2.10 Consent of Stockholders in Lieu of Meeting.

A. Except as provided in the Certificate of Incorporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation or may be effected by a consent in writing by stockholders as provided by, and subject to the limitations in, the Certificate of Incorporation and this Section 2.10.

B. A request by a stockholder for a record date in accordance with Article VIII of the Certificate of Incorporation must be delivered by the holders of record of at least twenty-five percent (25%) (for purposes of this Section 2.10, the “Requisite Percentage”) of the voting power of the outstanding capital stock of the Corporation entitled to express consent on the relevant action, must describe the action that the stockholder proposes to take by consent (the “Action”) and must contain (i) the text of the proposal (including the text of any resolutions to be effected by consent), (ii) the information required by Section 2.7(A) of these Amended and Restated Bylaws, to the extent applicable, as though the stockholders making the request were making a Special Meeting Request in furtherance of the Action, (iii) an acknowledgment by the stockholders making the request and the beneficial owners, if any, on whose behalf the request is being made that a disposition of shares of the Corporation’s capital stock, owned of record or beneficially as of the date on which the request in respect of such shares is delivered to the Secretary, that is made at any time prior to the delivery of the first written consent with respect to the Action shall constitute a revocation of such request with respect to such disposed shares, (iv) a statement that the stockholder intends to solicit consents in accordance with Regulation 14A of the Exchange Act, without reliance on the exemption contained in Rule 14a-2(b)(2) of the Exchange Act, and (v) documentary evidence that the stockholders making the request own the Requisite Percentage as of the date that the request is delivered to the Secretary; provided, however, that if the stockholders making the request are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the request must also include documentary evidence (or, if not simultaneously provided with the request, such documentary evidence must be delivered to the Secretary within ten (10) business days after the date on which the request is delivered to the Secretary) that the beneficial owners on whose behalf the request is made beneficially own the Requisite Percentage as of the date on which such request is delivered to the Secretary. In addition, the requesting stockholders and the beneficial owners, if any, on whose behalf the request is being made shall promptly provide any other information reasonably requested by the Corporation.

C. In determining whether a record date has been requested by stockholders of record representing in the aggregate at least the Requisite Percentage, multiple requests delivered to the Secretary will be considered together only if (i) each identifies substantially the same proposed action and includes substantially the same text of the proposal (in each case as determined in good faith by the Board of Directors), and (ii) such requests have been dated and delivered to the Secretary within sixty (60) days of the earliest dated request. Any stockholder may revoke a request with respect to his or her shares at any time by written revocation delivered to the Secretary.

Section 2.11 Nominations of Directors Included in the Corporation's Proxy Materials.

A. Subject to the provisions of this Section 2.11, if expressly requested in the relevant Nomination Notice (as defined below), the Corporation shall include in its proxy statement for any annual meeting of stockholders (but not at any special meeting of stockholders): (i) the name of any person nominated for election (the "Stockholder Nominee"), which shall also be included on the Corporation's proxy card and ballot, by any Eligible Stockholder (as defined below) or group of up to 20 Eligible Stockholders that, as determined by the Board of Directors or its designee acting in good faith, has (individually and collectively, in the case of a group) satisfied all applicable conditions and complied with all applicable procedures set forth in this Section 2.11 (such Eligible Stockholder or group of Eligible Stockholders being a "Nominating Stockholder"); (ii) disclosure about the Stockholder Nominee and the Nominating Stockholder required under the rules of the Securities and Exchange Commission or other applicable law to be included in the proxy statement; (iii) any statement included by the Nominating Stockholder in the Nomination Notice for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board of Directors (subject, without limitation, to Section 2.11(K)), provided that such statement does not exceed 500 words; and (iv) any other information that the Corporation or the Board of Directors determines, in their discretion, to include in the proxy statement relating to the nomination of the Stockholder Nominee, including, without limitation, any statement in opposition to the nomination and any of the information provided pursuant to this Section 2.11.

B. The Corporation shall not be required to include in the proxy statement for an annual meeting of stockholders more Stockholder Nominees than that number of directors constituting 20% of the total number of directors of the Corporation on the last day on which a Nomination Notice may be submitted pursuant to this Section 2.11 (rounded down to the nearest whole number), but, in any event, not fewer than two (the "Maximum Number"). The Maximum Number for a particular annual meeting shall be reduced by: (i) Stockholder Nominees whose nominations are subsequently withdrawn; (ii) Stockholder Nominees who the Board of Directors itself decides to nominate for election at such annual meeting and (iii) the number of incumbent directors who had been Stockholder Nominees at any of the preceding two annual meetings of stockholders and whose reelection at the upcoming annual meeting of stockholders is being recommended by the Board of Directors. In the event that one or more vacancies for any reason occurs on the Board of Directors after the deadline set forth in Section 2.11(I) but before the date of the annual meeting of stockholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Maximum Number shall be calculated based on the number of directors in office as so reduced.

C. If the number of Stockholder Nominees pursuant to this Section 2.11 for any annual meeting of stockholders exceeds the Maximum Number then, promptly upon notice from the Corporation, each Nominating Stockholder will select one Stockholder Nominee for inclusion in the proxy statement until the Maximum Number is reached, going in order of the amount (largest to smallest) of the total voting power of all outstanding shares of the Corporation's voting stock that each Nominating Stockholder disclosed as owned in its Nomination Notice, with the process repeated if the Maximum Number is not reached after each Nominating Stockholder has selected one Stockholder Nominee. If, after the deadline for submitting a Nomination Notice as set forth in Section 2.11(I), a Nominating Stockholder becomes ineligible or withdraws its nomination or a Stockholder Nominee becomes ineligible or unwilling to serve on the Board of Directors, whether before or after the mailing of the definitive proxy statement, then the Corporation: (i) shall not be required to include in its proxy statement or on any ballot or proxy card the Stockholder Nominee or any successor or replacement nominee proposed by the Nominating Stockholder or by any other Nominating Stockholder and (ii) may otherwise communicate to its stockholders, including without limitation by amending or supplementing its proxy statement or ballot or proxy card, that the Stockholder Nominee will not be included as a Stockholder Nominee in the proxy statement or on any ballot or proxy card and will not be voted on at the annual meeting of stockholders.

D. An "Eligible Stockholder" is a person who has either (i) been a record holder of the shares of voting stock of the Corporation used to satisfy the eligibility requirements in these Sections 2.11(D)-(H) continuously for the three-year period specified in Section 2.11(E) below or (ii) provides to the Secretary of the Corporation, within the time period referred to in Section 2.11(I), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that the Board of Directors or its designee, acting in good faith, determines acceptable.

E. An Eligible Stockholder or group of up to 20 Eligible Stockholders may submit a nomination in accordance with this Section 2.11 only if the person or group (in the aggregate) has continuously owned at least the Minimum Number (as defined below) (as adjusted for any stock splits, reverse stock splits, stock dividends or similar events) of all outstanding shares of the Corporation's voting stock throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to own at least the Minimum Number of shares through the date of the annual meeting of stockholders. The following shall be treated as one Eligible Stockholder if such Eligible Stockholder shall provide together with the Nomination Notice documentation satisfactory to the Board of Directors or its designee, acting in good faith, that demonstrates compliance with the following criteria: (i) funds under common management and investment control; (ii) funds under common management and funded primarily by the same employer; or (iii) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended). For the avoidance of doubt, in the event of a nomination by a Nominating Stockholder that includes more than one Eligible Stockholder, any and all requirements and obligations for a given Eligible Stockholder or, except as the context otherwise makes clear, the Nominating Stockholder that are set forth in this Section 2.11, including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the aggregate ownership of the group of Eligible Stockholders constituting the Nominating Stockholder. Should any Eligible Stockholder withdraw from a group of Eligible Stockholders constituting a Nominating Stockholder at any time prior to the annual meeting of stockholders, the Nominating Stockholder shall be deemed to own only the shares held by the remaining Eligible Stockholders. As used in this Section 2.11, any reference to a "group" or "group of Eligible Stockholders" refers to any Nominating Stockholder that consists of more than one Eligible Stockholder and to all the Eligible Stockholders that make up such Nominating Stockholder.

F. The "Minimum Number" of shares of the Corporation's voting stock means 3% of the total voting power of all outstanding shares of voting stock of the Corporation as of the most recent date for which such amount is given in any filing by the Corporation with the Securities and Exchange Commission prior to the submission of the Nomination Notice.

G. For purposes of this Section 2.11, an Eligible Stockholder "owns" only those outstanding shares of the Corporation's voting stock as to which such Eligible Stockholder possesses both: (i) the full voting and investment rights pertaining to such shares and (ii) the full economic interest in (including the opportunity for profit from and the risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (1) sold by such Eligible Stockholder or any of its affiliates in any transaction that has not been settled or closed, (2) borrowed by such Eligible Stockholder or any of its affiliates for any purpose or purchased by such Eligible Stockholder or any of its affiliates pursuant to an agreement to resell, or (3) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding capital stock of Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of: (x) reducing in any manner, to any extent or at any time in the future, such Eligible Stockholder's or any of its affiliates' full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting, or altering to any degree any gain or loss arising from the full economic ownership of such shares by such Eligible Stockholder or any of its affiliates. An Eligible Stockholder "owns" shares held in the name of a nominee or other intermediary so long as the Eligible Stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Stockholder's ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Stockholder. An Eligible Stockholder's ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has loaned such shares provided that the Eligible Stockholder has the power to recall such loaned shares on not more than five business days' notice. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the Corporation are "owned" for these purposes shall be determined by the Board of Directors or its designee acting in good faith. For purposes of this Section 2.11(G), the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the General Rules and Regulations under the Exchange Act.

H. No Eligible Stockholder shall be permitted to be in more than one group constituting a Nominating Stockholder, and if any Eligible Stockholder appears as a member of more than one group, such Eligible Stockholder shall be deemed to be a member of only the group that has the largest ownership position as reflected in the Nomination Notice.

I. To nominate a Stockholder Nominee pursuant to this Section 2.11, the Nominating Stockholder must submit to the Secretary of the Corporation all of the following information and documents in a form that the Board of Directors or its designee, acting in good faith, determines acceptable (collectively, the "Nomination Notice"), not less than 120 days nor more than 150 days prior to the anniversary of the date that the Corporation mailed its proxy statement for the prior year's annual meeting of stockholders; provided, however, that if (and only if) the annual meeting of stockholders is not scheduled to be held within a period that commences 30 days before the first anniversary date of the preceding year's annual meeting of stockholders and ends 30 days after the first anniversary date of the preceding year's annual meeting of stockholders (an annual meeting date outside such period being referred to herein as an

“Other Meeting Date”), the Nomination Notice shall be given in the manner provided herein by the later of the close of business on the date that is 180 days prior to such Other Meeting Date or the tenth day following the date such Other Meeting Date is first publicly announced or disclosed (in no event shall the adjournment or postponement of an annual meeting, or the announcement thereof, commence a new time period (or extend any time period) for the giving of the Nomination Notice):

(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven (7) calendar days prior to the date of the Nomination Notice, the Nominating Stockholder owns, and has continuously owned for the preceding three (3) years, the Minimum Number of shares, and the Nominating Stockholder’s agreement to provide, within five (5) business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Nominating Stockholder’s continuous ownership of the Minimum Number of shares through the record date;

(ii) an agreement to provide immediate notice if the Nominating Stockholder ceases to own the Minimum Number of shares at any time prior to the date of the annual meeting;

(iii) a copy of the Schedule 14N (or any successor form) relating to the Stockholder Nominee, completed and filed with the Securities and Exchange Commission by the Nominating Stockholder as applicable, in accordance with Securities and Exchange Commission rules;

(iv) the written consent of each Stockholder Nominee to being named in the Corporation’s proxy statement, proxy card and ballot as a nominee and to serving as a director if elected;

(v) a written notice of the nomination of such Stockholder Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including, for the avoidance of doubt, each group member in the case of a Nominating Stockholder consisting of a group of Eligible Stockholders): (1) the information that would be required to be set forth in a stockholder’s notice of nomination pursuant to Section 2.07; (2) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N; (3) a representation and warranty that the Nominating Stockholder did not acquire, and is not holding, securities of the Corporation for the purpose or with the effect of influencing or changing control of the Corporation; (4) a representation and warranty that the Nominating Stockholder has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than such Nominating Stockholder’s Stockholder Nominee(s); (5) a representation and warranty that the Nominating Stockholder has not engaged in and will not engage in a “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act (without reference to the exception in Section 14a-(l)(2)(iv)) with respect to the annual meeting, other than with respect to such Nominating Stockholder’s Stockholder Nominee(s) or any nominee of the Board of Directors); (6) a representation and warranty that the Nominating Stockholder will not use any proxy card other than the Corporation’s proxy card in soliciting stockholders in connection with the election of a Stockholder Nominee at the annual meeting; (7) a representation and warranty that the Stockholder Nominee’s candidacy or, if elected, board membership would not violate applicable state or federal law or the Stock Exchange Rules; (8) a representation and warranty that the Stockholder Nominee: (a) does not have any direct or indirect relationship with the Corporation that will cause the Stockholder Nominee to be deemed not independent pursuant to the Corporation’s Corporate Governance Guidelines and otherwise qualifies as independent under the Corporation’s Corporate Governance Guidelines, the Securities and Exchange Commission rules and the Stock Exchange Rules; (b) meets the audit committee and compensation committee independence requirements under the Stock Exchange Rules; (c) is a “non-employee director” for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule); (d) is an “outside director” for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision); (e) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of the Stockholder Nominee; and (f) meets the director qualifications set forth in the Corporation’s Corporate Governance Guidelines; (9) a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth in Sections 2.11(D)-(H); (10) a representation and warranty that the Nominating Stockholder will continue to satisfy the eligibility requirements described in Sections 2.11(D)-(H) through the date of the annual meeting; (11) a representation as to the Nominating Stockholder’s intentions with respect to continuing to hold the Minimum Number of shares for at least one year following the annual meeting; (12) details of any position of the Stockholder Nominee as an officer or director of any competitor (that is, any entity that produces products or provides services that compete with or are alternatives to the principal products produced or services provided by the Corporation or its affiliates) of the Corporation, within the three years preceding the submission of the Nomination Notice; (13) if desired, a statement for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board of Directors, provided that such statement shall not exceed 500 words and shall fully comply with Section 14 of the Exchange Act and the rules and regulations thereunder; and (14) in the case of a nomination by a Nominating Stockholder comprised of a group, the designation by all Eligible Stockholders in such group of one Eligible Stockholder that is authorized to act on behalf of the Nominating Stockholder with respect to matters relating to the nomination, including withdrawal of the nomination;

(vi) an executed agreement pursuant to which the Nominating Stockholder (including in the case of a group, each Eligible Stockholder in that group) agrees: (1) to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election; (2) to file any written solicitation or other communication with the Corporation's stockholders relating to one or more of the Corporation's directors or director nominees or any Stockholder Nominee with the Securities and Exchange Commission, regardless of whether any such filing is required under any rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation; (3) to assume all liability stemming from an action, suit or proceeding concerning any legal or regulatory violation arising out of any communication by the Nominating Stockholder or the Stockholder Nominee nominated by such Nominating Stockholder with the Corporation, its stockholders or any other person in connection with the nomination or election of directors, including, without limitation, the Nomination Notice; (4) to indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys' fees) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of or relating to a failure of the Nominating Stockholder or Stockholder Nominee to comply with, or any breach or alleged breach of, its, or his or her, as applicable, obligations, agreements or representations under this Section 2.11; (5) in the event that any information included in the Nomination Notice, or any other communication by the Nominating Stockholder (including with respect to any Eligible Stockholder included in a group) with the Corporation, its stockholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or due to a subsequent development omits a material fact necessary to make the statements made not misleading), to promptly (and in any event within 48 hours of discovering such misstatement or omission) notify the Corporation and any other recipient of such communication of the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission; and (6) in the event that the Nominating Stockholder (including any Eligible Stockholder included in a group) has failed to continue to satisfy the eligibility requirements described in Sections 2.11(D)-(H), to promptly notify the Corporation; and

(vii) an executed agreement by the Stockholder Nominee: (1) to provide to the Corporation such other information, including completion of the Corporation's director nominee questionnaire, as the Board of Directors or its designee, acting in good faith, may request; (2) that the Stockholder Nominee has read and agrees, if elected, to serve as a member of the Board of Directors, to adhere to the Corporation's Corporate Governance Guidelines, Code of Business Conduct and any other Corporation policies and guidelines applicable to directors; and (3) that the Stockholder Nominee is not and will not become a party to (a) any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity in connection with such person's nomination, candidacy, service or action as director of the Corporation that has not been fully disclosed to the Corporation prior to or concurrently with the Nominating Stockholder's submission of the Nomination Notice, (b) any agreement, arrangement or understanding with any person or entity as to how the Stockholder Nominee would vote or act on any issue or question as a director (a "Voting Commitment") that has not been fully disclosed to the Corporation prior to or concurrently with the Nominating Stockholder's submission of the Nomination Notice or (c) any Voting Commitment that could limit or interfere with the Nominee's ability to comply, if elected as a director of the Corporation, with his or her fiduciary duties under applicable law.

The information and documents required by this Section 2.11(I) shall be (1) provided with respect to and executed by each Eligible Stockholder in the group in the case of a Nominating Stockholder comprised of a group of Eligible Stockholders; and (2) provided with respect to the persons specified in Instructions 1 and 2 to Items 6(c) and (d) of Schedule 14N (or any successor item)

(a) in the case of a Nominating Stockholder that is an entity and (b) in the case of a Nominating Stockholder that is a group that includes one or more Eligible Stockholders that are entities. The Nomination Notice shall be deemed submitted on the date on which all of the information and documents referred to in this Section 2.11(I) (other than such information and documents contemplated to be provided after the date the Nomination Notice is provided) have been delivered to or, if sent by mail, received by the Secretary of the Corporation.

J. Notwithstanding anything to the contrary contained in this Section 2.11, the Corporation may omit from its proxy statement any Stockholder Nominee and any information concerning such Stockholder Nominee (including a Nominating Stockholder's statement in support) and no vote on such Stockholder Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Stockholder may not, after the last day on which a Nomination Notice would be timely, cure in any way any defect preventing the nomination of the Stockholder Nominee, if: (i) the Corporation receives a notice that a stockholder intends to nominate a candidate for director at the annual meeting pursuant to the advance notice requirements set forth in Section 2.7 without such stockholder's notice expressly electing to have such director candidate(s) included in the Corporation's proxy statement pursuant to this Section 2.11; (ii) the Nominating Stockholder (or, in the case of a Nominating Stockholder consisting of a group of Eligible Stockholders, the Eligible Stockholder that is authorized to act on behalf of the Nominating Stockholder), or any qualified representative thereof, does not appear at the annual meeting to present the nomination submitted pursuant to this Section 2.11 or the Nominating Stockholder withdraws its nomination; (iii) the Board of Directors or its designee, acting in good faith, determines that such Stockholder Nominee's nomination or election to the Board of Directors would result in the Corporation violating or failing to be in compliance with these Bylaws or the Certificate of Incorporation or any applicable law, rule or regulation to which the Corporation is subject, including the Stock Exchange Rules; (iv) the Stockholder Nominee was nominated for election to the Board of Directors pursuant to this Section 2.11 at one of the Corporation's two preceding annual meetings of stockholders and either withdrew from or became ineligible or unavailable for election at such annual meeting or received a vote of less than 25% of the total voting power of all outstanding shares of voting stock entitled to vote for such Stockholder Nominee; (v) the Stockholder Nominee has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended; or (vi) the Corporation is notified, or the Board of Directors or its designee acting in good faith determines, that a Nominating Stockholder has failed to continue to satisfy the eligibility requirements described in Sections 2.11(D)-(H), any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statement made not misleading), the Stockholder Nominee becomes unwilling or unable to serve on the Board of Directors or any material violation or breach occurs of any of the obligations, agreements, representations or warranties of the Nominating Stockholder or the Stockholder Nominee under this Section 2.11.

K. Notwithstanding anything to the contrary contained in this Section 2.11, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the statement in support of the Stockholder Nominee included in the Nomination Notice, if the Board of Directors or its designee in good faith determines that: (i) such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading;(ii) the inclusion of such information in the proxy statement would otherwise violate the Securities and Exchange Commission proxy rules or any other applicable law, rule or regulation or would be excludable by the Corporation under the rules and regulations of the Securities Exchange Commission if submitted as part of a shareholder proposal for inclusion in a proxy statement or (iii) the inclusion of such information in the proxy statement would impose a material risk of liability upon the Corporation.

The Corporation may solicit against, and include in the proxy statement its own statement relating to, any Stockholder Nominee.

ARTICLE III

BOARD OF DIRECTORS

Section 3.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by the Certificate of Incorporation or by these Amended and Restated Bylaws, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 3.2 Number, Tenure and Qualifications. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board. For purposes of these Amended and Restated Bylaws, the term "Whole Board" shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

Section 3.3 Regular Meetings. A regular meeting of the Board of Directors shall be held without notice other than this Bylaw immediately after, and at the same place as, each annual meeting of stockholders. The Board of Directors may, by resolution, provide the time and place for the holding of additional regular meetings without notice other than such resolution.

Section 3.4 Special Meetings. Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board, the Chief Executive Officer, the President or a majority of the Board of Directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

Section 3.5 Notice. Notice of any special meeting shall be given to each director at his business or residence in writing or by telegram, facsimile transmission or telephone communication. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five days before such meeting. If by telegram, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four hours before such meeting. If by facsimile transmission, such notice shall be transmitted at least twenty-four hours before such meeting. If by telephone, the notice shall be given at least twelve hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Amended and Restated Bylaws as provided under Section 8.1. A meeting may be held at any time without notice if all the directors are present (except as otherwise provided by law) or if those not present waive notice of the meeting in writing, either before or after such meeting.

Section 3.6 Conference Telephone Meetings. Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

Section 3.7 Quorum. A whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 Vacancies. Subject to the rights of holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise provided by law or by resolution of the Board of Directors, be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Section 3.9 Committees.

A. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

B. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to these Amended and Restated Bylaws.

Section 3.10 Removal. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any directors, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE IV

OFFICERS

Section 4.1 Elected Officers. The elected officers of the Corporation shall be a Secretary and a Treasurer, and may be a Chairman of the Board, a President and a Chief Executive Officer, and such other officers as the Board of Directors from time to time may deem proper. The Chairman of the Board, if any, shall be chosen from the directors. All officers shall be chosen by the Board of Directors and shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of Articles II, III, IV and V. Such officers shall also have powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof.

Section 4.2 Election and Term of Office. The elected officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Subject to Section 4.7 of these Amended and Restated Bylaws, each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his or her death or until he or she shall resign.

Section 4.3 Chairman of the Board. The Chairman of the Board, if any, shall preside at all meetings of the Board. In the absence of the Chairman of the Board at any meeting, a majority of the directors present at such meeting shall have the power to select any director at the meeting to preside.

Section 4.4 President and Chief Executive Officer. The Chief Executive Officer, or if there is no Chief Executive Officer, the President, shall be the general manager of the Corporation, subject to the control of the Board of Directors, and as such shall preside at all meetings of stockholders, shall have general supervision of the affairs of the Corporation, shall sign or countersign or authorize another officer to sign all certificates, contracts, and other instruments of the Corporation as authorized by the Board of Directors, shall make reports to the Board of Directors and stockholders, and shall perform all such other duties as are incident to such office or are properly required by the Board of Directors. If the Board of Directors creates the office of the President as a separate office from the Chief Executive Officer, the President shall have such duties as are determined by, and shall be subject to the general supervision, direction, and control of, the Chief Executive Officer unless the Board of Directors provides otherwise.

Section 4.5 Secretary. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and directors and all other notices required by law or by these Amended and Restated Bylaws, and in case of his absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chairman of the Board, the Chief Executive Officer or the President, or by the Board of Directors, upon whose request the meeting is called as provided in these Amended and Restated Bylaws. He or she shall record all the proceedings of the meetings of the Board of Directors, any committees thereof and the stockholders of the Corporation in a book to be kept for that purpose, and shall perform such other duties as may be assigned to him or her by the Board of Directors (to the extent consistent with the Chairman's duty and authority to preside at all meetings of the Board of Directors), the Chief Executive Officer or the President. He or she shall have custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, and attest to the same.

Section 4.6 Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate receipts and disbursements in books belonging to the Corporation. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositaries as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, the Chief Executive Officer or the President, taking proper vouchers for such disbursements. The Treasurer shall render to the Chairman of the Board, the President, the Chief

Executive Officer and the Board of Directors, whenever requested, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond for the faithful discharge of his or her duties in such amount and with such surety as the Board of Directors shall prescribe.

Section 4.7 Removal. Any officer elected by the Board of Directors may be removed by the Board of Directors whenever, in their judgment, the best interests of the Corporation would be served thereby. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of his successor, his death, his resignation or his removal, whichever event shall first occur, except as otherwise provided in an employment contract or an employee plan.

Section 4.8 Vacancies. A newly created office and a vacancy in any office because of death, resignation, or removal may be filled by the Board of Directors for the unexpired portion of the term.

ARTICLE V

STOCK CERTIFICATES; UNCERTIFICATED SHARES AND TRANSFERS

Section 5.1 Stock Certificates and Transfers.

A. The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time prescribe, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. The shares of the stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by his, her or its attorney, upon surrender for cancellation of certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, and with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require.

B. The certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

ARTICLE VI

INDEMNIFICATION

Section 6.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that, except as provided in Section 6.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

Section 6.2 Right to Advancement of Expenses. The right to indemnification conferred in Section 6.1 shall include, to the extent permitted by law, the right to be paid by the Corporation the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Section 6.3 Right of Indemnitee to Bring Suit. The rights to indemnification and to the advancement of expenses conferred in Section 6.1 and Section 6.2, respectively, shall be contract rights. If a claim under Section 6.1 or Section 6.2 is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (A) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (B) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Section or otherwise shall be on the Corporation.

Section 6.4 Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under the Certificate of Incorporation, these Amended and Restated Bylaws, or any statute, agreement, vote of stockholders or disinterested directors or otherwise.

Section 6.5 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any indemnitee or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Section 6.6 Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Section with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 7.1 Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December of each year.

Section 7.2 Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation.

Section 7.3 Seal. The corporate seal shall have inscribed the name of the Corporation thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 7.4 Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the Delaware General Corporation Law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders of the Board of Directors need be specified in any waiver of notice of such meeting.

Section 7.5 Audits. The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, and it shall be the duty of the Board of Directors to cause such audit to be made annually.

Section 7.6 Resignations. Any director or any officer, whether elected or appointed, may resign at any time by serving written notice of such resignation on the Chairman of the Board, the President, the Chief Executive Officer or the Secretary, and, except as provided in Section 2.8, such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the President, the Chief Executive Officer or the Secretary or at such later date as is stated therein. No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

Section 7.7 Contracts. Except as otherwise required by law, the Certificate of Incorporation, these Amended and Restated Bylaws and any signing authority policies adopted by the Board of Directors from time to time, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the President, the Chief Executive Officer or any Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors, the Chairman of the Board, the President, the Chief Executive Officer or any Vice President of the Corporation may delegate contractual powers to others under his jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 7.8 Proxies. The Board of Directors may by resolution from time to time appoint any attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation or other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock and other securities of such other corporation or other entity, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

Section 7.9 Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or these Amended and Restated Bylaws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

ARTICLE VIII

AMENDMENTS

Section 8.1 Amendments. Subject to the provisions of the Certificate of Incorporation and these Amended and Restated Bylaws, these Amended and Restated Bylaws may be amended, altered, added to, rescinded or repealed at any meeting of the Board of Directors or by the affirmative vote of the holders of a majority of the Corporation's outstanding voting stock (on an as-converted to Common Stock basis), provided notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the Board of Directors, in a notice given no less than twenty-four hours prior to the meeting.